UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: October 31

Date of reporting period: April 30, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

TAXABLE INVESTMENT GRADE FUNDS

Semiannual Report April 30, 2003

Current income potential from portfolios that invest in a variety of fixed income securities.

Goldman Sachs Asset Management

Goldman Sachs Taxable Investment Grade Funds

- **GOLDMAN SACHS ENHANCED INCOME FUND**

- **GOLDMAN SACHS ULTRA-SHORT DURATION GOVERNMENT FUND**

- **GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND**

- **GOLDMAN SACHS GOVERNMENT INCOME FUND**

- **GOLDMAN SACHS CORE FIXED INCOME FUND**

- **GOLDMAN SACHS GLOBAL INCOME FUND**

| NOT FDIC-INSURED | May Lose Value | No Bank Guarantee |

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management (GSAM), the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on GSAM's industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Enhanced Income Fund

Dear Shareholder,

This report provides an overview of the performance of the Goldman Sachs Enhanced Income Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over the six-month period that ended April 30, 2003, the Fund's Class A, Institutional, and Administration Shares generated cumulative total returns, without sales charges, of 1.30%, 1.50%, and 1.37%, respectively. These returns compare to the 0.75% and 0.96% cumulative total returns of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, respectively.

During the reporting period, the Fund outperformed its benchmarks as it benefited from its exposure to corporate securities. This sector staged a strong recovery over the last six months and enhanced Fund results.

Investment Objective

The Fund seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity. It is important to note that the Fund is not a money market fund and its net asset value will fluctuate.

Portfolio Composition

The Goldman Sachs Enhanced Income Fund targets a duration of nine months, with diversified holdings in high credit quality sectors including U.S. Treasuries, Agency, Corporate, Asset-Backed, and Money Market Instruments. The Fund invests in securities with a minimum credit quality of "A" by a Nationally Recognized Statistical Rating Organization ("NRSRO") at the time of purchase or if unrated, determined by the investment adviser to be of comparable quality. The Fund's duration position was neutral relative to its benchmarks over the period.

Portfolio Highlights

At the end of the reporting period, the Fund had its largest weighting in Agency Debentures (38.9% of net assets), followed by Asset-Backed Securities (31.8%), and Corporates (24.9%). The Fund's emphasis on shorter-term, higher-credit securities enhanced results during the reporting period as all spread sectors tightened relative to Treasuries.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income—Enhanced Income Management Team

May 9, 2003

Enhanced Income Fund

as of April 30, 2003

Assets Under Management

$2.0 Billion

NASDAQ SYMBOLS

Class A Shares

GEIAX

Institutional Shares

GEIIX

Administration Shares

GEADX

PERFORMANCE REVIEW

November 1, 2002– April 30, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Six-Month U.S. Treasury Bill Index[3]	One-Year U.S. Treasury Note Index[3]
Class A	1.30%	2.65%	0.75%	0.96%
Institutional	1.50	3.08	0.75	0.96
Administration	1.37	2.83	0.75	0.96

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Institutional	Administration
One Year	1.03%	3.02%	2.77%
Since Inception	4.43 (8/2/00)	5.39 (8/2/00)	5.15 (8/2/00)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 1.5% for Class A Shares. Because Institutional and Administration Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/03[5]

Sector Allocation

Agency Debentures*	38.9%
Asset-Backed Securities	31.8
Corporate Bonds	24.9
U.S. Treasuries	3.4
Cash Equivalents	2.2

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

*Please note that not all Agencies are Agency rated for credit allocation purposes.

Ultra-Short Duration Government Fund

Dear Shareholder:

This report provides an overview of the performance of the Goldman Sachs Ultra-Short Duration Government Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over the six-month period that ended April 30, 2003, the Fund's Class A, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.30%, 1.40%, and 1.15%, respectively. These returns compare to the 0.75% and 0.96% cumulative total returns of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, respectively.

During the reporting period, the Fund outperformed its benchmarks. Mortgage spread tightening and security selection among adjustable rate mortgages (ARM), collateralized mortgage obligations (CMO), and fixed rate pass-throughs all contributed to the Fund's outperformance of its benchmarks.

Investment Objective

The Fund seeks a high level of current income, consistent with low volatility of principal.

Portfolio Composition

Over the period, the portfolio management team maintained a bias towards prepayment-protected mortgage securities as prepayment speeds reached record levels. The Fund also increased exposure to hybrid ARMs. At the end of the period, the Fund began increasing its allocation to CMOs as spreads widened beyond fair valuation in the high refinancing rate environment.

The Fund's duration position was neutral relative to the benchmark over the period.

Portfolio Highlights

- **Adjustable Rate Mortgage Securities (ARM)** — 14.8% on October 31, 2002 and 23.4% on April 30, 2003.

- **Agency Debentures** —24.5% on October 31, 2002 and 21.3% on April 30, 2003.

- **Collateralized Mortgage Obligations (CMO)** — 19.9% on October 31, 2002 and 19.6% on April 30, 2003.

■ **Fixed Rate Pass-Throughs** — 23.5% on October 31, 2002 and 24.8% on April 30, 2003.

The Fund's strategy of emphasizing mortgage-backed securities with lower call risks enhanced performance during the reporting period.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 9, 2003

Ultra-Short Duration Government Fund[†]

as of April 30, 2003

Assets Under Management

$4.5 Billion

NASDAQ SYMBOLS

Class A Shares

GSAMX

Institutional Shares

GSARX

Service Shares

GSASX

PERFORMANCE REVIEW

November 1, 2002– April 30, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Six-Month U.S. Treasury Bill Index[3]	One-Year U.S. Treasury Note Index[3]
Class A	1.30%	2.95%	0.75%	0.96%
Institutional	1.40	3.40	0.75	0.96
Service	1.15	2.91	0.75	0.96

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.*

[3] *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Institutional	Service
One Year	1.05%	3.12%	2.60%
Five Years	4.37	5.13	4.59
Ten Years	N/A	5.21	N/A
Since Inception	5.01 (5/15/95)	5.33 (7/17/91)	4.76 (3/27/97)

[4] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 1.5% for Class A Shares. Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/03[5]

Sector Allocation

Fixed Rate Pass-Throughs	24.8%
Adjustable Rate Mortgage Securities	23.4
Agency Debentures	21.3
Collateralized Mortgage Obligations	19.6
Asset-Backed Securities	6.1
Cash Equivalents	3.4
U.S. Treasuries	2.3
Municipal Bonds	0.9
Commercial Mortgage-Backed Securities	0.5

[5] *Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.*

[†] *Effective July 1, 2002, the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.*

Short Duration Government Fund

Dear Shareholder:

This report provides an overview of the performance of the Goldman Sachs Short Duration Government Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over the six-month period that ended April 30, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.79%, 1.39%, 1.32%, 1.90%, and 1.65%, respectively. These returns compare to the 1.60% cumulative total return of the Fund's benchmark, the Two-Year U.S. Treasury Note Index.

The Fund's exposure to mortgage-backed securities enhanced results as mortgage spreads tightened relative to Treasuries over the reporting period. Security selection among collateralized mortgage obligations (CMO) and fixed rate pass-throughs also contributed positively to the Fund's returns.

Investment Objective

The Fund seeks a high level of current income and, secondarily, in seeking current income, may also consider the potential for capital appreciation.

Portfolio Composition

Over the period, the portfolio management team maintained a preference for prepayment-protected mortgage securities as prepayment speeds reached record levels. The Fund continued to favor 15-year over 30-year mortgage pass-throughs and lower coupons over higher coupons. The Fund also increased its allocation to CMOs over the period as spreads widened beyond fair valuation in the high refinancing rate environment. The Fund decreased exposure to agency debentures as the portfolio management team held a cautious outlook on the sector.

The Fund's duration strategy was neutral relative to its benchmark for much of the period. In late-March, following the start of the conflict in Iraq, the team implemented a marginal long-duration position as Treasury rates sold off to a point beyond which the team believed rates were fairly valued in the short term. At the end of the reporting period, the Fund held a small long-duration position relative to its benchmark.

Portfolio Highlights

- **Adjustable Rate Mortgage Securities (ARM)** — 2.9% on October 31, 2002 and 3.6% on April 30, 2003.

- **Agency Debentures** — 42.8% on October 31, 2002 and 30.0% on April 30, 2003.

- **Collateralized Mortgage Obligations (CMO)** — 21.2% on October 31, 2002 and 24.8% on April 30, 2003.

■ **Fixed Rate Pass-Throughs** — 20.5% on October 31, 2002 and 34.4% on April 30, 2003.

The Fund's continued emphasis on government-issued sectors such as agency debentures and mortgage-backed securities contributed positively to returns over the period.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 9, 2003

Short Duration Government Fund

as of April 30, 2003

Assets Under Management

$946.5 Million

NASDAQ SYMBOLS

Class A Shares

GSSDX

Class B Shares

GSDGX

Class C Shares

GSDCX

Institutional Shares

GSTGX

Service Shares

GSDSX

PERFORMANCE REVIEW

November 1, 2002–April 30, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Two-Year U.S. Treasury Note Index[3]
Class A	1.79%	2.86%	1.60%
Class B	1.39	2.33	1.60
Class C	1.32	2.18	1.60
Institutional	1.90	3.32	1.60
Service	1.65	2.82	1.60

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Class B	Class C	Institutional	Service
One Year	4.62%	4.06%	4.95%	7.18%	6.66%
Five Years	5.66	5.46	5.27	6.50	5.95
Ten Years	N/A	N/A	N/A	6.07	N/A
Since Inception	5.83 (5/1/97)	5.56 (5/1/97)	5.22 (8/15/97)	6.91 (8/15/88)	6.12 (4/10/96)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 2% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (2% maximum declining to 0% after three years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/03[5]

Sector Allocation	
Fixed Rate Pass-Throughs	34.4%
Agency Debentures	30.0
Collateralized Mortgage Obligations	24.8
U.S. Treasuries	6.8
Cash Equivalents	5.7
Adjustable Rate Mortgage Securities	3.6

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Government Income Fund

Dear Shareholder:

This report provides an overview of the performance of the Goldman Sachs Government Income Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over the six-month period that ended April 30, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 2.73%, 2.28%, 2.29%, 2.94%, and 2.62%, respectively. These returns compare to the 2.71% cumulative total return of the Fund's benchmark, the Lehman Brothers Government/Mortgage Index.

The Fund's overweight exposure to the mortgage sector versus the benchmark enhanced results during the reporting period, as mortgage spreads tightened versus Treasuries. In addition, security selection within the Fund, particularly to prepayment-protected mortgage-backed securities, contributed to the Fund's outperformance versus its benchmark.

Investment Objective

The Fund seeks a high level of current income consistent with safety of principal.

Portfolio Composition

During the period, the Fund's investment strategy continued to focus on sectors and securities that we believed would generate a competitive total rate of return relative to the benchmark. Over the period, the Fund increased its exposure to mortgage pass-throughs, as well as to adjustable rate mortgages and collateralized mortgage obligations. Within mortgage pass-throughs, the Fund maintained its bias to 15-year over 30-year securities and lower coupons over higher coupons. The Fund decreased its exposure to agency debentures as the portfolio management team held a cautious outlook on the sector.

The Fund's duration strategy was neutral relative to its benchmark for much of the period. In late-March, following the start of the conflict in Iraq, the team implemented a long-duration position as Treasury rates sold off to a point beyond which the team believed rates were fairly valued in the short term. At the end of the period, the Fund held a small long-duration position relative to its benchmark.

Portfolio Highlights

■ **Agency Debentures** — 15.8% on October 31, 2002 and 7.7% on April 30, 2003.

■ **Asset-Backed Securities (ABS)** — 9.1% on October 31, 2002 and 5.7% on April 30, 2003.

■ **Mortgage-Backed Securities (MBS)** — 48.6% on October 31, 2002 and 58.8% on April 30, 2003.

■ **U.S. Treasuries** — 24.3% on October 31, 2002 and 23.7% on April 30, 2003.

The Fund's emphasis on prepayment-protected mortgage-backed securities and its exposure to asset-backed securities enhanced returns over the period.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 9, 2003

Government Income Fund

as of April 30, 2003

Assets Under Management

$559.7 Million

NASDAQ SYMBOLS

Class A Shares

GSGOX

Class B Shares

GSOBX

Class C Shares

GSOCX

Institutional Shares

GSOIX

Service Shares

GSOSX

PERFORMANCE REVIEW

November 1, 2002– April 30, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Govt./ Mortgage Index[3]
Class A	2.73%	3.22%	2.71%
Class B	2.28	2.63	2.71
Class C	2.29	2.63	2.71
Institutional	2.94	3.78	2.71
Service	2.62	3.27	2.71

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Government/Mortgage Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Class B	Class C	Institutional	Service
One Year	5.20%	4.08%	8.31%	10.46%	9.99%
Five Years	5.89	5.65	6.06	7.26	6.71
Ten Years	6.31	N/A	N/A	N/A	6.71
Since Inception	6.53 (2/10/93)	6.62 (5/1/96)	6.36 (8/15/97)	7.54 (8/15/97)	6.93 (2/10/93)[5]

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years), and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[5] Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/03[6]

Sector Allocation	
Mortgage-Backed Securities	58.8%
Cash Equivalents	32.2
U.S. Treasuries	23.7
Agency Debentures	7.7
Asset-Backed Securities	5.7
Municipal Bonds	0.7

[6] Figures represent a percentage of net assets and, due to rounding, may not sum to 100% . The Fund is actively managed and, as such, its composition may differ over time.

Core Fixed Income Fund

Dear Shareholder,

This report provides an overview of the performance of the Goldman Sachs Core Fixed Income Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over the six-month period that ended April 30, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 5.55%, 5.25%, 5.14%, 5.74%, and 5.48%, respectively. These returns compare to the 4.31% cumulative total return of the Fund's benchmark, the Lehman Brothers Aggregate Bond Index.

The Fund's exposures to corporate and mortgage-backed securities were the main drivers of outperformance over the period. As corporate spreads rebounded from wide levels in the third quarter 2002, the Fund's overweight allocation to the corporate sector benefited performance. The Fund's allocation to mortgage-backed securities also enhanced results as mortgage spreads tightened relative to Treasuries over the period.

Investment Objective

The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index.

Portfolio Composition

During the period, the Fund continued to focus on sectors and securities that we believe will generate a competitive total rate of return relative to the Fund's benchmark. The portfolio management team increased the Fund's allocation to mortgage pass-throughs, as well as to adjustable rate mortgages and collateralized mortgage obligations. Within the Fund's mortgage pass-through allocation, we continued to emphasize 15-year over 30-year pass-throughs and lower coupons over higher coupons. Over the period, the portfolio's corporate exposure was approximately neutral relative to its benchmark on a contribution to duration basis with a concentration in telecom and BBB rated securities.

The Fund's duration strategy was neutral relative to its benchmark for much of the period. In late-March, following the start of the conflict in Iraq, the team implemented a long-duration position as Treasury rates sold off to a point beyond which the team believed rates were fairly valued in the short term. At the end of the period, the Fund held a marginal long-duration position relative to its benchmark.

Portfolio Highlights

■ **Agency Debentures** — 11.9% on October 31, 2002 and 7.6% on April 30, 2003.

■ **Asset-Backed Securities (ABS)** — 13.5% on October 31, 2002 and 14.7% on April 30, 2003.

■ **Corporate Bonds** — 27.5% on October 31, 2002 and 26.1% on April 30, 2003.

■ **Emerging Market Debt (EMD)** — 1.2% on October 31, 2002 and 0.9% on April 30, 2003.

■ **Mortgage-Backed Securities (MBS)** — 39.5% on October 31, 2002 and 53.7% on April 30, 2003.

■ **U.S. Treasuries** — 21.6% on October 31, 2002 and 20.2% on April 30, 2003.

Over the period, the Fund's allocation to corporates contributed to outperformance as the corporate sector staged a strong recovery; specifically, the Fund's overweight concentration to telecom and BBB rated corporate securities benefited portfolio returns as lower quality outperformed higher quality. The Fund's exposure to mortgage-backed securities with lower call risks also contributed to the Fund's outperformance of its benchmark.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 9, 2003

Core Fixed Income Fund

as of April 30, 2003

Assets Under Management

$1.2 Billion

NASDAQ SYMBOLS

Class A Shares

GCFIX

Class B Shares

GCFBX

Class C Shares

GCFCX

Institutional Shares

GSFIX

Service Shares

GSCSX

PERFORMANCE REVIEW

November 1, 2002– April 30, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Aggregate Bond Index[3]
Class A	5.55%	3.89%	4.31%
Class B	5.25	3.33	4.31
Class C	5.14	3.33	4.31
Institutional	5.74	4.47	4.31
Service	5.48	3.98	4.31

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Class B	Class C	Institutional	Service
One Year	4.82%	3.65%	7.82%	10.12%	9.58%
Five Years	5.69	5.47	5.88	7.06	6.53
Since Inception	6.46 (5/1/97)	6.36 (5/1/97)	6.16 (8/15/97)	7.08 (1/5/94)	6.94 (3/13/96)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/03[5]

Sector Allocation

Mortgage-Backed Securities	53.7%
Corporate Bonds	26.1
U.S. Treasuries	20.2
Asset-Backed Securities	14.7
Agency Debentures	7.6
Non-Dollar	3.3
Cash Equivalents*	2.3
Emerging Market Debt	0.9
Municipal Bonds	0.4

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

*Cash equivalents include AAA rated and U.S. Government short duration securities (duration < or = 1 year). MBS derivatives are not included.

Global Income Fund

Dear Shareholder:

This report provides an overview of the performance of the Goldman Sachs Global Income Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over six-month period that ended April 30, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 5.07%, 4.75%, 4.84%, 5.34%, and 5.16%, respectively. These returns compare to the 3.24% cumulative total return of the Fund's benchmark, the J.P. Morgan Global Government Bond Index (hedged).

The Fund's outperformance versus its benchmark was largely due to the portfolio's allocation to the credit sector, with its emerging market trades, duration, and currency positions also contributing to performance.

Investment Objective

The Fund seeks a high total return emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.

Portfolio Positioning

The prospect of a conflict in Iraq was the main focus over the reporting period as investors speculated on the timing, ease, and outcome of the war. These uncertainties, coupled with declining equity prices and weak global economic indicators, supported the fixed income markets. While recognizing that the landscape was extremely unclear, we believed that investors were too optimistic in both their estimation of a brief war and its positive assessment of a strong post-war recovery. As such, we initiated a long U.S. position in the 10-year region of the yield curve. While the military campaign was relatively brief, this positioning did have a positive impact on performance.

The Fund maintained its underweight Japan position over the period since yields are close to all time lows and we saw little further upside to owning short maturity Japanese government bonds. This position had a relatively neutral impact on performance. The Fund maintained its overweight allocation to developing markets as historically low yields in developed markets caused investors to seek more profitable investment opportunities. We maintained a long Poland position, as we believed its recent downgrades of growth and inflation expectations could lead to rates falling further over the coming year. We also increased a long South Africa position and initiated a long Mexico position. In general, these trades enhanced results.

The Fund's allocation to corporate bonds was the largest positive contributor to performance over the period. We slightly increased the Fund's allocation to the corporate sector toward the end of 2002 as risks subsided and credit spreads tightened substantially. This proved beneficial as the credit market generated its strongest monthly performance of 2002 in

November. Volatility of individual issuers remained high and we reduced the Fund's credit allocation in the lead-up to the Iraq war, paring back exposure in response to strong performance coupled with growing geopolitical concerns. Our portfolio positioning focused on reducing exposure to market volatility by selling select names where recent strength appeared inconsistent with changes in credit quality, while continuing to purchase opportunistically. As the war began in March, the associated risk premium quickly evaporated and credit markets rallied alongside equities, maintaining gains through to the end of the period and especially in April. We believe that expectations of improving credit quality in the coming quarters based on continued de-leveraging and balance sheet repair make corporate spreads appear attractive over the longer-term.

The Fund's largest corporate overweight position remained in single-A and triple-B issuers as we felt the highest quality issues had little upside relative to BBB issues and because the relationship between AAA and BBB was historically wide. The first phase of corporate de-leveraging involved significant debt and cost reduction but attention has now turned towards revenue generation to boost profitability. Issuers likely to be beneficiaries of a business recovery remain the focus of the portfolio. Leadership of the market is no longer so much sector driven as name and quality driven, thus security selection remains the key to our investment process.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Fixed Income Investment Management Team

May 9, 2003

Global Income Fund

as of April 30, 2003

Assets Under Management

$411.3 Million

NASDAQ SYMBOLS

Class A Shares

GSGIX

Class B Shares

GSLBX

Class C Shares

GSLCX

Institutional Shares

GSGLX

Service Shares

GGISX

PERFORMANCE REVIEW

November 1, 2002– April 30, 2003	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	JPM Global Govt. Bond Index[3]
Class A	5.07%	2.49%	3.24%
Class B	4.75	2.11	3.24
Class C	4.84	2.11	3.24
Institutional	5.34	3.25	3.24
Service	5.16	2.75	3.24

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The J.P. Morgan Global Government Bond Index (hedged), an unmanaged index, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Class B	Class C	Institutional	Service
One Year	2.28%	1.32%	5.57%	7.81%	7.27%
Five Years	4.20	4.21	4.63	5.84	5.30
Ten Years	6.39	N/A	N/A	N/A	6.96
Since Inception	6.59 (8/2/91)	6.14 (5/1/96)	5.39 (8/15/97)	7.83 (8/1/95)	7.08 (8/2/91)[5]

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years), and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[5] Performance data for Service Shares prior to 3/12/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP POSITIONS AS OF 4/30/03[6]

Currency Exposure (%)

U.S. Dollar	41.1%	Great Britain Pound	5.2%
Euro Currency	24.0	South African Rand	3.4
Japanese Yen	10.3	Mexican Peso	1.9
Swedish Krona	8.4	German Mark	1.5
Canadian Dollar	6.0	Polish Zloty	1.0

[6] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 38.9%			
African Development Bank			
$ 3,500,000	6.50%	03/15/2004	$ 3,654,819
1,000,000	6.75	10/01/2004	1,072,355
European Investment Bank			
5,000,000	8.25	12/20/2004	5,501,285
Federal Farm Credit Bank			
7,000,000	5.10	04/26/2004	7,267,330
5,000,000	5.45	01/19/2005	5,326,801
17,000,000	4.90	03/21/2006	18,296,590
4,500,000	5.40	05/10/2006	4,923,076
6,000,000	5.70	06/08/2006	6,250,554
6,500,000	6.60	07/07/2006	7,346,629
9,000,000	5.52	07/17/2006	9,071,298
Federal Home Loan Banks			
2,000,000	6.40#	09/08/2003	2,011,864
1,000,000	5.38	01/05/2004	1,028,273
5,000,000	7.80	05/16/2005	5,014,580
8,000,000	6.50	11/15/2005	8,896,481
27,500,000	5.38	05/15/2006	30,051,175
6,000,000	4.88	05/30/2006	6,014,580
7,000,000	5.50	07/19/2006	7,307,321
25,000,000	4.30	10/30/2006	26,523,075
8,000,000	5.20	05/23/2007	8,606,344
Federal Home Loan Mortgage Corp.			
12,000,000	2.60	11/05/2004	12,089,856
17,000,000	2.05	01/28/2005	17,034,591
22,000,000	2.60	06/03/2005	22,121,219
20,000,000	2.50	07/28/2005	20,107,190
10,628,000	0.00	01/15/2006	10,020,769
6,550,000	6.75	05/30/2006	7,432,416
13,516,000	3.10	06/19/2006	13,626,457
20,000,000	5.82	07/25/2006	20,179,600
30,000,000	4.00	08/02/2006	30,855,917
26,800,000	3.70	08/23/2006	27,452,285
11,628,000	0.00	01/15/2007	10,520,480
15,000,000	5.13	02/13/2007	15,460,980
8,000,000	3.16	05/07/2007	8,100,800
15,900,000	3.60	02/13/2008	16,216,028
Federal National Mortgage Association			
6,000,000	4.65	08/27/2004	6,067,680
2,500,000	3.75	10/15/2004	2,525,915
35,000,000	0.00/3.60§	10/29/2004	35,438,025
5,000,000	7.88	02/24/2005	5,583,180
3,000,000	7.65	03/10/2005	3,329,068
7,200,000	4.43	05/09/2005	7,204,886
5,000,000	2.75	06/03/2005	5,030,248
10,000,000	3.75	07/29/2005	10,255,379
20,000,000	5.00	09/19/2005	20,270,602
12,000,000	2.75	01/30/2006	12,081,350
13,700,000	3.05	06/05/2006	13,800,850
22,505,000	3.10	07/28/2006	22,762,097
5,000,000	3.51	08/23/2006	5,088,555
30,000,000	3.75	09/05/2006	30,236,449
21,000,000	3.61	09/19/2006	21,171,297
7,945,000	3.35	01/24/2007	7,984,741
27,000,000	4.88	03/11/2007	27,767,065

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – (continued)			
$30,000,000	5.42%	04/04/2007	$ 31,939,036
8,000,000	4.18	08/28/2007	8,078,048
16,800,000	3.70	11/01/2007	17,249,064
Financing Corp. (FICO) Strip			
3,073,000	0.00	04/05/2006	2,863,065
Government Backed Trust			
5,613,000	0.00	11/15/2003	5,568,573
Government Loan Trust			
7,644,000	0.00	04/01/2007	6,822,079
Government Trust Certificates			
3,000,000	0.00	11/15/2003	2,976,255
5,000,000	0.00	05/15/2004	4,916,380
6,187,000	0.00	11/15/2004	6,023,311
Inter-American Development Bank			
9,000,000	3.53	05/25/2005	9,333,558
1,000,000	6.25	04/15/2006	1,119,345
KFW International Finance, Inc.			
1,000,000	5.00	11/25/2003	1,020,575
4,650,000	8.25	11/30/2004	5,119,515
Landesbank Baden-Wuerttemberg Girozentrale			
5,170,000	7.88	04/15/2004	5,491,127
Oesterreich Federal Financing Agency			
3,000,000	7.38	05/11/2005	3,331,038
Republic of Italy			
7,000,000	5.00	11/20/2003	7,126,637
5,000,000	5.25	01/16/2004	5,145,315
Singapore Power Ltd.			
1,500,000	7.25	04/28/2005	1,641,000
The International Bank for Reconstruction and Development			
2,700,000	6.21	09/08/2003	2,746,240
TOTAL AGENCY DEBENTURES (Cost $743,439,681)			$ 760,490,566

Asset-Backed Securities – 31.8%			
Auto – 28.8%			
AESOP Funding II LLC Series 2003-3A, Class A1†			
$20,000,000	2.75%	07/20/2007	$ 19,997,580
AmeriCredit Automobile Receivables Trust Series 1999-D, Class A3			
3,677,284	7.02	12/12/2005	3,753,317
AmeriCredit Automobile Receivables Trust Series 2000-A, Class A4			
18,800,000	7.29	12/12/2006	19,425,448
AmeriCredit Automobile Receivables Trust Series 2000-C, Class A3			
1,362,819	7.05	02/12/2005	1,367,445
AmeriCredit Automobile Receivables Trust Series 2000-D, Class A3			
2,145,489	6.74	02/12/2005	2,153,250
AmeriCredit Automobile Receivables Trust Series 2002-B, Class A3			
15,500,000	3.78	02/12/2007	15,874,638
ANRC Auto Owner Trust Series 1999-A, Class A4			
1,623,502	6.94	04/17/2006	1,627,097

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Auto – (continued)			
ANRC Auto Owner Trust Series 2000-A, Class A4			
$19,650,826	7.15%	02/15/2007	$ 20,079,410
Associates Automobile Receivables Trust Series 2000-2, Class A3			
393,090	6.82	02/15/2005	396,023
BMW Vehicle Owner Trust Series 2002-A, Class A4			
9,000,000	4.46	05/25/2007	9,487,640
Capital One Auto Finance Trust Series 2001-A, Class A3			
20,838,502	4.83	09/15/2005	21,145,170
Capital One Auto Finance Trust Series 2002-B, Class A3A			
35,000,000	2.71	10/16/2006	35,420,780
CPS Auto Trust Series 2001-A, Class A1†			
2,700,300	4.37	09/15/2005	2,734,899
CPS Auto Trust Series 2002-A, Class A1			
3,178,249	3.74	01/15/2006	3,211,026
Daimlerchrysler Auto Trust Series 2000-B, Class A4			
32,679,349	7.63	06/08/2005	33,657,554
Daimlerchrysler Auto Trust Series 2000-D, Class A3			
13,873,692	6.66	01/08/2005	14,034,794
Daimlerchrysler Auto Trust Series 2000-D, Class A4			
15,000,000	6.70	03/08/2006	15,776,329
Daimlerchrysler Auto Trust Series 2001-D, Class A3			
17,000,000	3.15	11/06/2005	17,206,142
Drive Auto Receivables Trust Series 2002-1, Class A3†			
23,333,000	3.68	09/15/2006	23,894,462
Duck Auto Grantor Trust Series 2001-C, Class A†§			
3,228,741	0.00/3.44	05/15/2006	3,259,011
Duck Auto Grantor Trust Series 2002-A, Class A†§			
10,543,420	0.00/4.16	02/15/2007	10,718,051
Ford Credit Auto Owner Trust Series 2000-C, Class A4			
351,846	7.24	02/15/2004	353,412
Ford Credit Auto Owner Trust Series 2000-E, Class A4			
3,386,319	6.74	06/15/2004	3,415,778
Ford Credit Auto Owner Trust Series 2000-G, Class A4			
6,905,241	6.62	07/15/2004	6,973,796
Franklin Auto Trust Series 2001-2, Class A3			
13,443,554	3.77	02/20/2006	13,628,658
Franklin Auto Trust Series 2002-1, Class A3			
13,500,000	3.74	11/20/2006	13,799,538
Household Automotive Trust Series 2002-1, Class A3			
44,000,000	3.75	09/18/2006	44,729,197
Long Beach Auto Receivables Trust Series 2001-A, Class A3†			
15,525,928	5.20	03/31/2006	15,826,743
Long Beach Auto Receivables Trust Series 2001-B, Class A3†			
16,000,000	3.94	10/13/2006	16,295,008
MFN Auto Receivables Trust Series 2002-A, Class A1†			
7,292,432	3.81	01/15/2005	7,374,472
Nissan Auto Receivables Owner Trust Series 2000-A, Class A4			
2,314,840	7.17	08/16/2004	2,332,068
Nissan Auto Receivables Owner Trust Series 2001-C, Class A3			
8,436,010	4.31	05/16/2005	8,544,002
Onyx Acceptance Auto Trust Series 2001-D, Class A3			
7,874,558	3.63	12/15/2005	7,966,082
Onyx Acceptance Auto Trust Series 2002-A, Class A3			
15,000,000	3.75	04/15/2006	15,249,856

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Auto – (continued)			
Onyx Acceptance Auto Trust Series 2002-C, Class A3			
$21,900,000	3.29%	09/15/2006	$ 22,346,364
PeopleFirst.com Auto Receivables Owner Trust Series 2000-1, Class A4			
2,561,114	7.41	12/15/2006	2,578,143
Union Acceptance Corp. Series 2000-D, Class A3			
2,972,281	6.72	10/11/2005	3,006,552
Union Acceptance Corp. Series 1999-C, Class A4§			
2,901,922	0.00/6.82	01/09/2006	2,950,354
Union Acceptance Corp. Series 2000-A, Class A4§			
7,265,412	0.00/7.44	04/10/2006	7,472,234
WFS Financial Owner Trust Series 2000-D, Class A3			
1,018,970	6.83	07/20/2005	1,031,327
WFS Financial Owner Trust Series 2002-1, Class A3A			
40,000,000	4.15	12/20/2006	40,915,327
WFS Financial Owner Trust Series 2002-2, Class A3			
40,000,000	3.81	02/20/2007	40,937,528
World Omni Auto Receivables Trust Series 2001-A, Class A3			
1,423,592	5.30	02/20/2005	1,436,628
World Omni Auto Receivables Trust Series 2001-B, Class A3			
10,000,000	3.79	11/20/2005	10,151,223
			$ 564,534,356
Equipment – 2.8%			
Ikon Receivables LLC Series 2002-1, Class A3			
$33,500,000	3.90%	10/15/2006	$ 34,141,297
Ikon Receivables LLC Series 2003-1, Class A3B			
20,000,000	2.33	12/17/2007	20,100,000
			$ 54,241,297
Student Loans – 0.2%			
Union Financial Services-1, Inc. Series 1998-A, Class A8			
$ 4,000,000	5.50%	09/01/2005	$ 4,110,000
TOTAL ASSET-BACKED SECURITIES (Cost $617,872,074)			$ 622,885,653

Corporate Bonds – 24.9%			
Banks – 8.5%			
Bank of America Corp.			
$11,500,000	7.63%	04/15/2005	$ 12,750,783
9,500,000	6.38	05/15/2005	10,330,197
1,500,000	7.20	04/15/2006	1,699,756
BankBoston Corp.			
9,000,000	6.63	02/01/2004	9,341,280
BB&T Corp.			
10,734,000	7.05	05/23/2003	10,764,506
14,925,000	6.38#	06/30/2025	16,270,637
Citicorp, Inc.			
6,000,000	7.75	06/15/2006	6,911,428
Citigroup, Inc.			
12,000,000	6.75	12/01/2005	13,327,346
Credit Suisse FB USA, Inc.			
6,000,000	5.88	08/01/2006	6,525,358

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Banks – (continued)			
Donaldson, Lufkin & Jenrette, Inc. – DLJ			
$10,000,000	6.88%	11/01/2005	$ 11,094,182
FleetBoston Financial Corp.			
4,800,000	7.25	09/15/2005	5,349,926
Golden West Financial Corp.			
11,575,000	6.00	10/01/2003	11,786,394
3,200,000	5.50	08/08/2006	3,473,507
HSBC USA, Inc.			
4,000,000	7.00	11/01/2006	4,556,186
PNC Bank NA			
1,800,000	7.88	04/15/2005	1,995,912
PNC Funding Corp.			
3,112,000	7.75	06/01/2004	3,309,937
Popular North America, Inc.			
900,000	2.94#	07/15/2003	903,804
5,928,000	6.63	01/15/2004	6,126,754
US Bancorp			
6,000,000	6.75	10/15/2005	6,637,893
Wachovia Corp.			
6,250,000	6.88	09/15/2005	6,922,944
2,989,000	7.50	07/15/2006	3,436,775
Washington Mutual, Inc.			
4,118,000	7.50	08/15/2006	4,708,269
Wells Fargo & Co.			
3,800,000	7.25	08/24/2005	4,240,423
3,325,000	6.75	10/01/2006	3,758,440
			$ 166,222,637
Brokerage – 0.3%			
The Bear Stearns Companies, Inc.			
$ 5,000,000	6.50%	05/01/2006	$ 5,552,391
Captive-Automotive – 0.3%			
General Motors Acceptance Corp.			
$ 5,600,000	6.38%	01/30/2004	$ 5,770,335
Chemicals – 0.5%			
Rohm and Haas Co.			
$ 1,300,000	6.95%	07/15/2004	$ 1,381,812
The Dow Chemical Co.			
7,890,000	5.25	05/14/2004	8,130,575
990,000	7.00	08/15/2005	1,082,412
			$ 10,594,799
Corporate-Other – 0.6%			
Verizon Global Funding Corp.			
$ 2,000,000	7.60%	03/15/2007	$ 2,300,814
Verizon Wireless Capital LLC			
9,250,000	5.38	12/15/2006	9,966,006
			$ 12,266,820
Entertainment – 0.7%			
CBS Corp.			
$10,000,000	7.15%	05/20/2005	$ 11,019,880

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Entertainment – (continued)			
Viacom, Inc.			
$ 1,850,000	7.75%	06/01/2005	$ 2,063,535
1,000,000	6.40	01/30/2006	1,104,279
			$ 14,187,694
Financial-Other – 1.1%			
American General Finance Corp.			
$ 1,750,000	6.75%	11/15/2004	$ 1,879,010
General Electric Capital Corp.			
5,500,000	5.00	06/15/2007	5,925,961
Lehman Brothers Holdings, Inc.			
2,100,000	7.38	05/15/2004	2,232,492
3,040,000	7.75	01/15/2005	3,341,307
Lion Connecticut Holdings, Inc.			
1,350,000	6.38	08/15/2003	1,368,876
The Bear Stearns Companies, Inc.			
5,000,000	3.00	03/30/2006	5,088,610
Transamerica Finance Corp.			
2,050,000	7.50	03/15/2004	2,145,522
			$ 21,981,778
Food & Beverage – 0.7%			
Nabisco, Inc.			
$11,395,000	6.85%	06/15/2005	$ 12,299,756
Sara Lee Corp.			
1,500,000	6.40	06/09/2005	1,632,972
			$ 13,932,728
Industrial – 0.1%			
UST, Inc.			
$ 2,050,000	8.80%	03/15/2005	$ 2,284,287
Integrated – 0.5%			
Conoco Phillips			
$ 8,800,000	8.50%	05/25/2005	$ 9,969,475
Life Insurance – 4.2%			
AXA Financial, Inc.			
$ 4,000,000	9.00%	12/15/2004	$ 4,402,706
Equitable Life Assurance Society†			
6,780,000	6.95	12/01/2005	7,547,265
Jackson National Life Insurance Co.†			
2,000,000	5.25	03/15/2007	2,121,812
John Hancock Global Funding			
7,600,000	6.50	06/22/2004	7,971,321
John Hancock Global Funding II†			
5,000,000	5.63	06/27/2006	5,438,840
Lincoln National Corp.			
3,750,000	7.25	05/15/2005	4,112,882
Metropolitan Life Insurance Co.†			
16,290,000	7.00	11/01/2005	18,068,591
Monumental Global Funding II†			
5,000,000	6.05	01/19/2006	5,420,750
Monumental Global Funding III†			
4,390,000	5.20	01/30/2007	4,700,219
Principal Financial Group (Australia)†			
10,000,000	7.95	08/15/2004	10,652,750

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Life Insurance – (continued)			
Prudential Insurance Co.†			
$ 8,450,000	6.38%	07/23/2006	$ 9,142,816
Reliastar Financial Corp.			
1,400,000	8.00	10/30/2006	1,608,310
			$ 81,188,262
Media-Non Cable – 0.2%			
INTELSAT			
$ 3,000,000	8.38%	10/14/2004	$ 3,216,876
Metals – 0.1%			
Alcoa, Inc.			
$ 2,000,000	7.25%	08/01/2005	$ 2,224,605
Noncaptive-Consumer – 2.4%			
American General Finance Corp.			
$ 4,000,000	5.88%	07/14/2006	$ 4,387,910
Aristar, Inc.			
4,000,000	8.25	06/15/2005	4,502,488
5,450,000	6.25	05/15/2006	5,998,196
Countrywide Home Loans, Inc.			
10,000,000	6.85	06/15/2004	10,570,601
13,000,000	6.84	10/22/2004	13,916,384
Washington Mutual Financial Corp.			
2,710,000	7.38	09/01/2004	2,904,213
Wells Fargo Financial, Inc.			
4,500,000	6.13	02/15/2006	4,945,901
			$ 47,225,693
Noncaptive-Diversified – 0.2%			
General Electric Capital Corp.			
$ 3,100,000	5.35%	03/30/2006	$ 3,358,413
Property/Casualty Insurance – 1.4%			
ACE INA Holdings, Inc.			
$ 2,000,000	8.20%	08/15/2004	$ 2,140,851
2,000,000	8.30	08/15/2006	2,269,980
ACE Ltd.			
6,000,000	6.00	04/01/2007	6,483,148
Allstate Financial Global Funding†			
4,500,000	7.13	09/26/2005	5,015,781
2,700,000	6.15	02/01/2006	2,958,479
The Hartford Financial Services Group, Inc.			
7,815,000	7.75	06/15/2005	8,621,627
			$ 27,489,866
Wireless Telecommunications – 1.9%			
GTE Corp.			
$ 1,200,000	9.10%	06/01/2003	$ 1,206,540
Verizon Global Funding Corp.			
14,350,000	6.75	12/01/2005	15,964,053
Vodafone Americas Asia, Inc.			
5,000,000	7.00	10/01/2003	5,111,420
Vodafone Group PLC			
13,475,000	7.63	02/15/2005	14,845,288
			$ 37,127,301

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Yankee Banks – 1.2%			
BCH Cayman Islands			
$ 4,000,000	8.25%	06/15/2004	$ 4,283,079
Nordea Bank Finland PLC			
2,500,000	6.50	01/15/2006	2,756,358
RBSG Capital Corp.			
11,780,000	10.13	03/01/2004	12,583,031
Santander Financial Issuances			
1,000,000	7.75	05/15/2005	1,104,732
2,565,000	7.25	05/30/2006	2,887,305
			$ 23,614,505
TOTAL CORPORATE BONDS (Cost $468,358,252)			$ 488,208,465
U.S. Treasury Obligation – 3.4%			
United States Treasury Notes^			
$61,466,216	3.38%	01/15/2007	$ 66,950,170
TOTAL U.S. TREASURY OBLIGATION (Cost $64,892,493)			$ 66,950,170
Repurchase Agreement – 2.2%			
Joint Repurchase Agreement Account II△			
$43,700,000	1.35%	05/01/2003	$ 43,700,000
Maturity Value: $43,701,639			
TOTAL REPURCHASE AGREEMENT (Cost $43,700,000)			$ 43,700,000
TOTAL INVESTMENTS (Cost $1,938,262,500)			$1,982,234,854

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $171,167,529, which represents 8.7% of net assets as of April 30, 2003.

\# Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2003.

§ These securities are issued with a zero coupon or dividend rate which increases to the stated rate at a set date in the future.

^ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△ Joint repurchase agreement was entered into on April 30, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 68.3%			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC)# – 2.1%			
$ 671,380	3.79%	07/01/2018	$ 692,836
205,085	4.09	09/01/2018	211,521
1,555,186	6.23	11/01/2018	1,615,013
333,741	4.00	12/01/2018	343,678
1,953,096	3.86	05/01/2019	2,010,009
5,739,641	4.68	11/01/2019	5,897,194
4,802,559	6.88	11/01/2019	5,059,208
2,859,715	3.88	01/01/2020	2,942,451
959,125	4.29	05/01/2020	994,928
5,098,175	3.88	06/01/2020	5,260,375
108,925	4.04	02/01/2021	112,276
7,217,982	4.30	02/01/2022	7,457,042
1,579,346	3.85	06/01/2022	1,614,960
891,158	3.83	08/01/2022	910,861
1,078,121	3.73	09/01/2022	1,102,303
1,546,185	4.16	09/01/2022	1,597,509
1,927,398	4.12	06/01/2024	2,001,598
15,860,986	4.39	04/01/2027	16,519,880
626,606	3.58	02/01/2028	641,232
20,080,329	4.20	04/01/2028	20,808,763
4,517,145	6.74	08/01/2028	4,700,676
2,168,177	4.56	05/01/2029	2,259,676
1,250,586	4.20	07/01/2030	1,295,133
2,839,364	7.58	11/01/2030	2,996,267
2,650,911	4.15	12/01/2030	2,760,877
683,517	3.79	02/01/2031	694,229
3,509,572	6.43	05/01/2035	3,683,638
			$ 96,184,133
Adjustable Rate Federal National Mortgage Association (FNMA)# – 10.3%			
$ 257,275	4.32%	11/01/2014	$ 263,856
778,170	4.11	03/01/2017	798,808
3,319,621	6.73	04/01/2017	3,486,604
142,688	3.79	11/01/2017	146,749
1,262,575	2.88	03/01/2018	1,269,491
255,273	3.76	03/01/2018	260,241
1,231,635	4.11	03/01/2018	1,252,678
4,252,215	4.17	07/01/2018	4,325,005
809,764	4.36	08/01/2018	838,025
591,665	4.03	10/01/2018	601,687
1,465,876	4.12	10/01/2018	1,497,566
35,054	3.78	11/01/2018	35,662
1,533,077	3.97	11/01/2018	1,563,018
811,866	3.91	01/01/2019	828,872
2,321,977	4.42	04/01/2019	2,362,757
4,371,673	3.82	05/01/2019	4,485,991
1,557,876	4.12	06/01/2019	1,584,925
700,573	4.18	06/01/2019	716,186
1,004,504	6.15	07/01/2019	1,043,190
362,913	3.77	08/01/2019	373,860
1,176,162	4.08	08/01/2019	1,202,187
1,674,785	4.48	08/01/2019	1,714,109
83,520	3.62	09/01/2019	86,343
302,343	4.61	09/01/2019	309,382

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Federal National Mortgage Association (FNMA)# – (continued)			
$ 329,655	4.19%	11/01/2019	$ 335,367
6,255,671	4.46	11/01/2019	6,466,237
232,984	4.14	04/01/2020	238,227
3,784,629	5.73	05/01/2020	3,932,456
1,800,320	3.95	06/01/2020	1,839,825
530,563	4.18	06/01/2020	542,051
1,966,216	3.63	07/01/2020	2,015,914
972,267	4.15	11/01/2020	993,764
2,148,478	3.16	12/25/2020	2,016,369
2,507,116	4.23	01/01/2021	2,585,372
919,652	4.17	02/01/2021	947,392
1,428,683	4.43	03/01/2021	1,469,636
211,141	4.50	12/01/2021	216,018
127,664	7.76	01/01/2022	135,559
235,816	6.34	02/01/2022	245,617
512,848	5.55	05/20/2022	519,099
998,741	4.40	02/01/2023	1,032,298
37,144	6.23	12/01/2023	38,414
2,951,318	5.55	06/20/2024	2,987,295
98,615	3.91	07/01/2024	100,033
1,006,610	5.18	01/01/2025	1,037,158
1,069,146	6.65	10/01/2025	1,101,297
6,157,860	2.70	03/25/2027	5,853,687
64,001	7.24	01/01/2028	66,803
674,696	5.43	07/01/2028	708,881
3,348,559	5.60	07/01/2029	3,511,538
4,531,505	4.04	01/01/2030	4,659,555
3,868,670	4.60	05/01/2030	3,968,267
2,638,766	3.26	06/01/2030	2,692,977
2,331,222	3.27	11/01/2030	2,377,938
7,879,284	5.74	06/01/2031	8,149,071
8,856,139	5.78	08/01/2031	9,165,307
9,160,924	6.30	08/01/2031	9,504,458
4,013,011	5.58	12/01/2031	4,168,127
9,646,277	6.14	01/01/2032	9,914,847
5,663,842	6.59	01/01/2032	5,876,236
7,883,860	6.24	02/01/2032	8,214,746
8,626,651	5.81	03/01/2032	8,914,350
9,122,232	6.16	03/01/2032	9,500,769
3,399,499	5.23	05/01/2032	3,505,860
9,448,080	5.73	05/01/2032	9,744,861
11,942,639	5.56	07/01/2032	12,363,056
4,188,411	5.74	07/01/2032	4,335,040
6,094,372	5.99	07/01/2032	6,321,256
3,805,436	4.84	09/01/2032	3,920,496
6,388,285	6.70	09/01/2032	6,547,281
3,290,385	4.89	10/01/2032	3,407,440
6,163,237	5.09	10/01/2032	6,442,036
5,811,175	5.15	11/01/2032	6,084,614
4,976,125	4.98	12/01/2032	5,182,409
6,722,281	4.99	12/01/2032	7,002,410
6,837,815	5.06	12/01/2032	7,140,469
3,774,278	5.19	12/01/2032	3,955,791
3,404,176	5.21	12/01/2032	3,569,443
5,092,551	5.04	01/01/2033	5,315,788

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Federal National Mortgage Association (FNMA)# – (continued)			
$ 3,522,944	5.25%	01/01/2033	$ 3,637,239
9,990,843	4.85	02/01/2033	10,362,917
7,602,931	4.91	02/01/2033	7,897,925
13,807,729	5.03	02/01/2033	14,267,802
3,035,230	5.04	02/01/2033	3,167,596
14,034,262	4.35	03/01/2033	14,377,199
27,219,897	4.36	03/01/2033	27,644,883
9,021,211	4.50	03/01/2033	9,281,445
26,495,103	4.76	03/01/2033	27,410,846
20,734,554	4.80	03/01/2033	21,475,220
1,791,208	4.88	04/01/2033	1,856,134
18,869,240	4.55	05/01/2033	19,299,156
1,841,249	3.26	05/01/2040	1,879,076
18,927,538	3.26	06/01/2040	19,316,381
22,573,649	3.26	10/01/2040	23,026,009
			$ 458,828,225
Adjustable Rate Government National Mortgage Association (GNMA)# – 2.0%			
$ 1,019,401	5.38%	03/20/2016	$ 1,041,135
1,167,598	5.75	08/20/2018	1,189,822
1,343,852	5.38	02/20/2021	1,374,018
631,957	5.38	06/20/2022	647,317
492,033	5.75	08/20/2022	502,926
632,920	5.38	06/20/2023	648,579
3,021,089	5.75	09/20/2023	3,088,750
4,442,379	5.38	05/20/2024	4,550,763
5,783,406	5.75	07/20/2024	5,912,345
3,477,093	5.75	07/20/2025	3,552,693
9,469,237	5.63	11/20/2025	9,680,007
4,220,801	5.38	02/20/2027	4,301,113
4,965,973	5.38	03/20/2027	5,060,463
9,176,310	5.75	08/20/2027	9,374,173
10,225,555	5.25	01/20/2028	10,402,227
2,495,761	5.38	01/20/2028	2,543,028
6,334,761	5.25	02/20/2028	6,444,221
10,033,019	5.38	02/20/2028	10,223,049
5,317,052	5.25	03/20/2028	5,408,947
3,883,321	5.38	05/20/2028	3,977,081
			$ 89,922,657
Adjustable Rate Non-Agency# – 9.0%			
Bank of America Mortgage Securities Series 2002-J, Class A2			
$ 12,059,769	4.88%	09/25/2032	$ 12,322,767
Bank of America Mortgage Securities Series 2003-D, Class 2A4			
45,622,000	4.34	05/25/2033	46,237,897
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
25,660,394	5.10	03/25/2033	26,250,583
Merrill Lynch Mortgage Investors, Inc. Series 2002-A2, Class 2A			
5,761,720	6.00	05/25/2032	5,884,157

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Non-Agency# – (continued)			
Merrill Lynch Mortgage Investors, Inc. Series 2003-A2, Class 2A3			
$ 89,503,137	4.77%	03/25/2033	$ 90,210,212
Sequoia Mortgage Trust			
27,026,129	3.31	08/20/2032	27,715,645
88,226,135	3.00	09/20/2032	87,933,921
5,000,000	3.46	08/20/2032	5,061,634
Washington Mutual Series 2002-AR7, Class A6			
28,909,811	5.53	07/25/2032	29,548,360
Washington Mutual Series 2003-AR5, Class A7			
64,625,000	4.21	06/25/2033	65,220,478
Wells Fargo Mortgage Backed Securities Trust Series 2002-C, Class A1			
4,313,687	5.14	07/25/2032	4,367,341
			$ 400,752,995
Commercial Mortgage-Backed Securities (CMBS) – 0.5%			
Bear Stearns Commercial Mortgage Securities, Inc. Series 2001-TOP2, Class X2†			
$142,041,083	1.36%	02/15/2035	$ 7,774,718
GMAC Commercial Mortgage Securities, Inc. Series 1997-C1, Class A2			
5,487,185	6.85	07/15/2029	5,726,935
Salomon Brothers Mortgage Securities VII Series 2002-Key2, Class X2†			
88,598,000	2.24	03/18/2036	10,620,889
			$ 24,122,542
Federal Home Loan Mortgage Corp. (FHLMC) – 4.9%			
$ 12,064,668	7.00%	02/01/2009	$ 12,894,188
9,352,812	6.00	03/01/2009	9,863,339
6,369,449	7.00	03/01/2009	6,805,124
15,654,549	7.00	04/01/2009	16,736,268
7,434,297	7.00	05/01/2009	7,942,809
5,308,036	7.00	06/01/2009	5,671,110
5,854,016	7.50	06/01/2009	6,282,589
1,101,558	6.50	03/01/2013	1,163,546
1,972,355	6.50	04/01/2013	2,083,346
1,004,675	6.50	05/01/2013	1,061,212
1,635,669	6.50	06/01/2013	1,727,714
40,966,626	6.00	04/01/2014	42,908,763
16,183,173	8.00	12/01/2015	17,376,682
2,590,799	6.00	05/01/2017	2,708,685
4,892,796	7.00	04/01/2021	5,154,238
2,316,009	7.00	08/01/2021	2,439,762
15,759,639	7.00	03/01/2022	16,615,496
5,550,949	7.00	05/01/2022	5,852,404
26,108,495	7.00	06/01/2022	27,526,366
463,848	7.00	10/01/2022	497,520
80,877	7.00	06/01/2023	86,094
1,127,880	7.00	07/01/2023	1,200,631
509,725	7.00	08/01/2023	542,603
299,381	7.00	09/01/2023	318,692
95,155	7.00	11/01/2023	101,292
1,459,110	7.00	12/01/2023	1,553,226
3,165,827	7.00	01/01/2024	3,384,389

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 599,968	7.00%	03/01/2024	$ 641,388
70,954	7.00	04/01/2024	75,853
284,295	7.00	05/01/2024	303,922
97,455	7.00	06/01/2024	104,184
566,283	7.00	07/01/2024	605,378
436,931	7.00	09/01/2024	467,096
363,101	7.00	12/01/2025	383,636
2,449,335	7.00	12/01/2030	2,576,433
2,132,890	7.00	01/01/2031	2,246,122
9,564,322	6.50	03/01/2033	9,985,843
			$ 217,887,943
Federal National Mortgage Association (FNMA) – 19.9%			
$ 37,387	6.00%	04/01/2008	$ 39,474
1,022,278	6.00	08/01/2008	1,079,335
779,597	6.00	09/01/2008	823,110
274,767	6.00	10/01/2008	290,103
5,584	6.00	11/01/2008	5,895
301,909	6.00	12/01/2008	318,759
644,537	6.00	01/01/2009	680,512
5,336	6.00	02/01/2009	5,630
1,215,379	6.00	05/01/2009	1,282,492
19,742	6.00	12/01/2009	20,844
4,334,000	6.00	01/01/2011	4,575,899
8,800,884	6.00	09/01/2011	9,239,160
9,858,226	6.00	01/01/2012	10,353,264
3,388,775	6.50	01/01/2012	3,600,388
25,270,800	6.00	03/01/2012	26,546,444
16,102,371	6.00	04/01/2012	16,940,801
5,026,903	6.50	04/01/2012	5,301,828
48,304,438	6.00	05/01/2012	50,996,900
1,951,476	6.50	05/01/2012	2,058,220
58,924,016	6.00	06/01/2012	62,260,376
2,506,041	6.50	06/01/2012	2,643,427
29,178,705	6.00	07/01/2012	30,838,390
90,719,265	5.50	01/01/2013	94,590,124
2,444,236	6.00	04/01/2013	2,579,207
40,408,626	6.00	12/01/2013	42,474,786
4,952,364	6.00	06/01/2014	5,201,415
11,331,721	6.00	06/01/2015	11,903,947
11,307,542	6.00	09/01/2015	11,876,189
5,393,273	6.00	01/01/2016	5,664,496
6,919,669	8.00	01/01/2016	7,443,134
25,220,908	6.50	09/01/2016	26,760,528
18,119,537	6.50	03/01/2017	19,198,550
1,975,764	7.00	03/01/2017	2,109,927
20,213,424	6.50	05/01/2017	21,417,128
1,273,176	7.00	05/01/2017	1,359,630
14,171,001	6.00	06/01/2017	14,889,550
18,325,402	5.50	03/01/2018	19,076,007
7,286,005	6.00	04/01/2018	7,637,457
2,260,071	7.00	07/01/2021	2,380,832
2,813,741	7.00	11/01/2021	2,964,085
1,248,504	7.00	12/01/2021	1,315,214
1,891,267	7.00	01/01/2022	1,992,321
484,720	7.00	02/01/2022	510,620

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$ 2,049,266	7.00%	01/01/2028	$ 2,161,749
45,690,199	7.00	03/01/2032	48,274,847
50,523,722	7.00	04/01/2032	53,317,521
17,015,677	7.00	07/01/2032	17,956,589
5,717,012	6.50	12/01/2032	5,963,907
9,815,155	6.50	01/01/2033	10,255,168
9,107,045	6.50	02/01/2033	9,515,344
108,447,968	6.50	03/01/2033	113,346,301
34,210,295	6.50	04/01/2033	35,744,057
18,530,087	7.00	04/01/2033	19,578,195
3,000,000	4.50	TBA-15 yr∝	3,015,936
35,000,000	5.00	TBA-15 yr∝	35,798,350
			$ 888,174,362
Government National Mortgage Association (GNMA) – 0.0%			
$ 268,943	7.00%	12/15/2025	$ 286,312
1,154,577	7.00	04/15/2026	1,228,150
			$ 1,514,462
Collateralized Mortgage Obligations (CMOs) – 19.6%			
Inverse Floater# – 0.2%			
FHLMC Series 1606, Class SC			
$ 8,446,845	16.88%	11/15/2008	$ 10,075,230
GNMA REMIC Trust Series 2001-62, Class SB			
273,153	21.74	11/16/2027	338,241
			$ 10,413,471
Inverse Floating Rate – Interest Only# – 0.1%			
FNMA Series 1996-20, Class SB			
$ 8,108,217	13.85%	10/25/2008	$ 1,622,526
IOette#@ – 0.0%			
FNMA REMIC Trust Series 1990-145, Class B			
$ 5,279	1000.50%	12/25/2020	$ 115,355
Planned Amortization Class (PAC) CMOs – 5.7%			
Countrywide Funding Corp. Series 1994-10, Class A6			
$ 216,123	6.00%	05/25/2009	$ 216,536
FHLMC Series 1246, Class J			
1,150,000	7.50	05/15/2007	1,227,254
FHLMC Series 1364, Class K			
2,300,655	5.00	09/15/2007	2,361,672
FHLMC Series 1377, Class H			
6,388,293	6.00	09/15/2007	6,623,180
FHLMC Series 1415, Class N			
8,251,986	6.75	11/15/2007	8,651,333
FHLMC Series 1445, Class K			
1,616,603	7.00	10/15/2007	1,667,586
FHLMC Series 1614, Class P			
18,000,000	6.50	02/15/2023	18,192,244
FHLMC Series 1703, Class GA			
5,530,688	6.50	10/15/2008	5,756,741
FHLMC Series 1720, Class PJ			
8,696,753	7.25	01/15/2024	9,323,561
FHLMC Series 2078, Class PL			
9,357,510	6.25	06/15/2012	9,542,409

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FHLMC Series 2113, Class TE			
$ 7,000,000	6.00%	01/15/2014	$ 7,586,323
FHLMC Series 2128, Class PG			
4,371,661	5.75	05/15/2011	4,426,340
FHLMC Series 2298, Class PD			
6,000,000	6.50	03/15/2030	6,340,367
FHLMC Series 2341, Class PE			
29,000,000	6.50	03/15/2030	30,227,643
FNMA REMIC Trust Series 1992-193, Class HD			
7,437,050	7.00	11/25/2007	7,910,924
FNMA REMIC Trust Series 1993-212, Class PC			
17,436,377	4.50	09/25/2008	17,982,533
FNMA REMIC Trust Series 1994-37, Class GB			
11,278,974	6.50	12/25/2022	11,528,116
FNMA REMIC Trust Series 2001-31, Class TA			
3,671,905	6.00	08/25/2018	3,684,276
FNMA REMIC Trust Series 2002-47, Class PA			
11,170,000	5.50	06/25/2009	11,296,370
FNMA REMIC Trust Series G93-26, Class PJ			
3,491,768	6.50	02/25/2021	3,501,522
FNMA Series 1993-46, Class K			
14,000,000	6.75	05/25/2022	14,331,192
FNMA Series 2001-51, Class OE			
20,090,929	6.50	10/25/2027	20,433,580
GNMA REMIC Trust Series 2002-45, Class QC			
8,000,000	6.50	07/20/2029	8,568,515
GNMA Series 2002-3, Class LE			
42,023,305	6.50	08/20/2030	43,917,170
			$ 255,297,387
Regular Floater CMOs# – 6.5%			
CMC Securities Corp. III Series 1994-A, Class A17			
$ 1,010,960	2.47%	02/25/2024	$ 1,012,740
FHLMC Series 1509, Class F			
10,266,384	2.31	04/15/2008	10,531,490
FHLMC Series 1606, Class FC			
31,010,268	3.11	11/15/2008	31,217,584
FHLMC Series 1612, Class FD			
3,417,164	3.11	11/15/2008	3,437,787
FHLMC Series 1661, Class FD			
48,583,793	2.88	01/15/2009	49,357,023
FHLMC Series 1665, Class FA			
2,572,226	3.49	06/15/2023	2,632,452
FHLMC Series 1695, Class GD			
2,251,139	3.58	03/15/2024	2,259,437
FHLMC Series 1826, Class F			
963,781	1.71	09/15/2021	969,868
FHLMC Series 1970, Class F			
1,535,625	1.66	08/15/2004	1,537,147
FNMA REMIC Trust Series 1993-147, Class FD			
3,576,417	3.34	01/25/2022	3,594,497
FNMA REMIC Trust Series 1993-155, Class FC			
811,482	3.24	04/25/2022	816,192
FNMA REMIC Trust Series 1993-190, Class F			
18,360,837	3.26	10/25/2008	18,534,351

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Regular Floater CMOs# – (continued)			
FNMA REMIC Trust Series 1993-196, Class FD			
$ 1,762,693	3.11%	10/25/2008	$ 1,771,575
FNMA REMIC Trust Series 1993-214, Class FA			
3,430,462	2.14	12/25/2008	3,479,177
FNMA REMIC Trust Series 1993-233, Class FA			
2,547,532	3.16	12/25/2008	2,570,727
FNMA REMIC Trust Series 1994-15, Class FC			
1,988,726	3.27	06/25/2023	2,017,563
FNMA REMIC Trust Series G97-1, Class F			
931,837	1.74	02/18/2004	932,641
FNMA Series 1993-231, Class FE			
7,861,298	2.24	12/25/2008	7,982,519
FNMA Series 1994-77, Class FG			
1,432,619	2.74	04/25/2023	1,437,584
FNMA Series 1998-66, Class FC			
2,081,434	1.82	11/17/2028	2,090,620
FNMA Series 2002-T7, Class A1			
49,502,358	1.43	07/25/2032	49,441,277
FNMA Series 2002-W2, Class AV1			
51,768,907	1.45	06/25/2032	51,900,565
FNMA Series 2003-T3, Class 1A			
19,533,523	1.43	06/25/2033	19,562,266
MLCC Mortgage Investors, Inc. Series 2003-A, Class 1A			
3,962,001	1.69	03/25/2028	3,970,454
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A1			
7,725,843	1.71	03/25/2028	7,725,788
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A2			
6,339,153	1.73	03/25/2028	6,342,985
Prudential Home Mtg Secs Co Series 1993-61, Class A10			
1,154,810	2.32	12/25/2008	1,156,173
			$ 288,282,482
Sequential Fixed Rate CMOs – 6.5%			
Asset Securitization Corp. Series 1997-D4, Class A1B			
$ 21,154,515	7.40%	04/14/2029	$ 21,952,736
Cendant Mortgage Corp. Series 1999-7, Class A2†			
3,065,032	6.50	11/18/2025	3,080,357
FHLMC Series 1216, Class GC			
6,941,743	7.00	03/15/2007	7,311,704
FHLMC Series 1804, Class A			
2,656,066	6.00	09/15/2008	2,681,955
FHLMC Series 1852, Class PA			
23,217,568	8.07	11/15/2021	23,772,459
FHLMC Series 2006, Class K			
5,150,362	6.50	05/15/2012	5,305,908
FHLMC Series 2054, Class VB			
9,000,000	6.50	12/15/2015	9,267,918
FHLMC Series 2059, Class A			
14,131,749	6.00	09/15/2026	14,432,132
FHLMC Series 2125, Class JB			
5,000,000	6.00	10/15/2026	5,175,415
FHLMC Series 2145, Class KA			
14,092,394	6.35	09/15/2026	14,328,074
FHLMC Series 2196, Class VB			
11,557,587	7.00	03/15/2015	11,785,125

Principal Amount	Interest Rate	Maturity Date		Value
Mortgage-Backed Obligations – (continued)				
Sequential Fixed Rate CMOs – (continued)				
FHLMC Series 2220, Class PC				
$ 2,936,320	8.00%	08/15/2028	$	2,967,129
FHLMC Series 2282, Class VB				
11,155,000	6.00	06/15/2014		11,918,437
FHLMC Series 2448, Class AV				
11,321,831	6.50	09/15/2013		11,904,008
FHLMC Series 26, Class C				
10,815,594	6.50	07/25/2018		10,992,575
First Nationwide Trust Series 1999-4, Class 3PA1				
20,632,843	6.50	10/19/2029		21,208,434
First Nationwide Trust Series 2001-4, Class 1A1				
25,533,508	6.75	09/21/2031		26,908,533
FNMA REMIC Trust Series 1993-14, Class A				
529,225	6.00	02/25/2008		549,556
FNMA REMIC Trust Series 1993-35, Class H				
2,550,045	6.75	02/25/2008		2,672,533
FNMA REMIC Trust Series 1999-41, Class PC				
8,650,000	6.50	06/25/2012		8,837,055
FNMA Series 2002-82, Class KD				
6,391,818	8.50	12/25/2032		6,612,221
GNMA Series 2001-35, Class A				
1,174,024	6.50	03/20/2029		1,207,400
Residential Funding Mortgage Sec I Series 2002-S9, Class A5				
602,773	6.00	07/25/2017		619,454
Washington Mutual Series 2003- AR6, Class A1				
63,800,000	1.59	06/25/2033		64,757,000
			$	290,248,118
Support – 0.4%				
FHLMC Series 1639, Class M				
$ 10,117,111	6.00%	12/15/2008	$	10,477,988
FNMA REMIC Trust Series 1996-14, Class J				
756,711	6.15	03/25/2009		798,466
Housing Securities, Inc. Series 1994-1, Class A13				
7,763,120	6.50	03/25/2009		7,954,356
			$	19,230,810
Target Amortization Class (TAC) – 0.2%				
FHLMC Series 2517, Class KL				
$ 2,809,639	8.50%	10/15/2029	$	2,877,948
FNMA REMIC Trust Series 1994-29, Class B				
593,433	6.50	01/25/2024		596,150
Paine Webber Mortgage Acceptance Corp. Series 1994-6, Class A7				
4,120,040	6.00	04/25/2009		4,171,046
Prudential Home Mortgage Securities Series 1993-44, Class A8				
1,037,534	8.00	11/25/2023		1,035,313
			$	8,680,457
TOTAL CMOs			$	873,890,606
TOTAL MORTGAGE-BACKED OBLIGATIONS				
(Cost $3,047,066,072)				$3,051,277,925

Principal Amount	Interest Rate	Maturity Date		Value
Agency Debentures – 21.3%				
Federal Home Loan Bank				
$ 25,000,000	3.85%	07/22/2005	$	25,137,102
7,500,000	4.34	07/11/2006		7,537,575
30,000,000	4.30	12/04/2006		31,823,460
8,000,000	5.20	05/23/2007		8,606,344
5,000,000	6.20	01/26/2011		5,160,150
Federal Home Loan Mortgage Corp.				
20,000,000	4.05	11/30/2004		20,043,130
35,000,000	4.00	12/10/2004		35,097,805
10,000,000	1.59#	02/08/2005		9,996,370
12,333,000	4.20	05/16/2005		12,347,689
62,475,000	4.13	06/27/2005		62,738,838
19,000,000	3.45	08/08/2005		19,096,387
12,000,000	4.70	11/02/2005		12,001,176
10,000,000	3.16	11/14/2005		10,004,920
3,000,000	3.50	03/03/2006		3,020,740
5,000,000	4.00#	05/25/2006		5,112,655
70,000,000	4.75	05/26/2006		72,335,370
15,000,000	4.00	08/02/2006		15,427,959
55,000,000	3.25	03/14/2008		54,272,510
50,000,000	5.13	07/15/2009		51,731,998
22,100,000	5.00	07/30/2009		22,880,130
Federal National Mortgage Association				
17,000,000	3.75	05/12/2004		17,015,812
9,780,000	3.75	06/04/2004		9,800,840
20,000,000	3.50	06/24/2004		20,061,617
60,000,000	2.93	07/23/2004		60,240,420
56,470,000	3.70	09/10/2004		56,609,576
25,000,000	4.20	10/01/2004		25,283,632
60,000,000	3.60#	10/29/2004		60,750,900
13,500,000	3.95	11/22/2004		13,520,297
10,000,000	3.50	01/10/2005		10,046,200
10,000,000	4.50	05/06/2005		10,004,338
4,500,000	2.50	05/27/2005		4,504,050
16,145,000	2.28	10/28/2005		16,244,421
34,000,000	4.55	11/30/2005		34,086,920
10,000,000	4.95	05/08/2006		10,007,350
4,500,000	5.63	06/20/2006		4,525,730
10,000,000	5.50	07/18/2006		10,086,500
11,100,000	3.75	09/05/2006		11,187,486
21,525,000	3.61	09/19/2006		21,700,579
9,350,000	5.00	03/21/2007		9,874,455
12,000,000	4.18	08/28/2007		12,117,072
20,000,000	4.00	09/04/2007		20,197,520
4,000,000	6.00	06/18/2008		4,024,120
24,000,000	5.30	10/28/2008		26,476,104
TOTAL AGENCY DEBENTURES				
(Cost $948,396,676)			$	952,738,247

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 6.1%			
Auto – 5.5%			
AmeriCredit Automobile Receivable Trust Series 2002-A, Class A4			
$ 7,035,000	4.61%	01/12/2009	$ 7,340,244
Capital One Auto Finance Trust Series 2002-B, Class A3A			
40,000,000	2.71	10/16/2006	40,480,891
Capital One Auto Investment LLC Series 2000-B, Class A4†			
12,000,000	6.78	10/15/2007	12,671,256
Daimler Chrysler Auto Trust Series 2000-B, Class A4			
35,332,912	7.63	06/08/2005	36,390,547
Duck Auto Grantor Trust Series 2002-B, Class A†§			
49,063,619	0.00/2.99	07/15/2007	49,477,618
Household Automotive Trust Series 1999-1, Class A4			
5,555,701	6.65	04/17/2006	5,621,158
Long Beach Auto Receivable Trust Series 2002-A, Class A3			
23,000,000	3.18	11/15/2006	23,452,824
Long Beach Auto Receivable Trust Series 2001-B, Class A4†			
32,500,000	4.60	10/13/2005	33,972,673
Onyx Acceptance Grantor Trust Series 2000-B, Class A4			
9,900,621	7.38	08/15/2005	10,115,535
Union Acceptance Corp. Series 2000-B, Class A4§			
15,000,000	0.00/7.54	10/10/2006	15,667,547
WFS Financial Owner Trust Series 1999-C, Class A3			
8,204,001	7.07	10/20/2004	8,313,079
			$ 243,503,372
Home Equity – 0.6%			
Indy Mac Home Equity Loan Asset-Backed Trust Series 2002-B, Class AV#			
$ 26,024,608	1.77%	10/25/2033	$ 26,105,935
Saxon Asset Securities Trust Series 2003-1, Class AV2#			
1,970,684	1.64	06/25/2033	1,971,300
			$ 28,077,235
TOTAL ASSET-BACKED SECURITIES (Cost $270,962,334)			$ 271,580,607

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – 2.3%			
United States Treasury Principal-Only Stripped Securities			
$ 8,090,000	0.00%	02/15/2010	$ 7,833,393
United States Treasury Notes			
83,847,180	3.63^	01/15/2008	92,716,619
TOTAL U.S. TREASURY OBLIGATIONS (Cost $99,283,600)			$ 100,550,012
Insured General Obligation Bond – 0.5%			
Massachusetts State GO Series A (MBIA)			
$ 9,200,000	5.50%	02/01/2011	$ 10,486,160
Utah State GO Series B			
10,295,000	5.38	07/01/2010	11,817,116
TOTAL INSURED GENERAL OBLIGATION BOND (Cost $22,141,297)			$ 22,303,276
Insured Revenue Bond – 0.4%			
New Jersey Economic Development Authority RB School Facilities Series C (MBIA)			
$ 4,600,000	5.00%	06/15/2012	$ 5,124,584
New York State Thruway Authority Service Contract Local Highway & Bridge RB (AMBAC)			
10,300,000	5.50	04/01/2011	11,805,963
TOTAL INSURED REVENUE BOND (Cost $16,724,118)			$ 16,930,547
Repurchase Agreement – 3.4%			
Joint Repurchase Agreement Account II△			
$152,000,000	1.35%	05/01/2003	$ 152,000,000
Maturity Value: $152,005,700			
TOTAL REPURCHASE AGREEMENT (Cost $152,000,000)			$ 152,000,000
TOTAL INVESTMENTS (Cost $4,556,574,097)			$4,567,380,614

\#   Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2003.

@   Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated coupon due to the amortization of related premiums.

α   TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/–2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

∧   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

§   These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

†   Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $117,597,511; which represents 2.6% of net assets as of April 30, 2003.

△   Joint repurchase agreement was entered into on April 30, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:

AMBAC—Insured by American Municipal Bond Assurance Corp.

GO   —General Obligation

MBIA   —Insured by Municipal Bond Investors Assurance

RB   —Revenue Bond

REMIC —Real Estate Mortgage Investment Conduit

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 62.8%			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC)# – 0.5%			
$ 403,527	4.13%	08/01/2017	$ 411,996
509,857	5.31^	05/01/2018	517,212
1,223,050	4.23	06/01/2018	1,258,213
449,007	4.00	12/01/2018	462,376
1,628,809	4.30	02/01/2022	1,682,755
464,822	6.01	10/01/2025	483,233
			$ 4,815,785
Adjustable Rate Federal National Mortgage Association (FNMA)# – 3.1%			
$ 617,461	4.32%	11/01/2014	$ 633,255
1,070,029	3.92	11/01/2017	1,104,449
1,481,600	6.17	02/01/2018	1,526,860
847,143	3.98	06/01/2018	866,646
1,030,749	4.22	03/01/2019	1,060,129
1,876,987	5.73	05/01/2020	1,950,302
1,429,706	4.44	12/01/2020	1,497,368
1,504,270	4.23	01/01/2021	1,551,223
842,745	6.58	01/01/2023	873,309
674,696	5.43	07/01/2028	708,881
1,947,420	5.70	07/01/2032	2,013,245
1,981,479	5.77	07/01/2032	2,036,609
3,935,395	5.39	01/01/2033	4,070,953
8,900,501	5.28	02/01/2033	9,283,119
			$ 29,176,348
Federal Home Loan Mortgage Corp. (FHLMC) – 11.2%			
$ 159,430	7.00%	01/01/2009	$ 170,335
397,369	7.00	02/01/2009	424,549
119,333	7.00	03/01/2009	127,496
437,240	7.00	04/01/2009	467,147
190,235	7.00	05/01/2009	203,247
29,796	6.50	05/01/2010	31,577
151,341	6.50	06/01/2010	160,390
3,697,398	6.50	07/01/2010	3,920,208
553,417	7.00	07/01/2010	591,178
554,270	6.50	08/01/2010	588,747
758,172	7.00	01/01/2011	810,032
14,167,815	6.00	10/01/2012	14,842,263
241,921	7.00	12/01/2012	258,428
270,933	6.00	01/01/2013	283,789
989,262	6.50	01/01/2013	1,044,931
137,416	6.00	02/01/2013	143,958
357,217	6.00	04/01/2013	374,167
488,481	6.50	04/01/2013	515,969
1,059,214	6.50	05/01/2013	1,118,820
423,911	6.50	06/01/2013	447,766
471,748	6.50	10/01/2013	498,295
6,925,639	6.00	11/01/2013	7,254,260
100,632	6.00	12/01/2013	105,407
3,497,171	6.00	06/01/2014	3,661,998
316,353	6.00	10/01/2014	331,263
29,389,902	6.00	12/01/2014	30,783,212
913,187	8.50	10/01/2015	1,001,136
5,599,714	8.00	12/01/2015	6,012,693
330,623	7.00	03/01/2016	352,854

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$14,946,422	5.50%	02/01/2018	$ 15,592,821
12,480,460	7.00	04/01/2022	13,158,235
248,261	7.50	01/01/2031	263,632
			$105,540,803
Federal National Mortgage Association (FNMA) – 22.9%			
$ 18,315	7.00%	11/01/2007	$ 19,556
379,009	7.00	12/01/2007	404,678
9,464	7.00	05/01/2008	10,105
54,707	7.00	08/01/2008	58,410
2,558,187	7.00	09/01/2008	2,731,340
1,954,099	6.00	12/01/2008	2,063,165
472,236	6.00	01/01/2009	498,454
43,394	6.00	05/01/2009	45,790
963,775	6.00	06/01/2009	1,017,568
1,082,797	6.00	09/01/2009	1,142,589
55,473	7.00	12/01/2009	59,230
322,861	8.50	05/01/2010	355,086
3,257	7.00	06/01/2010	3,478
9,935	6.00	08/01/2010	10,454
15,567	7.00	08/01/2010	16,606
13,558	6.00	11/01/2010	14,265
35,653	6.00	01/01/2011	37,502
18,903	7.00	01/01/2011	20,182
60,835	6.00	02/01/2011	63,989
1,927,083	6.00	03/01/2011	2,027,010
614,989	6.00	04/01/2011	646,878
857,746	6.00	05/01/2011	902,224
78,629	6.00	06/01/2011	82,706
114,175	6.00	07/01/2011	120,096
278,738	7.00	07/01/2011	297,246
301,990	6.00	09/01/2011	317,650
8,246	7.00	11/01/2011	8,805
18,191	6.00	12/01/2011	19,134
25,590	6.00	01/01/2012	26,842
129,046	6.00	03/01/2012	135,361
38,802,127	5.50	01/01/2013	40,460,570
116,352	6.00	04/01/2013	122,037
216,595	6.00	11/01/2013	227,178
253,214	6.00	01/01/2014	266,213
241,121	5.50	02/01/2014	251,417
863,390	6.00	03/01/2014	907,715
308,518	5.50	04/01/2014	321,692
2,280,978	6.50	12/01/2014	2,415,759
23,773,261	6.00	06/01/2015	24,973,758
18,845,902	6.00	09/01/2015	19,793,648
158,830	8.50	09/01/2015	175,512
823,338	8.50	10/01/2015	909,816
170,252	8.50	12/01/2015	188,176
23,588,186	6.00	01/01/2016	24,774,417
2,280,455	6.50	09/01/2016	2,419,666
18,894,668	6.00	06/01/2017	19,852,733
591,639	7.00	11/01/2019	623,011
750,342	8.00	02/01/2031	817,216
12,029,458	7.00	04/01/2032	12,694,648
948,898	6.50	07/01/2032	997,568

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$19,970,357	6.50%	03/01/2033	$ 20,865,694
28,675,306	6.50	04/01/2033	29,960,915
			$217,175,758
Government National Mortgage Association (GNMA) – 0.3%			
$ 402,128	6.50%	06/15/2008	$ 430,577
211,662	6.50	07/15/2008	226,636
681,409	6.50	08/15/2008	729,617
365,699	6.50	09/15/2008	391,571
71,994	6.50	10/15/2008	77,087
21,160	6.50	11/15/2008	22,656
49,350	9.00	12/15/2008	54,404
36,177	6.50	01/15/2009	38,741
98,035	9.00	01/15/2009	108,668
5,527	6.50	03/15/2009	5,907
35,987	6.50	04/15/2009	38,537
295,138	6.50	05/15/2009	316,056
38,658	6.50	07/15/2009	41,397
39,206	6.50	11/15/2009	41,985
11,993	9.00	01/15/2010	13,353
235,512	9.00	07/15/2012	263,677
			$ 2,800,869
Collateralized Mortgage Obligations (CMOs) – 24.8%			
Agency Single Floating Arm# – 0.2%			
FNMA Series 1988-12, Class A			
$ 897,523	7.88%	02/25/2018	$ 949,274
FNMA Series 1988-12, Class B			
708,571	2.94	02/25/2018	589,972
			$ 1,539,246
Inverse Floater# – 0.2%			
FHLMC Series 1693, Class S			
$ 93,982	14.48%	09/15/2008	$ 97,067
FNMA REMIC Trust 1993-197, Class SA			
864,186	7.39	10/25/2008	874,107
FNMA REMIC Trust Series 1990-134, Class SC			
316,074	19.58	11/25/2020	386,809
FNMA REMIC Trust Series 1993-231, Class SA			
536,804	18.47	12/25/2008	635,793
GNMA REMIC Trust 2001-59, Class SA			
100,393	22.06	11/16/2024	125,217
GNMA REMIC Trust 2001-62, Class SB			
174,998	21.74	11/16/2027	216,697
			$ 2,335,690
IOette#@ – 0.0%			
FHLMC Series 1161, Class U			
$ 7,049	1172.81%	11/15/2021	$ 66,603
Planned Amortization Class (PAC) CMOs – 18.1%			
FHLMC Series 1377, Class H			
$15,038,774	6.00%	09/15/2007	$ 15,591,724
FHLMC Series 1415, Class N			
2,681,895	6.75	11/15/2007	2,811,683
FHLMC Series 1429, Class G			
3,486,866	7.00	11/15/2007	3,701,638

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FHLMC Series 1445, Class K			
$ 969,962	7.00%	10/15/2007	$ 1,000,551
FHLMC Series 1475, Class K			
3,885,932	7.00	02/15/2008	4,138,032
FHLMC Series 1556, Class H			
2,063,000	6.50	08/15/2013	2,280,932
FHLMC Series 1564, Class H			
8,985,847	6.50	08/15/2008	9,559,992
FHLMC Series 1580, Class D			
3,455,765	6.50	01/15/2007	3,535,404
FHLMC Series 1601, Class PL			
2,810,025	6.00	10/15/2008	2,979,182
FHLMC Series 1606, Class H			
7,940,604	6.00	11/15/2008	8,416,775
FHLMC Series 1697, Class PJ			
5,690,538	6.00	07/15/2008	5,879,543
FHLMC Series 1703, Class GB			
13,396,738	6.50	02/15/2009	14,699,237
FHLMC Series 1916, Class PC			
3,700,000	6.75	12/15/2011	4,160,442
FHLMC Series 2344, Class QB			
2,998,729	6.00	07/15/2011	3,022,906
FNMA REMIC Trust 1992-145, Class ZA			
1,872,160	8.00	09/25/2019	1,929,359
FNMA REMIC Trust 1993-126, Class PG			
8,944,353	6.50	07/25/2008	9,564,939
FNMA REMIC Trust 1993-28, Class PJ			
4,958,972	7.00	03/25/2008	5,242,292
FNMA REMIC Trust Series 1992-142, Class K			
4,000,000	7.00	08/25/2007	4,365,740
FNMA REMIC Trust Series 1993-209, Class H			
3,844,354	6.00	03/25/2008	3,960,319
FNMA REMIC Trust Series 1993-76, Class PH			
3,925,565	6.00	08/25/2007	4,012,619
FNMA REMIC Trust Series 1994-34, Class E			
1,080,324	6.00	03/25/2009	1,086,973
FNMA REMIC Trust Series G93-31, Class PJ			
2,016,923	6.55	10/25/2020	2,021,598
FNMA REMIC Trust Series 1993-114, Class G			
7,316,141	6.50	11/25/2007	7,479,841
FNMA Series 1993-118, Class J			
4,000,000	6.50	06/25/2008	4,269,433
FNMA Series 1993-207, Class G			
9,329,447	6.15	04/25/2023	9,719,926
FNMA Series 1994-23, Class PE			
3,328,597	6.00	08/25/2022	3,478,490
FNMA Series 2002-16, Class PK			
3,000,000	6.50	10/25/2030	3,167,230
FNMA Series 2002-22, Class VB			
3,088,866	6.50	08/25/2009	3,298,171
FNMA Series 2002-9, Class PB			
6,188,589	6.00	11/25/2014	6,487,919
FNMA Trust Series 1993-55, Class J			
6,869,131	6.50	11/25/2007	7,075,268

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
GNMA REMIC Trust 2000-10, Class UD			
$ 1,332,826	7.63%	05/16/2029	$ 1,394,273
GNMA REMIC Trust Series 2002-45, Class QD			
10,000,000	6.50	06/20/2031	10,671,722
			$171,004,153
Planned Amortization-Interest Only – 0.0%			
FHLMC Series 1587, Class HA			
$ 651,830	6.50%	10/15/2008	$ 63,313
Principal Only – 0.0%			
FNMA REMIC Trust Series G92-28, Class A			
$ 593,100	0.00%	05/25/2007	$ 578,937
Sequential Fixed Rate CMOs – 5.7%			
FHLMC Series 108, Class G			
$ 2,917,901	8.50%	12/15/2020	$ 3,089,263
FHLMC Series 1327, Class HA			
3,462,606	7.50	07/15/2007	3,671,402
FHLMC Series 1980, Class Z			
7,469,055	7.00	07/15/2027	8,046,725
FHLMC Series 2019, Class Z			
5,652,090	6.50	12/15/2027	6,027,268
FHLMC Series 2100, Class GS			
4,000,000	6.50	12/15/2013	4,356,101
FHLMC Series 2145, Class KA			
3,123,914	6.35	09/15/2026	3,176,158
FHLMC Series 2152, Class AB			
1,324,008	6.25	01/15/2026	1,343,926
FNMA REMIC Trust 1989-66, Class J			
2,944,372	7.00	09/25/2019	3,201,234
FNMA REMIC Trust 1993-10, Class PH			
2,283,692	6.50	12/25/2007	2,374,817
FNMA REMIC Trust Series 1990-16, Class E			
2,868,516	9.00	03/25/2020	3,191,740
FNMA REMIC Trust Series 1992-33, Class K			
2,145,251	8.50	03/25/2018	2,509,305
FNMA REMIC Trust Series G93-29, Class Z			
7,457,170	7.00	08/25/2023	7,990,556
FNMA Series 1992-171, Class ZD			
4,170,818	8.00	06/25/2021	4,315,004
GNMA REMIC Trust Series 1995-3, Class DQ			
428,214	8.05	06/16/2025	463,259
			$ 53,756,758
Target Amortization Class (TAC) – 0.6%			
FNMA REMIC Trust Series 1994-18, Class D			
$ 5,333,333	6.75%	02/25/2024	$ 5,712,832
TOTAL CMOs			$235,057,532
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $591,250,975)			$594,567,095

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 30.0%			
Federal Farm Credit Bank			
$10,000,000	4.90%	03/21/2006	$ 10,762,700
2,000,000	5.40	05/10/2006	2,188,034
12,500,000	6.60	07/07/2006	14,128,134
Federal Home Loan Bank			
13,700,000	3.95	02/14/2005	14,256,586
2,000,000	7.25	05/13/2005	2,222,660
28,400,000	3.00^	08/15/2005	29,170,777
7,000,000	3.63	11/15/2005	7,288,330
3,000,000	5.38	05/15/2006	3,278,310
Federal Home Loan Mortgage Corp.			
5,000,000	3.63	05/07/2004	5,000,000
8,000,000	2.05	01/28/2005	8,016,278
4,720,000	2.50	07/28/2005	4,745,297
16,000,000	3.45	08/08/2005	16,081,168
12,000,000	3.50	08/16/2005	12,270,528
5,000,000	4.00#	05/25/2006	5,112,655
6,000,000	4.00	08/02/2006	6,171,184
14,487,000	7.20	10/01/2006	16,418,963
2,000,000	3.00	04/25/2007	2,008,750
8,000,000	3.16	05/07/2007	8,100,800
7,000,000	3.75	11/26/2007	7,057,462
5,000,000	3.50	02/13/2008	5,118,100
20,000,000	3.25	03/14/2008	19,735,458
Federal National Mortgage Association			
2,205,000	4.65	08/27/2004	2,229,872
9,000,000	2.55	05/19/2005	9,041,202
10,000,000	2.75	06/03/2005	10,060,497
8,000,000	4.21	06/03/2005	8,154,440
5,000,000	3.75	07/29/2005	5,127,689
7,150,000	2.75	01/30/2006	7,198,471
10,000,000	2.55	02/27/2006	10,035,397
3,000,000	3.51	08/23/2006	3,053,133
8,000,000	3.35	01/24/2007	8,040,016
8,000,000	5.42	04/04/2007	8,517,076
8,565,000	3.75	04/09/2008	8,713,663
Small Business Administration			
955,777	7.20	06/01/2017	1,076,053
1,441,021	6.30	05/01/2018	1,589,021
1,803,662	6.30	06/01/2018	1,989,047
TOTAL AGENCY DEBENTURES (Cost $281,178,274)			$283,957,751
U.S. Treasury Obligations – 6.8%			
United States Treasury Principal-Only Stripped Securities			
$22,000,000	0.00%	05/15/2011	$ 20,418,508
30,000,000	0.00	11/15/2026	8,793,301
United States Treasury Notes			
19,000,000	2.00	05/15/2006	19,001,376
14,276,682	3.63	01/15/2008	15,786,884
TOTAL U.S. TREASURY OBLIGATIONS (Cost $63,615,436)			$ 64,000,069

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 5.7%			
Joint Repurchase Agreement Account II△			
$54,100,000	1.35%	05/01/2003	$ 54,100,000
Maturity Value: $54,102,029			
TOTAL REPURCHASE AGREEMENT (Cost $54,100,000)			$ 54,100,000
TOTAL INVESTMENTS (Cost $990,144,685)			$996,624,915

\#   Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2003.

@   Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated coupon due to the amortization of related premiums.

∧   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△   Joint repurchase agreement was entered into on April 30, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 58.8%			
Adjustable Rate Federal National Mortgage Association (FNMA)# – 0.4%			
$ 486,187	4.91%	02/01/2033	$ 505,051
998,481	4.35	03/01/2033	1,022,880
884,569	4.50	03/01/2033	910,086
			$ 2,438,017
Adjustable Rate Non-Agency# – 3.9%			
Bank of America Mortgage Securities Series 2003-D, Class 2A4			
$ 4,600,000	4.34%	05/25/2033	$ 4,662,100
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
4,475,650	5.10	03/01/2033	4,578,590
Merrill Lynch Mortgage Investors, Inc. Series 2003-A2, Class 2A3			
6,578,328	4.77	03/25/2033	6,630,297
Washington Mutual Series 2003-AR5, Class A7			
6,000,000	4.20	06/25/2033	6,055,286
			$ 21,926,273
Commercial Mortgage-Backed Securities (CMBS) – 2.8%			
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
$ 600,000	6.55%	01/17/2035	$ 676,626
First Union National Bank Commercial Mortgage Trust Series 2000-C2, Class A2			
1,800,000	7.20	10/15/2032	2,116,991
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A2			
260,929	7.30	04/18/2029	269,075
First Union-Lehman Brothers-Bank of America Series 1998-C2, Class A2			
1,500,000	6.56	11/18/2035	1,700,340
LB Commercial Conduit Mortgage Trust Series 1998-C4, Class A1B			
2,000,000	6.21	10/15/2035	2,239,237
Morgan Stanley Capital I Series 1998-HF1, Class A2			
5,000,000	6.52	03/15/2030	5,632,645
NationsLink Funding Corp. Series 1999-1, Class A2			
2,500,000	6.32	01/20/2031	2,810,080
			$ 15,444,994
Federal Home Loan Mortgage Corp. (FHLMC) – 6.5%			
$ 928,906	7.00%	06/01/2009	$ 992,444
808,977	6.50	08/01/2010	859,998
206,013	6.50	02/01/2014	217,606
88,097	7.00	02/01/2015	93,795
1,047,458	8.00	07/01/2015	1,125,428
244,204	7.00	01/01/2016	260,000
240,693	7.00	02/01/2016	256,878
861,713	7.50	03/01/2027	917,035
22,281,812	6.50	07/01/2028	23,263,605
120,513	8.00	07/01/2030	129,487
255,239	7.50	12/01/2030	271,042
167,561	7.50	01/01/2031	177,935
7,578,701	7.00	04/01/2032	7,990,031
			$ 36,555,284

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – 38.8%			
$ 3,658,448	6.50%	09/01/2008	$ 3,899,239
7,654,432	6.31	12/01/2008	8,543,704
4,243,084	6.00	06/01/2014	4,456,465
413,656	7.00	03/01/2015	440,131
214,590	8.00	01/01/2016	230,680
760,152	6.50	09/01/2016	806,555
5,170,375	6.00	06/01/2017	5,432,542
106,085	6.50	08/01/2025	110,721
134,950	6.50	09/01/2025	140,849
91,778	6.50	10/01/2025	95,790
205,964	6.50	11/01/2025	214,966
103,545	6.50	12/01/2025	108,071
5,358	6.50	05/01/2026	5,593
53,054	6.50	06/01/2028	55,485
537,229	6.50	11/01/2028	561,839
212,381	7.50	05/01/2029	225,604
116,485	7.50	07/01/2029	123,738
21,396	7.50	08/01/2029	22,728
57,583	7.50	10/01/2029	61,168
3,380	7.50	01/01/2030	3,591
44,034	7.50	02/01/2030	46,740
3,765,295	7.00	07/01/2031	4,002,587
835,716	6.50	09/01/2031	877,711
838,210	6.50	10/01/2031	880,417
814,124	6.50	11/01/2031	855,118
907,606	6.50	02/01/2032	953,685
948,898	6.50	07/01/2032	997,569
2,552,351	7.00	07/01/2032	2,693,488
11,975,685	6.50	11/01/2032	12,492,867
9,996,191	6.50	04/01/2033	10,444,354
10,000,000	4.50	TBA-15 yr∝	10,053,120
143,000,000	5.00	TBA-15 yr∝	146,261,830
1,000,000	6.50	TBA-15 yr∝	1,045,000
			$217,143,945
Government National Mortgage Association (GNMA) – 0.1%			
$ 216,009	6.50%	12/15/2026	$ 227,320
Collateralized Mortgage Obligations (CMOs) – 6.3%			
Interest Only – 0.2%			
Bear Stearns Asset Backed Securities Series 2003-AC2, Class AI0			
$ 5,250,000	5.00%	04/25/2033	$ 535,500
FHLMC Series 2205, Class PI			
652,264	7.50	05/15/2027	12,066
FNMA Interest-Only Stripped Security Series 151, Class 2			
97,744	9.50	07/25/2022	20,997
Structured Asset Securities Corp. Series 2003-AM1, Class AIO			
10,000,000	6.00	04/25/2004	548,697
			$ 1,117,260
Inverse Floater# – 0.9%			
FNMA Remic Trust Series 1993-231, Class SA			
$ 402,603	18.47%	12/25/2008	$ 476,845
GNMA Series 2001-48, Class SA			
409,653	22.23	10/16/2031	517,815
GNMA Series 2001-51, Class SA			
327,188	26.82	10/16/2031	412,370

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Inverse Floater# – (continued)			
GNMA Series 2001-51, Class SB			
$ 410,588	22.23%	10/16/2031	$ 514,893
GNMA Series 2001-59, Class SA			
357,085	22.06	11/16/2024	445,381
GNMA Series 2001-62, Class SB			
382,527	21.74	11/16/2027	473,677
GNMA Series 2002-13, Class SB			
1,549,485	31.45	02/16/2032	2,063,614
			$ 4,904,595
Inverse Floating Rate – Interest Only# – 0.0%			
Salomon Brothers Mortgage Securities VII Series 1996-6E, Class A2			
$ 1,926,891	7.73%	05/28/2003	$ 87,108
Planned Amortization Class (PAC) CMOs – 0.9%			
FNMA REMIC Trust Series1993-78, Class H			
$ 150,000	6.50%	06/25/2008	$ 163,343
FNMA Series 2002-9, Class PB			
4,000,000	6.00	11/25/2014	4,193,472
GNMA Series 2000-10, Class UD			
761,615	7.63	05/16/2029	796,728
			$ 5,153,543
Principal Only – 0.0%			
FNMA REMIC Trust Series G-35, Class N			
$ 84,036	0.00%	10/25/2021	$ 75,295
Regular Floater CMOs# – 0.3%			
FHLMC Series 1760, Class ZB			
$ 1,455,045	3.39%	05/15/2024	$ 1,471,822
Sequential Fixed Rate CMOs – 4.0%			
Citicorp Mortgage Securities, Inc. Series 1993-11, Class A6			
$ 115,712	6.25%	09/25/2008	$ 117,624
First Nationwide Trust Series 1999-5, Class 1PA1			
2,816,473	7.00	01/19/2030	2,893,361
FNMA Series 2001-53, Class GH			
3,898,345	8.00	09/25/2016	4,211,756
GE Capital Mortgage Services, Inc. REMIC Series 1998-10, Class 2A7			
6,000,000	6.50	05/25/2013	6,233,330
GNMA Series 2001-35, Class A			
2,739,389	6.50	03/20/2029	2,817,266
Washington Mutual Series 2003-AR6, Class A1			
6,000,000	1.59	06/25/2033	6,090,000
			$ 22,363,337
TOTAL CMOs			$ 35,172,960
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $325,148,343)			$328,908,793

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 7.7%			
Federal Farm Credit Bank			
$ 3,000,000	6.60%	07/07/2006	$ 3,390,752
2,000,000	5.10	10/07/2008	2,187,100
Federal Home Loan Bank~			
1,000,000	5.68	06/03/2003	1,125,710
Federal Home Loan Mortgage Corp.			
3,300,000	4.05	11/30/2004	3,307,116
5,000,000	2.05	01/28/2005	5,010,174
5,000,000	3.00	03/05/2007	5,001,387
700,000	7.00	03/15/2010	842,387
Federal National Mortgage Association			
5,000,000	2.75	06/03/2005	5,030,248
4,000,000	2.75	01/30/2006	4,027,117
700,000	3.32	09/27/2006	715,092
Small Business Administration			
1,252,794	6.70	12/01/2016	1,384,178
998,807	7.15	03/01/2017	1,120,691
837,095	7.50	04/01/2017	949,619
499,626	7.30	05/01/2017	563,453
303,010	6.80	08/01/2017	337,719
720,511	6.30	05/01/2018	794,511
721,465	6.30	06/01/2018	795,619
Tennessee Valley Authority~			
6,000,000	4.88	12/15/2006	6,506,694
TOTAL AGENCY DEBENTURES (Cost $41,952,201)			$ 43,089,567
Asset-Backed Securities – 5.7%			
Auto – 1.9%			
AESOP Funding II LLC Series 1998-1, Class A†			
$ 2,000,000	6.14%	05/20/2006	$ 2,146,046
AmeriCredit Automobile Receivables Trust Series 1999-D, Class A3			
294,183	7.02	12/12/2005	300,265
ARG Funding Corp. Series 1999-1A, Class A3†			
1,750,000	6.02	05/20/2005	1,787,073
CPS Auto Trust Series 2002-A, Class A2			
4,000,000	4.81	12/15/2008	4,188,752
MFN Auto Receivables Trust Series 2002-A, Class A2†			
1,000,000	4.92	03/15/2008	1,038,125
Onyx Acceptance Grantor Trust Series 2001-A, Class A4			
1,250,000	7.44	11/15/2007	1,305,947
			$ 10,766,208

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Collateralized Debt Obligation# – 0.5%			
Triton CBO III Ltd. Series 1X, Class A1			
$ 2,961,587	2.11%	04/17/2011	$ 2,943,077
Credit Card – 0.8%			
Capital One Master Trust Series 2002-4A, Class A			
$ 2,500,000	4.90%	03/15/2010	$ 2,633,176
MBNA Master Credit Card Trust Series 1998-C, Class A#			
2,000,000	1.39	11/15/2005	1,999,965
			$ 4,633,141
Home Equity – 2.2%			
American Business Financial Services Series 1998-2, Class A6			
$ 1,141,675	6.46%	09/25/2029	$ 1,222,980
Amortizing Residential Collateral Trust Series 2002-BC3M, Class A#			
2,530,241	1.59	06/25/2032	2,526,288
Residential Asset Securities Corp Series 2002-KS4, Class AIIB#			
4,364,645	1.57	07/25/2032	4,358,603
Salomon Brothers Mortgage Securities VII Series 2002-CIT1, Class A#			
2,011,157	1.62	03/25/2032	2,010,045
Structured Asset Securities Corp Series 2002-HF1, Class A#			
1,738,304	1.61	01/25/2033	1,735,786
UCFC Home Equity Loan Series 1997-A1, Class A8			
225,532	7.22	06/15/2028	235,635
			$ 12,089,337
Manufactured Housing – 0.1%			
Mid-State Trust Series 4, Class A			
$ 618,671	8.33%	04/01/2030	$ 684,590
Student Loans – 0.2%			
SLMA Series 2001-3, Class A2L#			
$ 900,000	1.44%	10/25/2016	$ 900,054
TOTAL ASSET-BACKED SECURITIES (Cost $31,573,536)			$ 32,016,407
U.S. Treasury Obligations – 23.7%			
United States Treasury Interest-Only Stripped Securities			
$ 2,000,000	0.00%	08/15/2013	$ 1,288,300
29,680,000	0.00	02/15/2014	18,541,096
18,000,000	0.00	08/15/2014	10,900,620

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – (continued)			
United States Treasury Principal-Only Stripped Securities			
$ 17,690,000	0.00%	11/15/2009	$ 13,933,882
13,780,000	0.00	11/15/2021	5,303,233
5,550,000	0.00	11/15/2024	1,809,134
3,000,000	0.00	02/15/2025	964,380
1,300,000	0.00	08/15/2025	407,550
22,000,000	0.00	11/15/2026	6,448,420
United States Treasury Bonds			
1,800,000	7.50	11/15/2016	2,371,194
2,800,000	9.00	11/15/2018	4,194,736
5,400,000	6.88	08/15/2025	6,884,298
United States Treasury Notes			
27,500,000	1.63^	01/31/2005	27,606,700
11,900,000	1.63	03/31/2005	11,935,331
3,500,000	5.75	11/15/2005	3,846,745
4,645,587	3.63	01/15/2008	5,137,002
2,828,852	4.25	01/15/2010	3,261,358
6,600,000	6.50	02/15/2010	7,858,092
TOTAL U.S. TREASURY OBLIGATIONS (Cost $129,905,274)			$132,692,071
Insured General Obligation Bond – 0.2%			
Massachusetts State GO Series C (FSA)			
$ 1,000,000	5.50%	11/01/2012	$ 1,152,060
TOTAL INSURED GENERAL OBLIGATION BOND (Cost $1,158,830)			$ 1,152,060
Insured Revenue Bond – 0.5%			
New Jersey Economic Development Authority Series A			
$ 2,000,000	7.43%	02/15/2029	$ 2,499,200
New Jersey State Transit Corp. COPS Federal Transit Administration Grants Series A (AMBAC)			
400,000	5.50	09/15/2012	459,424
TOTAL INSURED REVENUE BOND (Cost $2,448,610)			$ 2,958,624

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 32.2%			
Joint Repurchase Agreement Account II△			
$180,000,000	1.35%	05/01/2003	$180,000,000
Maturity Value: $180,006,750			
TOTAL REPURCHASE AGREEMENT			
(Cost $180,000,000)			$180,000,000
TOTAL INVESTMENTS			
(Cost $712,186,794)			$720,817,522

†   Securities are exempt from registration under rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $4,971,244, which represent 0.9% of net assets as of April 30, 2003.

∝   TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/- 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

Variable rate security.   Coupon rate disclosed is that which is in effect at April 30, 2003.

~   Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are next interest reset date.

∧   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△   Joint repurchase agreement was entered into on April 30, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
AMBAC—Insured by American Municipal Bond Assurance Corp.
COPS   —Certificates of Participation
FSA   —Insured by Financial Security Assurance Co.
GO   —General Obligation
REMIC —Real Estate Mortgage Investment Conduit
SLMA   —Student Loan Mortgage Association

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – 26.1%				
Airlines – 0.2%				
American Airlines, Inc.				
$ 420,108	6.86%	04/15/2009	$	351,359
Continental Airlines, Inc.				
290,150	7.26	03/15/2020		240,824
787,696	7.71	10/02/2022		661,665
Delta Air Lines, Inc.				
404,724	6.62	03/18/2011		376,393
Northwest Airlines, Inc.				
446,883	8.07	01/02/2015		247,864
1,644,581	8.97	01/02/2015		814,774
NWA Trust				
78,995	8.26	03/10/2006		52,927
			$	2,745,806
Automotive – 0.3%				
Ford Motor Co.				
$ 1,710,000	6.63%	10/01/2028	$	1,396,487
1,700,000	7.45	07/16/2031		1,505,177
			$	2,901,664
Banks – 2.9%				
Bank of America Corp.				
$ 2,500,000	7.40%	01/15/2011	$	2,993,192
BB&T Corp.				
100,000	7.05	05/23/2003		100,284
1,435,000	6.50	08/01/2011		1,640,734
CitiCorp				
100,000	6.75	08/15/2005		110,072
CitiFinancial Credit Co.				
100,000	6.50	08/01/2004		105,969
Citigroup, Inc.				
4,000,000	7.25	10/01/2010		4,743,202
Credit Suisse First Boston USA, Inc.				
2,400,000	6.13	11/15/2011		2,605,345
3,150,000	6.50	01/15/2012		3,494,695
Golden West Financial Corp.				
60,000	5.50	08/08/2006		65,128
HSBC Capital Funding LP#†				
950,000	9.55	12/29/2049		1,213,038
1,550,000	10.18	12/29/2049		2,332,493
Popular North America, Inc.				
3,750,000	6.13	10/15/2006		4,126,950
Sovereign Bank				
1,150,000	5.13	03/15/2013		1,138,335
Standard Chartered Bank†				
1,000,000	8.00	05/30/2031		1,204,267
The Bank of New York Co., Inc.				
100,000	8.50	12/15/2004		110,717
Washington Mutual Bank FA				
2,800,000	6.88	06/15/2011		3,215,815
Washington Mutual, Inc.				
1,000,000	5.63	01/15/2007		1,091,661
3,450,000	8.25	04/01/2010		4,175,632
			$	34,467,529

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Brokerage – 0.0%				
World Financial Properties†				
$ 405,175	6.91%	09/01/2013	$	448,860
Building Materials – 0.1%				
CRH America, Inc.				
$ 1,100,000	6.95%	03/15/2012	$	1,255,749
Captive-Automotive – 0.5%				
Ford Motor Credit Co.				
$ 1,430,000	5.75%	02/23/2004	$	1,454,693
1,250,000	7.60	08/01/2005		1,310,381
100,000	6.25	12/08/2005		102,231
2,000,000	7.25	10/25/2011		2,005,004
General Motors Acceptance Corp.				
1,500,000	6.88	09/15/2011		1,525,375
			$	6,397,684
Construction Machinery – 0.0%				
Deere & Co.				
$ 100,000	6.55%	07/15/2004	$	105,756
Consumer Cyclicals – 0.1%				
Cendant Corp.				
$ 1,000,000	6.88%	08/15/2006	$	1,089,464
Corporate-Other – 1.1%				
AT&T Broadband Corp.				
$ 5,000,000	8.38%	03/15/2013	$	6,084,624
Verizon New York, Inc.				
3,650,000	6.88	04/01/2012		4,205,417
Verizon Wireless Capital				
3,000,000	5.38	12/15/2006		3,232,218
			$	13,522,259
Distributors – 0.2%				
KeySpan Corp.				
$ 2,000,000	7.63%	11/15/2010	$	2,408,984
Diversified Manufacturing – 0.6%				
Tyco International Group SA				
$ 1,640,000	6.75%	02/15/2011	$	1,623,600
5,200,000	6.38	10/15/2011		5,096,000
			$	6,719,600
Electric – 0.6%				
Calenergy, Inc.				
$ 1,460,000	7.23%	09/15/2005	$	1,604,086
1,120,000	7.63	10/15/2007		1,290,890
MidAmerican Funding LLC				
690,000	6.75	03/01/2011		776,595
Niagara Mohawk Power Corp.				
400,000	7.38	08/01/2003		405,605
NRG Energy, Inc.*				
740,000	8.63	04/01/2031		288,600
Progress Energy, Inc.				
1,400,000	6.75	03/01/2006		1,544,253
TXU US Holding Co.				
700,000	6.38	06/15/2006		731,500
			$	6,641,529

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Entertainment – 1.2%			
Time Warner Entertainment Co. LP			
$ 1,800,000	8.38%	03/15/2023	$ 2,217,787
4,500,000	8.38	07/15/2033	5,711,180
Viacom, Inc.			
3,400,000	7.75	06/01/2005	3,792,444
2,390,000	7.70	07/30/2010	2,878,436
			$ 14,599,847
Environmental – 0.7%			
Waste Management, Inc.			
$ 1,000,000	6.38%	12/01/2003	$ 1,022,083
1,000,000	7.00	10/01/2004	1,062,775
5,000,000	7.38	08/01/2010	5,829,635
			$ 7,914,493
Financial-Other – 4.7%			
American General Finance Corp.			
$ 4,000,000	5.38%	10/01/2012	$ 4,191,891
Anthem Inc.			
2,500,000	6.80	08/01/2012	2,848,250
Astoria Financial Corp.			
4,100,000	5.75	10/15/2012	4,202,908
AXA Financial, Inc.			
3,300,000	7.00	04/01/2028	3,597,964
Chelsea Property Group, Inc.			
900,000	6.00	01/15/2013	950,197
Countrywide Home Loans, Inc.			
4,000,000	5.50	02/01/2007	4,317,608
600,000	5.63	05/15/2007	653,800
EOP Operating LP			
1,150,000	7.75	11/15/2007	1,328,993
General Motors Acceptance Corp.			
100,000	6.20	01/15/2006	103,805
2,000,000	6.88	08/28/2012	2,040,823
Hartford Financial Services Group, Inc.			
2,000,000	7.90	06/15/2010	2,382,489
Household Finance Corp.			
3,650,000	6.38	10/15/2011	4,025,055
1,000,000	6.38	11/27/2012	1,106,991
International Lease Finance Corp.			
1,000,000	4.50	05/01/2008	1,004,789
Lehman Brothers Holdings, Inc.			
1,400,000	4.00	01/22/2008	1,434,584
Liberty Property LP			
1,100,000	7.25	03/15/2011	1,262,666
1,800,000	6.38	08/15/2012	1,973,952
Morgan Stanley			
1,000,000	6.75	04/15/2011	1,141,360
3,500,000	6.60	04/01/2012	3,955,991
1,500,000	5.30	03/01/2013	1,556,849
Principal Financial Group Australia†			
2,750,000	8.20	08/15/2009	3,217,769
SAFECO Corp.			
1,350,000	4.88	02/01/2010	1,366,781
Simon Property Group LP			
1,200,000	6.38	11/15/2007	1,316,250

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Financial-Other – (continued)			
Spieker Properies LP			
$ 800,000	7.65%	12/15/2010	$ 914,792
The Bear Stearns Companies, Inc.			
3,500,000	5.70	11/15/2014	3,733,618
Wilmington Trust Corp.†			
1,000,000	4.88	04/15/2013	1,001,863
			$ 55,632,038
Food & Beverage – 1.0%			
ConAgra Foods, Inc.			
$ 1,800,000	7.88%	09/15/2010	$ 2,166,526
730,000	8.25	09/15/2030	946,059
Kraft Foods, Inc.			
1,200,000	4.63	11/01/2006	1,251,321
1,100,000	5.63	11/01/2011	1,150,949
Nabisco, Inc.			
250,000	6.85	06/15/2005	269,850
Tyson Foods, Inc.			
500,000	7.25	10/01/2006	545,597
5,100,000	8.25	10/01/2011	5,901,483
			$ 12,231,785
Gaming – 0.2%			
Park Place Entertainment Corp.			
$ 950,000	8.50%	11/15/2006	$ 1,028,375
1,745,000	7.50	09/01/2009	1,845,337
			$ 2,873,712
Health Care – 0.1%			
HCA, Inc.			
$ 800,000	7.88%	02/01/2011	$ 887,320
Independent – 0.3%			
Devon Energy Corp.			
$ 1,000,000	7.95%	04/15/2032	$ 1,253,561
Devon Financing Corp. ULC			
2,390,000	6.88	09/30/2011	2,751,821
			$ 4,005,382
Industrial – 1.9%			
Alcoa, Inc.			
$ 2,500,000	6.00%	01/15/2012	$ 2,756,656
Cargill, Inc.†			
500,000	6.38	06/01/2012	562,833
Cendant Corp.			
1,850,000	7.38	01/15/2013	2,026,714
HCA, Inc.			
1,700,000	6.95	05/01/2012	1,828,044
Intelsat, Ltd.			
1,450,000	7.63	04/15/2012	1,474,759
Nabisco, Inc.			
1,000,000	7.05	07/15/2007	1,103,625
PHH Corp.			
3,300,000	7.13	03/01/2013	3,570,443
Raytheon Co.			
2,250,000	5.38	04/01/2013	2,304,551

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Industrial – (continued)				
Simon Property Group LP				
$ 2,300,000	6.35%	08/28/2012	$	2,481,914
The Kroger Co.				
1,000,000	5.50	02/01/2013		1,025,931
UST, Inc.				
3,500,000	6.63	07/15/2012		3,926,994
			$	23,062,464
Life Insurance – 0.4%				
Prudential Insurance Co. of America†				
$ 3,800,000	6.38%	07/23/2006	$	4,111,562
Media-Cable – 0.6%				
Comcast Cable Communications, Inc.				
$ 2,250,000	6.38%	01/30/2006	$	2,430,149
550,000	8.38	05/01/2007		635,534
Cox Communications, Inc.				
1,000,000	7.75	11/01/2010		1,200,898
Lenfest Communications, Inc.				
1,860,000	8.38	11/01/2005		2,075,575
Shaw Communications, Inc.				
500,000	7.25	04/06/2011		516,250
			$	6,858,406
Media-Non Cable – 0.5%				
Chancellor Media Corp. LA				
$ 4,250,000	8.00%	11/01/2008	$	4,845,000
News America Holdings, Inc.				
540,000	8.00	10/17/2016		653,507
200,000	7.25	05/18/2018		223,333
195,000	7.13	04/08/2028		209,229
			$	5,931,069
Noncaptive-Consumer – 0.6%				
American General Finance Corp.				
$ 685,000	8.45%	10/15/2009	$	856,312
Countrywide Home Loans, Inc.				
3,200,000	5.50	08/01/2006		3,443,942
1,050,000	6.25	04/15/2009		1,167,427
Household Finance Corp.				
1,000,000	8.00	07/15/2010		1,189,058
			$	6,656,739
Oil Field Services – 0.2%				
Petroleum Geo-Services ASA				
$ 830,000	7.13%	03/30/2028	$	369,350
Schlumberger Technology Corp.†				
2,000,000	6.50	04/15/2012		2,266,604
			$	2,635,954
Pipelines – 0.3%				
Kinder Morgan Energy Partners LP				
$ 3,000,000	6.75%	03/15/2011	$	3,388,566
450,000	7.75	03/15/2032		551,773
			$	3,940,339

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Property/Casualty Insurance – 0.5%				
Ace Ltd.				
$ 4,000,000	6.00%	04/01/2007	$	4,322,098
Allstate Financial Global Funding†				
1,600,000	6.50	06/14/2011		1,786,090
			$	6,108,188
REIT – 0.2%				
Liberty Property LP				
$ 805,000	7.10%	08/15/2004	$	849,355
Simon Property Group LP				
1,595,000	6.63	06/15/2003		1,603,835
			$	2,453,190
Supermarkets – 0.8%				
Kroger Co.				
$ 3,250,000	7.25%	06/01/2009	$	3,735,095
Safeway, Inc.				
5,000,000	6.15	03/01/2006		5,417,427
			$	9,152,522
Telecommunications – 3.3%				
British Telecommunications PLC				
$ 7,050,000	8.88%	12/15/2030	$	9,392,865
Citizens Communications Co.				
625,000	9.25	05/15/2011		789,954
1,350,000	9.00	08/15/2031		1,799,663
Deutsche Telekom International Finance B.V.				
6,300,000	8.75	06/15/2030		7,785,313
France Telecom SA#				
2,700,000	9.25	03/01/2011		3,301,989
Koninklijke (Royal) KPN NV				
2,000,000	8.00	10/01/2010		2,397,830
Qwest Capital Funding, Inc.				
2,000,000	7.75	08/15/2006		1,740,000
500,000	7.90	08/15/2010		421,250
Qwest Corp.				
485,000	7.63	06/09/2003		486,213
300,000	7.20	11/01/2004		303,000
130,000	6.88	09/15/2033		111,800
Qwest Services Corp.				
250,000	14.00†	12/15/2014		285,000
Sprint Capital Corp.				
905,000	6.00	01/15/2007		923,100
200,000	6.13	11/15/2008		202,000
2,700,000	6.88	11/15/2028		2,470,500
Verizon Global Funding Corp.				
5,000,000	7.25	12/01/2010		5,847,941
Verizon New England, Inc.				
750,000	6.50	09/15/2011		850,829
			$	39,109,247
Tobacco – 0.8%				
Altria Group, Inc.				
$ 500,000	7.65%	07/01/2008	$	529,797
Philip Morris Companies, Inc.				
2,000,000	7.00	07/15/2005		2,044,232
4,300,000	6.95	06/01/2006		4,429,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Tobacco – (continued)			
R.J. Reynolds Tobacco Holdings, Inc.			
$ 2,835,000	7.38%	05/15/2003	$ 2,827,915
			$ 9,830,944
Transportation Services – 0.1%			
The Hertz Corp.			
$ 500,000	7.00%	07/15/2003	$ 503,944
Utilities – 0.2%			
CenterPoint Energy Houston Electric LLC†			
$ 1,000,000	5.70%	03/15/2013	$ 1,065,941
Midamerican Energy Holdings Co.			
1,100,000	5.88	10/01/2012	1,162,488
TXU Energy Co.†			
550,000	7.00	03/15/2013	605,232
			$ 2,833,661
Wireless Telecommunications – 0.9%			
AT&T Wireless Services, Inc.			
$ 1,850,000	7.88%	03/01/2011	$ 2,121,228
TeleCorp PCS, Inc.§			
425,000	0.00/11.63	04/15/2009	435,625
Vodafone Group PLC			
6,250,000	7.75	02/15/2010	7,565,876
			$ 10,122,729
TOTAL CORPORATE BONDS **(Cost $292,148,135)**			$ 310,160,419

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 7.6%			
Federal Home Loan Bank			
$ 100,000	7.25%	05/15/2003	$ 100,245
8,700,000	7.25	05/13/2005	9,668,571
200,000	5.38	02/15/2006	217,542
5,000,000	5.38	05/15/2009	5,519,650
Federal Home Loan Mortgage Corp.			
11,200,000	4.00	12/10/2004	11,231,298
4,140,000	3.00	03/05/2007	4,141,148
3,500,000	5.00	07/30/2009	3,623,550
10,900,000	7.00	03/15/2010	13,117,169
Federal National Mortgage Association			
9,000,000	3.70	09/10/2004	9,022,245
5,000,000	2.75	06/03/2005	5,030,248
9,300,000	4.21	06/03/2005	9,479,537
100,000	6.00	12/15/2005	110,304
3,000,000	4.65	12/19/2005	3,058,251
3,800,000	3.32	09/27/2006	3,881,928
8,200,000	7.25	01/15/2010	9,961,196
Small Business Administration			
1,803,662	6.30	06/01/2018	1,989,047
TOTAL AGENCY DEBENTURES **(Cost $88,589,819)**			$ 90,151,929

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 14.7%			
Auto – 3.5%			
AESOP Funding II LLC Series 1998-1, Class A†			
$ 3,400,000	6.14%	05/20/2006	$ 3,648,278
AESOP Funding II LLC Series 2003-3A, Class A1†			
10,000,000	2.75	07/20/2007	9,998,790
Americredit Automobile Receivables Trust Series 1999-B, Class A4			
255,916	5.96	03/12/2006	256,078
Americredit Automobile Receivables Trust Series 2000-A, Class A4			
800,000	7.29	12/05/2006	826,615
ANRC Auto Owner Trust Series 1999-A, Class A4			
295,182	6.94	04/17/2006	295,836
CPS Auto Trust Series 2002-A, Class A1			
4,400,652	3.74	01/15/2006	4,446,036
MFN Auto Receivables Trust Series 2002-A, Class A1†			
5,469,324	3.81	01/15/2005	5,530,854
Onyx Acceptance Auto Trust Series 1999-D, Class A4			
798,117	7.00	11/15/2004	806,688
Onyx Acceptance Auto Trust Series 2000-A, Class A4			
370,927	7.42	12/15/2004	376,955
Onyx Acceptance Auto Trust Series 2001-A, Class A4			
10,000,000	7.44	11/15/2007	10,447,578
WFS Financial Owner Trust Series 2000-B, Class A4			
4,500,000	7.84	02/20/2006	4,598,882
			$ 41,232,590
Collateralized Debt Obligation# – 0.6%			
Triton CBO III Ltd Series 1X, Class A1			
$ 7,403,969	2.11%	04/17/2011	$ 7,357,694
Home Equity – 9.7%			
Aames Mortgage Trust Series 2000-2, Class A6F§			
$ 1,000,000	0.00/7.18%	11/25/2028	$ 1,098,250
AFC Home Equity Loan Trust Series 1999-1, Class 2A1#			
66,996	1.70	02/24/2029	66,956
Ameriquest Mortgage Securities, Inc. Series 2003-1, Class A2#			
9,753,148	1.73	02/25/2033	9,772,352
Amortizing Residential Collateral Trust Series 2002-BC1M, Class A#			
13,429,597	1.60	01/01/2032	13,419,108
Amortizing Residential Collateral Trust Series 2002-BC3M, Class A#			
2,383,961	1.59	06/25/2032	2,380,238
Amortizing Residential Collateral Trust Series 2002-BC9, Class A2#			
9,398,773	1.80	12/25/2032	9,405,540
Amortizing Residential Collateral Trust Series 2002-BC9, Class M1#			
5,500,000	2.42	12/25/2032	5,509,735
AQ Finance NIM Trust Series 2002-N2A†			
2,398,245	8.90	05/25/2032	2,350,149
AQ Finance Nim Trust Series 2003-N1†			
1,138,325	9.37	03/25/2033	1,138,325
ARC Net Interest Margin Trust Series 2002-6, Class A†			
1,418,918	7.75	09/27/2032	1,404,447

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Home Equity – (continued)			
First Franklin NIM Trust Series 2002-FF1, Class A†			
$ 1,935,598	7.87%	04/25/2032	$ 1,928,268
HFC Home Equity Loan Asset Backed Certificates Series 2002-2 A#			
13,239,711	1.62	04/20/2032	13,248,343
HFC Home Equity Loan Asset Backed Certificates Series 2002-3, Class A#			
14,874,015	1.77	07/20/2032	14,883,848
Indy Mac Home Equity ABS, Inc. Series 2002-B, Class AV#			
7,807,382	1.77	10/25/2033	7,831,780
Long Beach Mortgage Loan Trust Series 2002-4, Class 2A#			
10,842,996	1.78	11/26/2032	10,887,051
NC Finance Nim Trust Series 2003-2			
1,259,478	9.00	01/15/2033	1,259,478
NC Finance Trust Series 2002-1†			
1,566,050	9.25	03/25/2032	1,565,957
Residential Asset Securities Corp. Series 2002-KS3, Class A1B#			
4,019,517	1.57	05/25/2032	4,016,864
Residential Asset Securities Corp. Series 2002-KS4, Class AIIB#			
2,618,787	1.57	07/25/2032	2,615,162
Sail Net Interest Margin Notes Series 2003-BC1A, Class A†			
1,102,266	7.75	01/27/2033	1,094,248
Salomon Brothers Mortgage Securities VII Series 2002-WMC2, Class A2#			
7,245,540	1.60	09/24/2032	7,249,127
Saxon Asset Securities Trust Series 2003-1, Class AV2#			
2,364,820	1.64	06/25/2033	2,365,561
			$ 115,490,787
Manufactured Housing – 0.3%			
Mid-State Trust Series 4, Class A			
$ 3,455,393	8.33%	04/01/2030	$ 3,823,561
Utilities – 0.6%			
Massachusetts RRB Special Purpose Trust Series 1999-1, Class A5			
$ 6,150,000	7.03%	03/15/2012	$ 7,223,806
TOTAL ASSET-BACKED SECURITIES (Cost $173,887,071)			$ 175,128,438
Mortgage-Backed Obligations – 53.7%			
Adjustable Rate Non-Agency – 1.7%			
Bank of America Mortgage Securities, Inc. Series 2002-D, Class 1A1#			
$ 3,724,233	5.34%	05/25/2032	$ 3,779,930
Washington Mutual Series 2002-AR4, Class A7#			
15,736,873	5.56	04/26/2032	16,082,327
			$ 19,862,257
Commercial Mortgage-Backed Securities (CMBS) – 3.9%			
Asset Securitization Corp. Series 1997-D4, Class A1D			
$ 900,000	7.49%	04/14/2029	$ 1,029,382

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Commercial Mortgage-Backed Securities (CMBS) – (continued)			
Bear Stearns Commercial Mortgage Securities, Inc. Series 2001- TOP2, Class X2#†			
$38,000,000	1.36%	02/15/2035	$ 2,079,957
CS First Boston Mortgage Securities Corp. Series 2002-CP3, Class ASP#†			
25,500,000	1.74	07/15/2035	1,859,106
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
9,250,000	6.55	01/17/2035	10,431,312
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A2			
391,394	7.30	04/18/2029	403,612
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A3			
5,150,000	7.38	04/18/2029	5,872,320
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C2, Class A2			
508,678	6.60	11/18/2029	525,803
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C2, Class A3			
1,000,000	6.65	11/18/2029	1,129,043
J.P. Morgan Chase Commercial Mortgage Securities Corp. Series 2002-FL1A, Class A1#†			
4,773,324	1.65	02/14/2015	4,775,258
J.P. Morgan Commercial Mortgage Finance Corp. Series 1999-C8, Class A2			
3,000,000	7.40	07/15/2031	3,535,565
LB-UBS Commercial Mortgage Trust Series 2002-C7, Class XCP#†			
47,190,000	1.39	01/15/2036	2,514,283
LB-UBS Commercial Mortgage Trust Series 2002-C2, Class XCP#†			
37,500,000	1.61	07/15/2035	2,456,925
Merrill Lynch Mortgage Investors, Inc. Series 1998-C2, Class A2			
3,690,000	6.39	02/15/2030	4,132,789
Merrill Lynch Mortgage Investors, Inc. Series 1999-C1, Class A2			
4,500,000	7.56	11/15/2031	5,283,138
			$ 46,028,493
Federal Home Loan Mortgage Corp. (FHLMC) – 0.7%			
$ 216,352	5.50%	07/01/2013	$ 225,765
1,040,620	5.50	12/01/2013	1,085,895
276,301	5.50	02/01/2014	288,167
140,256	5.50	06/01/2014	146,279
287,952	5.50	09/01/2014	300,319
21,213	7.00	10/01/2014	22,618
232,252	7.00	05/01/2015	247,645
54,396	7.00	02/01/2016	58,054
3,458,126	7.50	05/01/2016	3,709,536
32,372	7.00	10/01/2017	34,450
438,218	7.00	06/01/2026	463,002
1,024,217	7.50	03/01/2027	1,089,972

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 123,624	7.50%	12/01/2030	$ 131,278
415,822	7.50	01/01/2031	441,567
			$ 8,244,547
Federal National Mortgage Association (FNMA) – 33.6%			
$ 16,465	6.50%	02/01/2026	$ 17,188
85,884	6.50	08/01/2026	89,655
42,327	6.50	09/01/2027	44,124
24,247	6.50	11/01/2027	25,276
153,809	6.50	04/01/2028	160,855
86,817	7.50	03/01/2029	92,223
44,615	7.50	08/01/2029	47,392
486,335	7.50	12/01/2030	521,696
785,829	8.00	02/01/2031	851,282
4,484,103	7.00	03/01/2031	4,764,359
1,671,432	6.50	09/01/2031	1,755,422
2,514,630	6.50	10/01/2031	2,641,252
4,455,787	6.50	11/01/2031	4,680,619
8,845,532	6.50	01/01/2032	9,293,705
21,000,000	4.50	TBA-15 yrα	21,111,552
346,000,000	5.00	TBA-15 yrα	354,168,880
			$ 400,265,480
Government National Mortgage Association (GNMA) – 0.0%			
$ 156,957	6.50%	01/15/2028	$ 164,891
149,601	6.50	02/15/2028	157,163
104,198	6.50	03/15/2028	109,465
			$ 431,519
Collateralized Mortgage Obligations (CMOs) – 13.8%			
Interest Only – 0.1%			
GNMA REMIC Trust Series 2002-79, Class IP			
$ 5,831,140	6.00%	06/20/2028	$ 366,064
Washington Mutual Series 2003-AR3, Class X			
9,679,294	4.00	01/25/2008	532,361
Washington Mutual Series 2003-AR5, Class X1#			
48,500,000	0.76	02/25/2008	572,598
Washington Mutual Series 2003-AR6, Class X2#			
35,900,000	0.37	05/25/2008	219,349
			$ 1,690,372
Inverse Floater# – 1.3%			
FNMA Series 1993-175, Class SA			
$ 1,749,106	13.50%	09/25/2008	$ 1,920,524
GE Capital Mortgage Services, Inc. Series 1994-7, Class A14			
3,647,368	14.08	02/25/2009	3,873,722
GNMA Series 2001-48, Class SA			
682,756	22.23	10/16/2031	863,026
GNMA Series 2001-51, Class SA			
1,526,875	26.82	10/16/2031	1,924,396
GNMA Series 2001-51, Class SB			
1,505,490	22.23	10/16/2031	1,887,943
GNMA Series 2001-59, Class SA			
192,369	22.06	11/16/2024	239,936
GNMA Series 2001-62, Class SB			
306,246	21.74	11/16/2027	379,219

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Inverse Floater# – (continued)			
GNMA Series 2002-11, Class SA			
$ 1,017,003	31.45%	02/16/2032	$ 1,386,875
GNMA Series 2002-13, Class SB			
2,095,118	31.45	02/16/2032	2,790,290
			$ 15,265,931
IOette#@ – 0.0%			
FNMA Series 1992-24, Class N			
$ 3,927	789.00%	03/25/2007	$ 37,067
Mezzanine CMO# – 0.4%			
Structured Asset Securities Corp. Series 2000-4, Class B1			
$ 5,627,317	8.00%	11/25/2030	$ 5,805,182
Planned Amortization Class (PAC) CMOs – 3.7%			
FHLMC Series 1508, Class H			
$ 5,000,000	7.50%	10/15/2022	$ 5,133,633
FHLMC Series 2127, Class TD			
1,801,579	6.00	01/15/2011	1,822,572
FHLMC Series 2341, Class PE			
12,000,000	6.50	03/15/2030	12,507,990
FNMA REMIC Trust Series 1994-37, Class GB			
10,473,333	6.50	12/25/2022	10,704,680
FNMA Series 1993-78, Class H			
1,000,000	6.50	06/25/2008	1,088,954
GNMA Series 2002-3, Class LE			
9,835,242	6.50	08/20/2030	10,278,486
Residential Funding MTG SEC I, Inc. Series 2002-S6, Class A1			
2,201,380	6.00	04/25/2017	2,220,246
			$ 43,756,561
Planned Amortization – Interest Only – 0.0%			
GNMA Series 2001-6, Class PI			
$ 224,907	7.00%	10/20/2027	$ 505
Principal Only – 0.1%			
FHLMC Series 1570, Class C			
$ 785,786	0.00%	08/15/2023	$ 775,245
Regular Floater CMOs# – 3.3%			
Countrywide Funding Corp. Series 1993-4, Class A11			
$ 5,152,512	3.40%	11/25/2008	$ 5,143,959
FHLMC Series 1537, Class F			
1,624,989	3.21	06/15/2008	1,638,525
FNMA REMIC Trust Series 1993-175, Class FA			
3,778,068	3.32	09/25/2008	3,850,168
GE Capital Mortgage Services, Inc. Series 1994-7, Class A13			
5,000,000	3.56	02/25/2009	5,013,550
MLCC Mortgage Investors, Inc. Series 2003-A, Class 1A			
3,763,901	1.69	03/25/2028	3,771,931
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A1			
8,518,237	1.71	03/25/2028	8,518,177
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A2			
2,971,478	1.73	03/25/2028	2,973,274
Sequoia Mortgage Trust Series 2003-1, Class 1A			
7,944,337	1.71	04/20/2033	7,944,155
			$ 38,853,739

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Mortgage-Backed Obligations – (continued)				
Sequential Fixed Rate CMOs – 4.8%				
Bank of America Mortgage Securities, Inc. Series 2002-5 Class A1				
$ 1,159,849	6.75%	07/20/2028	$	1,169,963
Cendant Mortgage Corp. Series 1999-7, Class A2†				
1,393,196	6.50	11/18/2025		1,400,162
Citicorp Mortgage Securities, Inc. REMIC Series 1994-5, Class A6				
1,267,915	6.25	03/25/2024		1,274,584
FHLMC Series 2145, Class KA				
3,471,016	6.35	09/15/2026		3,529,065
First Horizon Asset Securities, Inc. Series 2002-3, Class 1A1				
1,357,306	6.50	06/25/2032		1,356,876
First Nationwide Trust Series 1999-5, Class 1PA1				
5,050,228	7.00	01/19/2030		5,188,095
FNMA Series 2001-M2, Class C				
6,159,828	6.30	09/01/2015		6,706,664
PNC Mortgage Securities Corp. Series 2000-3, Class 2A4				
4,183,948	8.00	05/25/2030		4,290,229
Residential Accredit Loans, Inc. Series 1998-QS14, Class A6				
10,599,175	6.75	10/25/2028		10,865,260
Structured Asset Securities Corp. Series 2000-4, Class 1A10				
2,270,853	7.60	11/25/2030		2,316,637
Washington Mutual Series 2002-S1, Class 1A3				
11,000,000	6.50	01/25/2032		11,247,346
Wells Fargo Mortgage Backed Securities Series 2001-21, Class A19				
8,000,000	6.75	10/25/2031		8,030,570
			$	57,375,451
Support – 0.1%				
Countrywide Funding Corp. Series 1993-2, Class A5A				
$ 593,996	6.50%	10/25/2008	$	592,755
TOTAL CMOs			$	164,152,808
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $630,972,895)			$	638,985,104
Emerging Market Debt – 0.9%				
Mexico Government International Bond				
$ 5,380,000	11.38%	09/15/2016	$	7,693,400
PDVSA Finance Ltd.				
2,160,000	6.45	02/15/2004		2,106,000
Pemex Finance Ltd.				
600,000	8.02	05/15/2007		672,651
700,000	9.15	11/15/2018		845,041
TOTAL EMERGING MARKET DEBT (Cost $10,150,976)			$	11,317,092

Principal Amount	Interest Rate	Maturity Date		Value
Sovereign Credit – 3.3%				
Government of Canada				
CAD 39,800,000€	6.00%	06/01/2008	$	29,778,116
14,200,000€	5.25	06/01/2012		10,132,106
TOTAL SOVEREIGN CREDIT (Cost $38,947,429)			$	39,910,222
U.S. Treasury Obligations – 20.2%				
United States Treasury Interest-Only Stripped Securities				
$ 58,500,000	0.00%	02/15/2014	$	36,544,951
5,600,000	0.00	05/15/2023		1,969,520
6,800,000	0.00	08/15/2025		2,114,256
United States Treasury Principal-Only Stripped Securities				
300,000	0.00	11/15/2004		293,871
13,300,000	0.00	11/15/2009		10,476,011
560,000	0.00	05/15/2018		269,080
2,100,000	0.00	11/15/2024		684,537
15,950,000	0.00	08/15/2025		5,000,325
14,000,000	0.00	11/15/2026		4,103,540
United States Treasury Bonds				
2,000,000	9.00	11/15/2018		2,996,240
2,200,000	8.50	02/15/2020		3,192,398
6,550,000	6.88^	08/15/2025		8,350,399
United States Treasury Notes				
43,500,000	2.13	08/31/2004		44,007,210
11,700,000	1.75	12/31/2004		11,773,944
50,600,000	1.63	01/31/2005		50,796,328
25,400,000	1.63	03/31/2005		25,475,413
13,000,000	5.75	11/15/2005		14,287,910
150,000	7.00	07/15/2006		172,699
10,990,779	3.63	01/15/2008		12,153,394
5,222,496	4.25	01/15/2010		6,020,969
TOTAL U.S. TREASURY OBLIGATIONS (Cost $237,434,108)			$	240,682,995
Insured General Obligation Bond – 0.3%				
Massachusetts State GO Series C (FSA)				
$ 2,800,000	5.50%	11/01/2012	$	3,225,768
TOTAL INSURED GENERAL OBLIGATION BOND (Cost $3,227,214)			$	3,225,768
Insured Revenue Bond – 0.1%				
New Jersey State Transit Corp. COPS Series A (AMBAC)				
$ 1,100,000	5.50%	09/15/2012	$	1,263,416
TOTAL INSURED REVENUE BOND (Cost $1,250,876)			$	1,263,416

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 2.3%			
Joint Repurchase Agreement Account II△			
$27,900,000	1.35%	05/01/2003	$ 27,900,000
Maturity Value: $27,901,046			
TOTAL REPURCHASE AGREEMENT			
(Cost $27,900,000)			$ 27,900,000
TOTAL INVESTMENTS			
(Cost $1,504,508,523)			$1,538,725,383

† Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $63,846,559, which represent 5.4% of net assets as of April 30, 2003.

\# Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2003.

α TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/–2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

€ The principal amount of each security is stated in the currency in which the bond is denominated. See below.

   CAD = Canadian Dollar

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated coupon due to the amortization of related premiums.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

§ These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

* Security currently in default.

△ Joint repurchase agreement was entered into on April 30, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
AMBAC—Insured by American Municipal Bond Assurance Corp.
COPS　—Certificates of Participation
FSA　　—Insured by Financial Security Assurance Co.
GO　　　—General Obligation
REIT　—Real Estate Investment Trust
REMIC —Real Estate Mortgage Investment Conduit

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount €	Interest Rate	Maturity Date	Value
Foreign Debt Obligations – 62.9%			
Australian Dollar – 0.3%			
Government of Australia			
AUD 1,600,000	6.50%	05/15/2013	$ 1,094,137
Canadian Dollar – 6.0%			
Government of Canada			
CAD 21,400,000	6.00%	06/01/2008	$ 16,011,349
5,700,000	10.25	03/15/2014	5,696,939
3,100,000	8.00	06/01/2027	2,891,950
			$ 24,600,238
Danish Krone – 0.9%			
Kingdom of Denmark			
DKK 22,000,000	8.00%	03/15/2006	$ 3,759,227
Euro Currency – 24.0%			
Federal Republic of Germany			
EUR 4,400,000	6.88%	05/12/2005	$ 5,339,420
9,500,000	5.25	01/04/2008	11,543,600
1,200,000	6.25	01/04/2024	1,597,343
400,000	6.25	01/04/2030	537,653
7,200,000	5.50	01/04/2031	8,814,114
Gallaher Group PLC			
2,275,339	5.88	08/06/2008	2,711,584
Government of France			
4,000,000	4.50	07/12/2003	4,487,868
4,000,000	8.50	10/25/2019	6,491,369
1,500,000	8.50	04/25/2023	2,488,576
2,800,000	5.50	04/25/2029	3,408,151
Household Finance Corp.			
1,700,000	6.25	09/21/2005	2,027,948
1,800,000	5.88	03/31/2008	2,171,172
Kingdom of Belgium			
4,300,000	6.50	03/31/2005	5,164,092
3,600,000	4.75	09/28/2006	4,265,235
Kingdom of Spain			
11,400,000	3.25	01/31/2005	12,924,004
Kingdom of The Netherlands			
2,000,000	3.75	07/15/2009	2,258,990
1,800,000	4.25	07/15/2013	2,019,424
Republic of France			
2,500,000	5.00	07/12/2005	2,930,893
Republic of Italy			
800,000	4.75	03/15/2006	943,418
2,600,000	4.38	10/25/2006	2,758,514
11,000,000	5.00	02/01/2012	13,137,904
TPSA Eurofinance BV^			
460,000	6.63	03/01/2006	540,009
			$ 98,561,281
German Mark – 1.5%			
Citicorp			
DEM 4,500,000	6.25%	09/19/2009	$ 2,791,049
1,100,000	5.50	06/30/2010	652,882
Countrywide Home Loans, Inc.			
4,400,000	5.25	12/15/2005	2,619,181
			$ 6,063,112

Principal Amount €	Interest Rate	Maturity Date	Value
Foreign Debt Obligations – (continued)			
Great Britain Pound – 5.2%			
DaimlerChrysler NA Holding Corp.			
GBP 1,000,000	7.50%	12/07/2006	$ 1,730,073
North American Capital Corp.			
1,300,000	8.25	11/17/2003	2,114,222
Royal Bank of Scotland PLC			
1,500,000	8.38	01/29/2007	2,714,619
United Kingdom Treasury			
400,000	6.75	11/26/2004	672,322
2,000,000	8.50	07/16/2007	3,760,909
1,500,000	5.00	03/07/2012	2,514,252
1,300,000	8.75	08/25/2017	2,997,742
1,000,000	8.00	06/07/2021	2,272,688
1,600,000	4.25	03/07/2036	2,424,687
			$ 21,201,514
Japanese Yen – 10.3%			
Development Bank of Japan			
JPY 240,000,000	1.70%	09/20/2022	$ 2,277,464
Government of Japan			
3,985,000,000	1.30	06/20/2012	35,636,134
435,000,000	1.90	03/22/2021	4,273,484
			$ 42,187,082
Mexican Peso – 1.9%			
Mexican Fixed Rate Bonds			
MXN 70,000,000	9.50%	03/08/2007	$ 7,016,291
United Mexican States			
800,000	7.50	04/08/2033	834,000
			$ 7,850,291
Polish Zloty – 1.0%			
Government of Poland			
PLN 16,000,000	5.75%	06/24/2008	$ 4,320,587
South African Rand – 3.4%			
Republic of South Africa			
ZAR 89,200,000	13.00%	08/31/2010	$ 14,160,180
Swedish Krona – 8.4%			
Kingdom of Sweden			
SEK 99,000,000	3.50%	04/20/2006	$ 12,036,923
80,000,000	8.00	08/15/2007	11,303,571
88,000,000	5.50	10/08/2012	11,411,136
			$ 34,751,630
TOTAL FOREIGN DEBT OBLIGATIONS **(Cost $234,497,346)**			$258,549,279

Principal Amount €	Interest Rate	Maturity Date		Value
Corporate Bonds – 14.8%				
Airlines – 0.1%				
Continental Airlines, Inc.				
USD 171,367	6.54%	09/15/2008	$	77,115
Northwest Airlines, Inc.				
246,449	7.67	01/02/2015		172,515
223,442	8.07	01/02/2015		123,932
195,783	8.97	01/02/2015		96,997
			$	470,559
Automotive – 0.1%				
General Motors Acceptance Corp.				
USD 470,000	7.00%	02/01/2012	$	483,738
Chemicals – 0.9%				
Air Products & Chemicals, Inc.				
USD 1,500,000	8.50%	04/01/2006	$	1,572,307
The Dow Chemical Co				
2,170,000	5.25	05/14/2004		2,236,166
			$	3,808,473
Commercial Banks – 1.0%				
Bank of America Corp.				
USD 300,000	9.20%	05/15/2003	$	300,652
200,000	6.38	05/15/2005		217,478
200,000	7.88	05/16/2005		223,774
150,000	7.25	10/15/2025		178,639
Citicorp				
100,000	7.20	06/15/2007		115,645
Citigroup, Inc.				
1,250,000	6.75	12/01/2005		1,388,265
DBS Group Holdings Ltd.				
1,000,000	7.88	08/10/2009		1,198,532
Wells Fargo & Co.				
360,000	6.63	07/15/2004		382,103
Wells Fargo Bank NA#				
230,000	7.80	06/15/2010		255,304
			$	4,260,392
Conglomerates – 1.0%				
Tyco International Group SA				
EUR 3,780,000	6.13%	04/04/2007	$	4,120,759
Corporate-Other – 0.4%				
Cendant Corp.				
USD 1,140,000	7.38%	01/15/2013	$	1,248,894
France Telecom				
260,000	8.13	01/28/2033		347,946
			$	1,596,840

Principal Amount €	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Finance Companies – 2.0%				
General Electric Capital Corp.				
USD 3,520,000	5.00%	06/15/2007	$	3,792,615
General Motors Acceptance Corp.				
450,000	7.00	11/15/2005		530,031
NGG Finance PLC				
1,520,000	5.25	08/23/2006		1,782,753
Washington Mutual Finance Corp.				
2,020,000	8.25	06/15/2005		2,273,756
			$	8,379,155
Industrials – 0.3%				
Vodafone AirTouch PLC				
USD 940,000	7.75%	02/15/2010	$	1,137,908
Insurance Companies – 0.6%				
American General Finance Corp.				
USD 490,000	5.75%	11/01/2003	$	500,565
Prudential Insurance Co. of America				
1,900,000	6.38	07/23/2006		2,092,084
			$	2,592,649
Media-Cable – 0.6%				
Comcast Cable Communications				
USD 1,900,000	8.38%	05/01/2007	$	2,195,482
Cox Communications, Inc.				
125,000	7.50	08/15/2004		133,362
45,000	7.75	08/15/2006		51,248
75,000	6.40	08/01/2008		83,346
			$	2,463,438
Media-Non Cable – 0.1%				
PanAmSat Corp.				
USD 165,000	6.13%	01/15/2005	$	168,300
Mortgage Banks – 0.6%				
Countrywide Home Loans, Inc.				
USD 2,000,000	5.25%	06/15/2004	$	2,079,656
Homeside Lending, Inc.				
400,000	6.20	05/15/2003		400,515
			$	2,480,171
REIT – 0.8%				
EOP Operating LP				
USD 1,730,000	6.63%	02/15/2005	$	1,844,267
Liberty Property LP				
235,000	6.97	12/11/2003		240,891
Simon Property Group LP				
1,000,000	6.63	06/15/2003		1,005,539
			$	3,090,697

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount €	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications – 2.7%			
Bell Atlantic New Jersey, Inc.			
USD 65,000	8.00%	06/01/2022	$ 79,413
British Telecommunications PLC			
1,470,000	8.13	12/15/2010	1,801,302
Citizens Communications Co.			
140,000	9.25	05/15/2011	176,950
230,000	9.00	08/15/2031	306,609
Deutsche Telekom AG			
3,420,000	8.25	06/15/2005	3,793,670
France Telecom SA			
1,560,000	7.25	01/28/2013	1,977,568
Sogerim			
1,030,000	7.00	04/20/2011	1,285,605
Verizon Global Funding Corp.			
1,380,000	6.13	06/15/2007	1,536,460
			$ 10,957,577
Tobacco – 1.2%			
Imperial Tobacco Finance PLC			
EUR 730,000	5.75%	06/06/2005	853,663
Imperial Tobacco Overseas BV			
1,800,000	7.13	04/01/2009	2,003,143
Philip Morris Companies, Inc.			
1,850,000	7.50	04/01/2004	1,868,500
95,000	6.95	06/01/2006	97,850
			$ 4,823,156
Utilities – 1.2%			
Olivetti Finance NV			
EUR 2,090,000	6.88%	01/24/2013	$ 2,548,114
230,000	7.75	01/24/2033	289,090
Telefonica Europe BV			
870,000	5.88	02/14/2033	951,923
United Utilities PLC			
1,045,000	6.45	04/01/2008	1,139,990
			$ 4,929,117
Yankee Banks – 1.2%			
HSBC Holdings PLC			
USD 90,000	7.50%	07/15/2009	$ 107,927
Merita Bank Ltd.			
1,010,000	6.50	04/01/2009	1,155,068
National Westminster Bank PLC			
370,000	7.75	04/29/2049	424,918
Republic New York Corp.			
85,000	7.75	05/15/2009	101,304
Santander Financial Issuances			
1,100,000	7.88	04/15/2005	1,215,442
Sparebanken Rogaland†#^			
1,800,000	9.20	08/18/2004	1,930,835
			$ 4,935,494
TOTAL CORPORATE BONDS **(Cost $55,580,132)**			$ 60,698,423

Principal Amount €	Interest Rate	Maturity Date	Value
Agency Debentures – 1.2%			
Federal Home Loan Mortgage Corp.			
USD 4,700,000	5.13%	08/20/2012	$ 4,805,374
TOTAL AGENCY DEBENTURES **(Cost $4,668,435)**			$ 4,805,374
Mortgage-Backed Obligations – 4.1%			
Federal National Mortgage Association (FNMA) – 3.5%			
USD 14,000,000	5.00%	TBA-15 yrα	$ 14,319,340
Planned Amortization Class (PAC) CMOs – 0.6%			
Federal Home Loan Mortgage Corp. Series 1623, Class PG			
USD 2,733,910	3.00%	07/15/2021	$ 2,743,310
TOTAL MORTGAGE-BACKED OBLIGATIONS **(Cost $16,624,363)**			$ 17,062,650
U.S. Treasury Obligations – 15.1%			
United States Treasury Interest-Only Stripped Securities			
USD 300,000	0.00%	02/15/2013	$ 199,362
400,000	0.00	02/15/2014	249,880
United States Treasury Principal-Only Stripped Securities			
1,520,000	0.00	11/15/2009	1,197,258
6,210,000	0.00	05/15/2020	2,622,545
1,000,000	0.00	05/15/2021	396,920
1,720,000	0.00	11/15/2021	661,942
1,000,000	0.00	11/15/2022	363,210
2,070,000	0.00	11/15/2024	674,758
2,400,000	0.00	08/15/2025	752,400
1,500,000	0.00	08/15/2026	444,885
3,210,000	0.00	11/15/2026	940,883
United States Treasury Bonds			
4,800,000	8.13	08/15/2019	6,730,224
3,000,000	6.88	08/15/2025	3,824,610
2,900,000	6.25	05/15/2030	3,494,500
500,000	5.38	02/15/2031	545,625
United States Treasury Notes			
11,000,000	6.75	05/15/2005	12,152,800
9,200,000	3.00	11/15/2007	9,327,236
4,800,000	6.50	02/15/2010	5,714,976
12,000,000	3.88	02/15/2013	12,016,920
TOTAL U.S. TREASURY OBLIGATIONS **(Cost $59,348,264)**			$ 62,310,934

Contracts €	Exercise Rate	Expiration Date	Value
Options Purchased – 0.1%			
Cross Currency Option Put KRW 2,153,000 Call USD 1,735	1241.00	05/08/2003	$ 1,722
Cross Currency Option Put KRW 2,153,000 Call USD 1,758	1225.00	05/09/2003	7,454
Cross Currency Option Call HUF 1,187,000 Put USD 5,470	217.00	08/25/2003	7,122
Cross Currency Option Call HUF 952,000 Put USD 4,387	217.00	08/29/2003	7,160
Cross Currency Option Call ILS 1,726,000 Put USD 357,350	4.83	06/10/2003	98,727
Cross Currency Option Call ILS 2,071,000 Put USD 432,359	4.79	06/11/2003	102,920
Cross Currency Option Call ILS 3,738,000 Put USD 805,603	4.64	06/26/2003	76,274
Cross Currency Option Call PLN 1,886,000 Put USD 500,265	3.77	08/09/2003	16,131
Cross Currency Option Call SKK 2,208,000 Put USD 60,082	36.75	08/29/2003	26,726
TOTAL OPTIONS PURCHASED (Cost $148,562)		$	344,236

Principal Amount €	Interest Rate	Maturity Date	Value
Short-Term Obligations – 5.9%			
State Street Bank & Trust Euro – Time Deposit USD 24,478,000	1.25%	05/01/2003	$ 24,478,000
TOTAL SHORT-TERM OBLIGATIONS (Cost $24,478,000)			$ 24,478,000
TOTAL INVESTMENTS (Cost $395,345,102)			$428,248,896

€   The principal amount of each security or contract is stated in the currency in which the bond/option is denominated. See below.

AUD = Australian Dollar
CAD = Canadian Dollar
DKK = Danish Krone
DEM = German Mark
EUR = Euro Currency
GBP = Great Britain Pound
HUF = Hungarian Forint
ILS = Israeli Shekel
JPY = Japanese Yen
KRW = South Korean Won
MXN = Mexican Peso
PLN = Polish Zloty
SEK = Swedish Krona
SKK = Slovakia Koruna
USD = United States Dollar
ZAR = South African Rand

†   Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $1,930,835, which represents 0.5% of net assets as of April 30, 2003.

Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2003.

α   TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/- 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

∧   A portion of this security is segregated as collateral for initial margin requirements or futures transactions.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Statements of Assets and Liabilities

April 30, 2003 (Unaudited)

	Enhanced Income Fund
Assets:	
Investment in securities, at value (identified cost $1,894,562,500, $4,404,574,097, $936,044,685, $532,186,794, $1,476,608,523 and $395,345,102)	$1,938,534,854
Repurchase Agreement	43,700,000
Cash, at value[b]	8,171
Receivables:	
Investment securities sold, at value	4,183,707
Interest, at value	19,227,352
Fund shares sold	8,650,561
Forward foreign currency exchange contracts, at value	—
Variation margin	—
Reimbursement from adviser	22,631
Other assets, at value	32,781
Total assets	2,014,360,057
Liabilities:	
Due to bank	—
Payables:	
Investment securities purchased, at value	27,997,580
Fund shares repurchased	24,821,017
Income distribution	310,887
Amounts owed to affiliates	625,732
Forward foreign currency exchange contracts, at value	—
Variation margin	2,030,437
Swap interest due to counterparty	—
Swap contracts, at value	—
Accrued expenses and other liabilities, at value	134,780
Total liabilities	55,920,433
Net Assets:	
Paid-in capital	1,988,639,079
Accumulated undistributed (distributions in excess of) net investment income	2,237,914
Accumulated net realized gain (loss) on investment, futures, swaps and foreign currency related transactions	(71,041,162)
Net unrealized gain on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	38,603,793
NET ASSETS	$1,958,439,624
Net asset value, offering and redemption price per share:[a]	
Class A	$10.09
Class B	$ —
Class C	$ —
Institutional	$10.08
Administration	$10.09
Service	$ —
Shares outstanding:	
Class A	55,608,546
Class B	—
Class C	—
Institutional	136,799,394
Administration	1,759,139
Service	—
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	194,167,079

(a) Maximum public offering price per share for Class A shares of the Enhanced Income and Ultra-Short Duration Government (NAV per share multiplied by 1.0152), Short Duration Government (NAV per share multiplied by 1.0204), Government Income, Core Fixed Income and Global Income Funds (NAV per share multiplied by 1.0471) is $10.24, $9.77, $10.33, $15.77, $10.86 and $15.39, respectively. At redemption, Class B and Class C shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

(b) Includes restricted cash of $17,555,000 on deposit with the swap counterparty as collateral for the Goldman Sachs Core Fixed Income Fund.

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
	$4,415,380,614	$942,524,915	$540,817,522	$1,510,825,383	$428,248,896
	152,000,000	54,100,000	180,000,000	27,900,000	—
	—	—	—	17,555,000	371,486
	132,365,655	8,823,410	497,752,722	1,013,724,773	29,433,148
	26,526,170	5,654,002	2,877,224	12,319,817	6,626,494
	15,559,654	3,063,483	2,183,963	26,283,094	330,337
	—	—	—	844,852	8,137,773
	—	367,145	—	228,469	2,381,179
	—	41,039	35,271	—	52,130
	37,286	48,174	19,106	21,798	14,885
	4,741,869,379	1,014,622,168	1,223,685,808	2,609,703,186	475,596,328
	853,185	5,088,966	859,228	6,097,604	—
	250,822,677	59,668,650	661,070,583	1,394,264,559	49,477,185
	16,740,428	2,015,294	1,098,751	3,082,645	1,071,471
	2,405,329	571,758	140,425	1,063,229	—
	2,029,117	690,713	446,056	607,930	411,372
	—	—	—	1,929,370	13,202,391
	2,436,406	—	94,713	—	—
	—	—	63,038	3,125,756	—
	—	—	122,458	9,503,547	—
	186,706	100,164	84,417	159,044	133,830
	275,473,848	68,135,545	663,979,669	1,419,833,684	64,296,249
	4,537,501,532	945,881,455	544,628,657	1,140,013,795	413,260,167
	(9,625,856)	(2,548,790)	(1,081,190)	1,789,979	888,626
	(67,052,966)	(4,717,391)	7,761,003	24,699,702	(30,830,290)
	5,572,821	7,871,349	8,397,669	23,366,026	27,981,576
	$4,466,395,531	$946,486,623	$559,706,139	$1,189,869,502	$411,300,079
	$9.62	$10.12	$15.06	$10.37	$14.70
	—	$10.08	$15.05	$10.41	$14.65
	—	$10.06	$15.04	$10.41	$14.63
	$9.63	$10.09	$15.03	$10.40	$14.68
	—	—	—	—	—
	$9.64	$10.08	$15.02	$10.40	$14.67
	131,618,736	29,957,885	20,823,113	38,782,418	17,723,639
	—	5,915,475	3,665,577	3,947,053	2,686,097
	—	13,429,262	1,882,989	2,419,434	798,252
	323,868,124	43,487,472	9,956,298	67,034,824	6,726,432
	—	—	—	—	—
	8,479,823	961,669	869,458	2,291,801	72,384
	463,966,683	93,751,763	37,197,435	114,475,530	28,006,804

Statements of Operations

For the Six Months Ended April 30, 2003 (Unaudited)

	Enhanced Income Fund
Investment income:	
Interest[a]	$ 50,517,456
Total income	50,517,456
Expenses:	
Management fees	3,104,090
Distribution and service fees[b]	1,006,830
Transfer agent fees[b]	1,100,753
Custody and accounting fees	185,708
Registration fees	25,554
Professional fees	22,732
Service share fees	—
Administration share fees	23,290
Printing fees	20,796
Trustee fees	5,292
Other	35,144
Total expenses	5,530,189
Less — expense reductions	(732,277)
Net Expenses	4,797,912
NET INVESTMENT INCOME	45,719,544
Realized and unrealized gain (loss) on investment, futures, swaps and foreign currency related transactions:	
Net realized gain (loss) from:	
Investment transactions	12,225,760
Futures transactions	(21,125,452)
Swap Contracts	—
Foreign currency related transactions	—
Net change in unrealized gain (loss) on:	
Investments	(6,969,897)
Futures	7,880,686
Swap Contracts	—
Translation of assets and liabilities denominated in foreign currencies	—
Net realized and unrealized gain (loss) on investment, futures, swaps and foreign currency related transactions:	(7,988,903)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 37,730,641

(a) Net of $34,069 in foreign withholding tax for the Global Income Fund.
(b) Class specific Distribution and Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees					
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Admin	Service
Enhanced Income Fund	$1,006,830	$ —	$ —	$ 765,191	$ —	$ —	$331,835	$3,727	$ —
Ultra-Short Duration Gov't. Fund	1,438,128	—	—	1,092,978	—	—	546,230	—	12,732
Short Duration Gov't. Fund	338,576	271,360	571,244	257,318	51,558	108,537	70,244	—	2,254
Government Income Fund	346,514	266,452	129,665	263,350	50,626	24,636	23,965	—	2,516
Core Fixed Income Fund	426,726	189,878	108,535	324,311	36,077	20,622	148,457	—	5,217
Global Income Fund	637,758	192,961	58,671	242,348	36,663	11,147	25,614	—	220

Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
$ 75,740,061	$ 15,280,265	$10,072,091	$29,977,114	$ 10,406,587
75,740,061	15,280,265	10,072,091	29,977,114	10,406,587
7,890,630	2,004,682	1,588,717	2,338,867	1,955,691
1,438,128	1,181,180	742,631	725,139	889,390
1,651,940	489,911	365,093	534,684	315,992
254,690	115,995	99,234	207,426	233,535
61,287	47,484	40,703	36,944	32,123
22,732	22,733	22,733	26,236	26,319
159,153	28,178	31,445	65,219	2,749
—	—	—	—	—
20,619	20,596	20,589	20,596	20,589
5,292	5,292	5,292	5,292	5,292
52,560	45,857	39,916	44,562	33,911
11,557,031	3,961,908	2,956,353	4,004,965	3,515,591
(6,268)	(266,597)	(470,211)	(6,248)	(868,419)
11,550,763	3,695,311	2,486,142	3,998,717	2,647,172
64,189,298	11,584,954	7,585,949	25,978,397	7,759,415
8,901,683	2,828,084	7,279,559	13,798,763	13,288,369
(14,621,647)	2,651,338	(115,064)	4,227,123	95,571
—	—	—	6,411,843	—
—	—	—	(213,663)	(11,867,662)
(12,215,655)	(2,955,356)	(2,261,689)	17,979,613	13,641,642
4,926,536	178,406	710,461	1,584,940	101,460
—	—	(122,458)	(5,836,377)	—
—	—	—	(1,062,283)	(762,893)
(13,009,083)	2,702,472	5,490,809	36,889,959	14,496,487
$ 51,180,215	$ 14,287,426	$13,076,758	$62,868,356	$ 22,255,902

Statements of Changes in Net Assets

For the Six Months Ended April 30, 2003 (Unaudited)

	Enhanced Income Fund
From operations:	
Net investment income	$ 45,719,544
Net realized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(8,899,692)
Net change in unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	910,789
Net increase in net assets resulting from operations	37,730,641
Distributions to shareholders:	
From net investment income	
Class A Shares	(13,795,891)
Class B Shares	—
Class C Shares	—
Institutional Shares	(31,598,978)
Administration Shares	(331,310)
Service Shares	—
From net realized gains on investment, futures, swaps and foreign currency transactions	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
Total distributions to shareholders	(45,726,179)
From share transactions:	
Proceeds from sales of shares	1,241,005,240
Reinvestment of dividends and distributions	40,692,528
Cost of shares repurchased	(2,216,373,835)
Net increase (decrease) in net assets resulting from share transactions	(934,676,067)
TOTAL INCREASE (DECREASE)	(942,671,605)
Net assets:	
Beginning of period	2,901,111,229
End of period	$ 1,958,439,624
Accumulated undistributed (distributions in excess of) net investment income	$ 2,237,914

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
	$ 64,189,298	$ 11,584,954	$ 7,585,949	$ 25,978,397	$ 7,759,415
	(5,719,964)	5,479,422	7,164,495	24,224,066	1,516,278
	(7,289,119)	(2,776,950)	(1,673,686)	12,665,893	12,980,209
	51,180,215	14,287,426	13,076,758	62,868,356	22,255,902
	(19,838,238)	(4,820,838)	(5,136,095)	(6,613,251)	(6,343,751)
	—	(809,778)	(795,521)	(591,339)	(868,141)
	—	(1,613,122)	(385,970)	(338,457)	(262,324)
	(52,486,173)	(6,935,394)	(2,422,666)	(15,837,250)	(3,586,561)
	—	—	—	—	—
	(1,064,064)	(197,534)	(230,377)	(489,179)	(27,960)
	—	—	(282,318)	(1,155,334)	—
	—	—	(57,041)	(133,823)	—
	—	—	(27,650)	(74,023)	—
	—	—	(106,723)	(2,746,496)	—
	—	—	(14,099)	(109,857)	—
	(73,388,475)	(14,376,666)	(9,458,460)	(28,089,009)	(11,088,737)
	2,849,383,781	565,743,252	353,220,325	348,001,979	78,063,226
	57,475,501	10,822,480	8,355,878	19,830,464	9,398,284
	(2,101,962,248)	(314,007,679)	(222,711,102)	(348,247,430)	(136,980,006)
	804,897,034	262,558,053	138,865,101	19,585,013	(49,518,496)
	782,688,774	262,468,813	142,483,399	54,364,360	(38,351,331)
	3,683,706,757	684,017,810	417,222,740	1,135,505,142	449,651,410
	$ 4,466,395,531	$946,486,623	$ 559,706,139	$1,189,869,502	$ 411,300,079
	$ (9,625,856)	$ (2,548,790)	$ (1,081,190)	$ 1,789,979	$ 888,626

Statements of Changes in Net Assets

For the Year Ended October 31, 2002

	Enhanced Income Fund
From operations:	
Net investment income	$ 87,237,109
Net realized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(60,918,293)
Net change in unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	26,218,713
Net increase in net assets resulting from operations	52,537,529
Distributions to shareholders:	
From net investment income	
Class A shares	(19,793,051)
Class B shares	—
Class C shares	—
Institutional shares	(65,322,253)
Administration shares	(322,450)
Service shares	—
In excess of net investment income	
Class A shares	—
Class B shares	—
Class C shares	—
Institutional shares	—
Administration shares	—
Service shares	—
Total distributions to shareholders	(85,437,754)
From share transactions:	
Proceeds from sales of shares	4,506,992,529
Reinvestment of dividends and distributions	79,936,959
Cost of shares repurchased	(2,617,605,588)
Net increase (decrease) in net assets resulting from share transactions	1,969,323,900
TOTAL INCREASE (DECREASE)	1,936,423,675
Net assets:	
Beginning of year	964,687,554
End of year	$ 2,901,111,229
Accumulated undistributed (distributions in excess of) net investment income	$ 2,244,549

(a) Effective July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.

	Ultra-Short Duration[a] Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund	Global Income Fund
	$ 71,329,080	$ 18,368,143	$ 11,358,616	$ 50,156,781	$ 16,717,195
	(35,737,766)	6,219,104	2,484,839	6,340,846	(22,257,594)
	11,920,206	2,506,099	3,086,385	(14,456,513)	10,767,313
	47,511,520	27,093,346	16,929,840	42,041,114	5,226,914
	(19,046,506)	(6,352,129)	(7,594,281)	(11,472,281)	(9,967,059)
	—	(1,017,591)	(1,438,662)	(1,279,956)	(1,140,026)
	—	(1,482,253)	(599,673)	(654,125)	(331,240)
	(60,371,480)	(11,769,264)	(2,010,326)	(35,428,999)	(6,700,789)
	—	—	—	—	—
	(1,371,303)	(354,197)	(407,255)	(1,350,549)	(54,535)
	—	—	(1,487,583)	(570,720)	—
	—	—	(360,836)	(83,157)	—
	—	—	(153,519)	(38,353)	—
	—	—	(409,596)	(1,854,157)	—
	—	—	—	—	—
	—	—	(90,873)	(85,623)	—
	(80,789,289)	(20,975,434)	(14,552,604)	(52,817,920)	(18,193,649)
	5,006,107,081	676,659,618	376,474,236	841,685,991	110,656,381
	64,446,144	15,542,700	12,055,092	40,773,780	15,510,645
	(1,722,791,632)	(352,659,853)	(207,673,414)	(421,411,541)	(174,177,443)
	3,347,761,593	339,542,465	180,855,914	461,048,230	(48,010,417)
	3,314,483,824	345,660,377	183,233,150	450,271,424	(60,977,152)
	369,222,933	338,357,433	233,989,590	685,233,718	510,628,562
	$ 3,683,706,757	$684,017,810	$ 417,222,740	$1,135,505,142	$ 449,651,410
	$ (426,679)	$ 242,922	$ 303,490	$ (318,942)	$ 4,217,947

Notes to Financial Statements

April 30, 2003 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes Goldman Sachs Enhanced Income Fund (Enhanced Income), Goldman Sachs Ultra-Short Duration Government Fund (Ultra-Short Duration Government), Goldman Sachs Short Duration Government Fund (Short Duration Government), Goldman Sachs Government Income Fund (Government Income), Goldman Sachs Core Fixed Income Fund (Core Fixed Income) and Goldman Sachs Global Income Fund (Global Income), (collectively, ''the Funds'' or individually a ''Fund''). Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income and Core Fixed Income are diversified portfolios of the Trust whereas Global Income is a non-diversified portfolio. Enhanced Income offers three classes of shares — Class A, Institutional and Administration. Ultra-Short Duration Government offers three classes of shares — Class A, Institutional and Service. Government Income, Short Duration Government, Core Fixed Income and Global Income offer five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined Net Asset Value (NAV) unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with the applicable regulatory guidance.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, net of foreign withholding taxes and reclaims where applicable. Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

Premiums on interest-only securities and on collateralized mortgage obligations with nominal principal amounts are amortized, on an effective yield basis, over the expected lives of the respective securities. Certain mortgage security paydown gains and losses are taxable as ordinary income (loss). Such paydown gains and losses increase or decrease taxable ordinary income available for distribution and are classified as interest income in the accompanying Statements of Operations. Original issue discounts (OID) on debt securities are amortized to interest income over the life of the security with a corresponding increase in the cost basis of that security. Market discounts and market premiums on debt securities are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of a Fund's distributions may be shown in the accompanying financial

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

statements as either from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective distribution and service plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and sale of investments; (ii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of interest recorded and the amounts actually received.

F. Mortgage Dollar Rolls — The Funds may enter into mortgage ''dollar rolls'' in which the Funds sell securities in the current month for delivery and simultaneously contract with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. For financial reporting and tax reporting purposes, the Funds treat mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

G. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, swap contracts, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

H. Forward Sales Contracts — The Funds may enter into forward security sales of mortgage-backed securities in which the Funds sell securities in the current month for delivery of securities defined by pool stipulated characteristics on a specified future date. The value of the contract is recorded as a liability on the Fund's records with the difference between its market value and cash proceeds received being recorded as an unrealized gain or loss. Gains or losses are realized upon delivery of the security.

I. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

3. AGREEMENTS

Previously, Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs'') served as the investment adviser of the Enhanced Income, Government Income, and Core Fixed Income Funds pursuant to the Investment Management Agreements (the ''Agreements''). In March 2003, Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), and in April 2003, GSAM assumed Goldman Sachs' investment advisory responsibilities under its Agreements with the Trust on behalf of the Enhanced Income, Government Income and Core Fixed Income Funds. The fees payable under the Agreements, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. GSAM, formerly called Goldman Sachs Funds Management, L.P., is an affiliate of Goldman Sachs and currently serves as the investment adviser to the Ultra-Short Duration Government Fund and Short Duration Government Fund. Goldman Sachs Asset Management International (''GSAMI''), an affiliate of GSAM, serves as the investment adviser for Global Income. Under the Agreements, the respective adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios.

As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the adviser is entitled to a fee (''Management Fee'') computed daily and payable monthly, equal to an annual percentage rate of each Funds average daily net assets.

For the six months ended April 30, 2003, the advisers for the Enhanced Income, Government Income and Global Income Funds have voluntarily agreed to waive a portion of their Management Fee, equal to an annual percentage rate of each Fund's average daily net assets. The advisers may discontinue or modify these waivers in the future at their discretion.

Additionally, each adviser has voluntarily agreed to limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agent fees and expenses, taxes, interest, brokerage, litigation, service share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund.

For the six months ended April 30, 2003, the Funds' Management Fees, Management Fee waivers and expense limitations (rounded) as an annual percentage rate of average daily net assets is as follows:

| | Management Fee | | Other |
Fund	Contractual Annual Rate	Waiver Annual Rate	Expense Limit
Enhanced Income	0.25%	0.05%	0.01%
Ultra-Short Duration Government	0.40	—	0.05
Short Duration Government	0.50	—	0.00
Government Income	0.65	0.11	0.00
Core Fixed Income	0.40	—	0.10
Global Income	0.90	0.25	0.00

3. AGREEMENTS (continued)

Goldman Sachs serves as Distributor of the shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended April 30, 2003, Goldman Sachs advised the Funds that it retained approximately the following amounts:

| | Sales Load | Contingent Deferred Sales Charge | |
Fund	Class A	Class B	Class C
Enhanced Income	$ 500	N/A	N/A
Ultra-Short Duration Government	87,000	N/A	N/A
Short Duration Government	87,000	$ —	$ —
Government Income	82,000	100	18,000
Core Fixed Income	420,000	200	200
Global Income	37,000	100	—

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25% for Enhanced Income and Ultra-Short Duration Government Funds Class A shares, 0.50%, 0.75% and 0.75% for Global Income and 0.25%, 0.75% and 0.75% of each of the other Funds' average daily net assets attributable to Class A, Class B and Class C shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive under the Plans a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Short Duration Government, Government Income, Core Fixed Income and Global Income Funds average daily net assets attributable to Class B or Class C Shares. For the six months ended April 30, 2003, Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to 0.15% of the average daily net assets attributable to the Class B shares of Short Duration Government. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

Goldman Sachs also serves as Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C shares and 0.04% of the average daily net assets for Administration (Enhanced Income only), Institutional and Service shares.

The Trust, on behalf of the Funds, has adopted a Service Plan and Shareholder Administration Plan for Service shares. In addition, the Trust on behalf of Enhanced Income Fund has adopted an Administration plan for Administration shares. These plans allow for Service and Administration shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan, Shareholder Administration Plan and Administration Plan provide for compensation to the service organizations in an amount up to on an annual basis, 0.25%, 0.25% and 0.25%, respectively, of the average daily net asset value of each share class.

For the six months ended April 30, 2003, the advisers and distributor have voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

3. AGREEMENTS (continued)

a reduction of the Funds' expenses. For the six months ended April 30, 2003, expense reductions were as follows (in thousands):

		Waivers			
Fund	Management Fees	Class B Distribution and Service Fees	Other Expense Reimbursement	Custody Credit	Total Expense Reductions
Enhanced Income	$ 621	$ —	$104	$ 7	$ 732
Ultra-Short Duration Government	—	—	—	6	6
Short Duration Government	—	41	225	1	267
Government Income	269	—	200	1	470
Core Fixed Income	—	—	—	6	6
Global Income	543	—	325	—	868

At April 30, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Enhanced Income	$ 342	$135	$149	$ 626
Ultra-Short Duration Government	1,468	259	302	2,029
Short Duration Government	387	212	92	691
Government Income	246	133	67	446
Core Fixed Income	382	132	94	608
Global Income	215	145	51	411

4. PORTFOLIO SECURITY TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the six months ended April 30, 2003, were as follows:

Fund	Purchases of U.S. Government and agency obligations	Purchases (excluding U.S. Government and agency obligations)	Sales and maturities of U.S. Government and agency obligations	Sales and maturities (excluding U.S. Government and agency obligations)
Enhanced Income	$ 453,428,290	$ 126,082,993	$ 873,751,653	$481,169,535
Ultra-Short Duration Government	2,551,444,363	611,358,642	1,556,841,189	190,505,083
Short Duration Government	1,000,911,164	—	637,594,882	110,367
Government Income	1,087,613,348	55,602,515	969,885,060	23,328,755
Core Fixed Income	2,830,859,701	434,652,776	2,714,262,650	288,012,031
Global Income	128,431,719	219,235,835	137,690,915	278,843,983

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Option Accounting Principles — When the Fund writes call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Fund purchases upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Fund, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Fund has purchased expires on the stipulated expiration date, the Fund will realize a loss in the amount of the cost of the option. If the Fund enters into a closing sale transaction, the Fund will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Fund exercises a purchased put option, the Fund will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Fund exercises a purchased call option, the cost of the security which the Fund purchases upon exercise will be increased by the premium originally paid.

For the six months ended April 30, 2003, there were no written call option transactions outstanding.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates (in the case of Core Fixed Income and Global Income) or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' strategies and potentially result in a loss.

For the six months ended April 30, 2003, Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income, and Core Fixed Income paid commissions of approximately $137,000, $212,000, $84,000, $45,000 and $104,000, respectively, in connection with futures contracts entered into with Goldman Sachs.

At April 30, 2003, the following futures contracts were open as follows:

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value	Unrealized Gain (Loss)
Enhanced Income Fund	Eurodollars	730	June 2003	$ 180,300,875	$ 306,225
	Eurodollars	730	September 2003	180,355,625	(70,275)
	Eurodollars	735	December 2003	181,407,188	119,950
	Eurodollars	(70)	March 2004	(17,242,750)	(303,600)
	Eurodollars	(310)	June 2004	(76,132,125)	(1,430,852)
	Eurodollars	(100)	September 2004	(24,471,250)	(266,750)
	Eurodollars	(100)	December 2004	(24,373,750)	(245,500)
	2 Year U.S. Treasury Notes	(922)	June 2003	(199,065,563)	(1,041,860)
	5 Year U.S. Treasury Notes	(3,797)	June 2003	(431,908,750)	(2,435,899)
				$ (231,130,500)	$ (5,368,561)

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value	Unrealized Gain (Loss)
Ultra-Short Duration Government Fund	Eurodollars	2,455	June 2003	$ 606,354,313	$ 839,663
	Eurodollars	2,600	September 2003	642,362,500	778,875
	Eurodollars	515	December 2003	127,108,438	230,675
	Eurodollars	(345)	March 2004	(84,982,125)	(1,491,125)
	Eurodollars	(345)	June 2004	(84,727,688)	(1,477,047)
	U.S. Treasury Bonds	1,500	June 2003	171,046,875	1,220,821
	5 Year U.S. Treasury Notes	(8,251)	June 2003	(938,551,250)	(4,684,077)
	10 Year U.S. Treasury Notes	(974)	June 2003	(112,131,750)	(651,481)
				$ 326,479,313	$ (5,233,696)
Short Duration Government Fund	Eurodollars	30	December 2003	$ 7,404,375	$ 68,850
	Eurodollars	30	March 2004	7,389,750	84,225
	Eurodollars	30	June 2004	7,367,625	91,725
	Eurodollars	30	September 2004	7,341,375	92,475
	U.S. Treasury Bonds	313	June 2003	35,691,781	223,831
	2 Year U.S. Treasury Notes	2,095	June 2003	452,323,594	2,122,689
	5 Year U.S. Treasury Notes	(1,324)	June 2003	(150,605,000)	(883,412)
	10 Year Interest Rate Swap	(249)	June 2003	(28,378,219)	(317,628)
	10 Year U.S. Treasury Notes	(137)	June 2003	(15,772,125)	(91,636)
				$ 322,763,156	$ 1,391,119
Government Income Fund	Eurodollars	43	September 2003	$ 10,623,687	$ 36,922
	Eurodollars	43	December 2003	10,612,937	48,623
	Eurodollars	8	March 2004	1,970,600	32,660
	Eurodollars	8	June 2004	1,964,700	31,060
	U.S. Treasury Bonds	260	June 2003	29,648,125	187,271
	2 Year U.S. Treasury Notes	50	June 2003	10,795,313	55,556
	5 Year U.S. Treasury Notes	(747)	June 2003	(84,971,250)	(460,954)
	10 Year Interest Rate Swap	(136)	June 2003	(15,499,750)	(173,196)
	10 Year U.S. Treasury Notes	140	June 2003	16,117,500	131,457
				$ (18,738,138)	$ (110,601)
Core Fixed Income Fund	U.S. Treasury Bonds	751	June 2003	$ 85,637,469	$ 328,196
	2 Year U.S. Treasury Notes	200	June 2003	43,181,250	(47,875)
	5 Year U.S. Treasury Notes	(516)	June 2003	(58,695,000)	(466,884)
	10 Year U.S. Treasury Notes	(430)	June 2003	(49,503,750)	(99,604)
				$ 20,619,969	(286,167)
Global Income Fund	U.S. Treasury Bonds	380	June 2003	$ 43,331,875	$ 249,375
	5 Year U.S. Treasury Notes	(270)	June 2003	(30,712,500)	(147,188)
	10 Year U.S. Treasury Bond	(276)	June 2003	(31,774,500)	(146,625)
	10 Year Euro Bonds	(115)	June 2003	(14,733,432)	(65,453)
	10 Year Japan Bonds	5	June 2003	6,020,459	32,702
				$ (27,868,098)	$ (77,189)

Forward Foreign Currency Exchange Contracts — Core Fixed Income and Global Income may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. Core Fixed Income and Global Income may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Funds' financial statements. The Funds record realized gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

At April 30, 2003, Core Fixed Income had outstanding forward foreign currency exchange contracts, both to purchase and sell foreign currencies as follows:

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Loss
Canadian Dollar expiring 6/19/03	$ 26,212,641	$ 27,057,493	$ 844,852	$ —

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Loss
Canadian Dollar expiring 6/19/03	$ 66,297,564	$ 68,226,934	$ —	$1,929,370

At April 30, 2003, Global Income had outstanding forward foreign currency exchange contracts, both to purchase and sell foreign currencies as follows:

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Loss
Australian Dollar expiring 7/11/03	$ 18,593,572	$ 19,324,124	$ 730,552	$ —
British Pounds expiring 7/11/03	15,017,000	15,270,035	253,035	—
Canadian Dollar expiring 7/11/03	11,952,000	12,182,410	230,410	—
Chilean Peso expiring 5/12/03	2,996,000	3,064,483	68,483	—
expiring 5/22/03	1,882,000	1,912,650	30,650	—
Euro Currency expiring 7/11/03	28,579,279	29,525,730	946,451	—
Israeli Shekel expiring 7/11/03	1,312,000	1,318,350	6,350	—
Japanese Yen expiring 7/11/03	6,283,421	6,347,222	63,801	—
Mexican Peso expiring 7/11/03	2,411,000	2,483,263	72,263	—
expiring 7/28/03	5,709,000	6,121,868	412,868	—
Norwegian Krone expiring 7/11/03	15,477,015	16,109,530	632,515	—
Polish Zloty expiring 7/9/03	4,404,947	4,485,817	80,870	—
expiring 7/11/03	1,892,000	1,930,870	38,870	—
Singapore Dollar expiring 7/11/03	1,160,000	1,162,049	2,049	—
expiring 7/11/03	7,511,149	7,489,610	—	21,539
Slovakian Koruna expiring 6/27/03	966,889	1,043,115	76,226	—
expiring 7/11/03	1,899,047	1,964,576	65,529	—
expiring 7/15/03	963,034	1,040,928	77,894	—
South African Rand expiring 6/11/03	8,498,231	9,616,806	1,118,575	—
expiring 7/11/03	650,000	673,090	23,090	—

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
South Korean Won				
expiring 5/12/03	$ 2,948,500	$ 3,018,794	$ 70,294	$ —
expiring 8/4/03	1,786,803	1,817,291	30,488	—
expiring 8/4/03	4,299,000	4,172,826	—	126,174
Swedish Krona				
expiring 7/11/03	30,294,460	31,542,040	1,247,580	—
Swiss Franc				
expiring 7/11/03	3,762,000	3,814,915	52,915	—
TOTAL OPEN FORWARD FOREIGN CURRENCY PURCHASE CONTRACTS	**$181,248,347**	**$187,432,392**	**$6,331,758**	**$147,713**

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Australian Dollar				
expiring 7/11/03	$ 3,782,000	$ 3,955,941	$ —	$ 173,941
British Pounds				
expiring 6/26/03	21,372,199	21,419,934	—	47,735
expiring 7/11/03	11,321,000	11,579,932	—	258,932
Canadian Dollar				
expiring 6/19/03	24,031,854	24,731,221	—	699,367
expiring 7/11/03	3,756,000	3,907,558	—	151,558
Czech Koruna				
expiring 7/11/03	3,027,118	3,209,218	—	182,100
Danish Krone				
expiring 5/30/03	3,714,465	3,785,121	—	70,656
Euro Currency				
expiring 5/5/03	296,196	297,472	—	1,276
expiring 5/30/03	112,050,708	114,328,052	—	2,277,344
expiring 7/11/03	18,872,476	19,617,672	—	745,196
Hong Kong Dollar				
expiring 8/15/03	17,772,652	17,769,635	3,017	—
Iceland Krona				
expiring 7/11/03	287,000	287,505	—	505
Japanese Yen				
expiring 5/21/03	41,251,195	41,561,310	—	310,115
expiring 7/11/03	567,300	564,295	3,005	—
expiring 7/11/03	5,094,000	5,135,652	—	41,652
Mexican Peso				
expiring 6/24/03	6,655,770	6,908,116	—	252,346
expiring 7/11/03	4,436,472	4,570,804	—	134,332
Norwegian Krone				
expiring 7/11/03	18,741,000	19,622,928	—	881,928
Polish Zloty				
expiring 7/9/03	7,939,748	8,527,137	—	587,389
Singapore Dollar				
expiring 7/11/03	18,162,000	18,207,519	—	45,519
South African Rand				
expiring 6/11/03	21,035,376	23,253,099	—	2,217,723

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
South Korean Won				
expiring 5/12/03	$ 1,908,000	$ 1,924,032	$ —	$ 16,032
expiring 8/4/03	6,037,000	5,990,118	46,882	—
Swedish Krona				
expiring 6/18/03	34,585,703	36,025,264	—	1,439,561
expiring 7/11/03	7,521,000	7,775,349	—	254,349
Swiss Franc				
expiring 7/11/03	26,470,922	26,463,221	7,701	—
expiring 7/11/03	3,782,000	3,835,672	—	53,672
Taiwan Dollar				
expiring 5/30/03	2,173,000	2,187,437	—	14,437
expiring 7/11/03	2,419,000	2,434,059	—	15,059
TOTAL OPEN FORWARD FOREIGN CURRENCY SALE CONTRACTS	$429,063,154	$439,875,273	$60,605	$10,872,724

Foreign Forward Currency Cross Contracts (Purchase/Sale)	Purchase Current Value	Sale Current Value	Unrealized	
			Gain	Loss
British Pounds/Euro Currency				
expiring 7/11/03	$ 695,831	$ 696,261	$ 430	$ —
expiring 7/11/03	699,381	684,085	—	15,296
Czech Koruna/Euro Currency				
expiring 7/11/03	1,542,161	1,614,333	72,172	—
expiring 7/11/03	1,942,482	1,862,573	—	79,909
Euro Currency/British Pounds				
expiring 7/11/03	684,085	702,647	18,562	—
expiring 7/11/03	702,647	695,832	—	6,815
Euro Currency/Czech Koruna				
expiring 7/11/03	1,862,573	1,904,954	42,381	—
expiring 7/11/03	1,618,318	1,542,160	—	76,158
Euro Currency/Hungarian Forint				
expiring 7/21/03	9,168,557	9,402,529	233,972	—
expiring 7/21/03	9,893,136	9,503,934	—	389,202
Euro Currency/Slovakian Koruna				
expiring 5/6/03	2,729,360	2,674,518	—	54,842
expiring 6/23/03	4,526,334	4,778,864	252,530	—
expiring 6/23/03	4,780,820	4,431,630	—	349,190
expiring 6/27/03	965,902	1,019,647	53,745	—
expiring 7/11/03	1,930,935	1,951,797	20,862	—
expiring 7/11/03	3,074,916	2,973,543	—	101,373
expiring 7/15/03	961,115	1,014,011	52,896	—
expiring 7/28/03	2,143,809	2,219,410	75,601	—
expiring 7/28/03	2,246,163	2,212,949	—	33,214
Euro Currency/Swiss Franc				
expiring 7/11/03	1,481,287	1,533,555	52,268	—
Hungarian Forint/Euro Currency				
expiring 7/21/03	18,976,700	18,641,323	—	335,377

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Foreign Forward Currency Cross Contracts (Purchase/Sale)	Purchase Current Value	Sale Current Value	Unrealized	
			Gain	Loss
Slovakian Koruna/Euro Currency				
expiring 5/6/03	2,674,518	2,799,179	124,661	—
expiring 6/23/03	4,431,630	4,897,678	466,048	—
expiring 6/23/03	4,897,678	4,526,334	—	371,344
expiring 6/27/03	1,043,115	965,902	—	77,213
expiring 7/11/03	2,973,543	3,110,350	136,807	—
expiring 7/11/03	1,950,502	1,930,934	—	19,568
expiring 7/15/03	1,040,928	961,115	—	79,813
expiring 7/28/03	2,212,949	2,355,424	142,475	—
expiring 7/28/03	2,302,369	2,143,809	—	158,560
Swiss Franc/Euro Currency				
expiring 7/11/03	1,515,366	1,481,286	—	34,080
TOTAL OPEN FORWARD FOREIGN CURRENCY CROSS CONTRACTS (PURCHASE/SALE)	$97,669,110	$97,232,566	$1,745,410	$2,181,954

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At April 30, 2003, Core Fixed Income and Global Income had sufficient cash and/or securities to cover any commitments under these contracts.

Swap Contracts — The Funds may enter into swap transactions for hedging purposes or to seek to increase total return. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or notional principal amount. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Funds, and/or the termination value at the end of the contract. Therefore, the Funds consider the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying reference asset or index.

With respect to interest rate swaps only, the Funds record a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid. Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). With respect to total return swaps, interest paid or received, if any, is included in the valuation of the swaps and not recorded as interest income (or as an offset to interest income).

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Fluctuations in the value of swap contracts are recorded for financial statement purposes as unrealized appreciation or depreciation on swap contracts. Realized gains and losses from terminated swaps are included in net realized gains/losses on swap contracts. At April 30, 2003, the Government Income and Core Fixed Income Funds had outstanding swap contracts with the following terms:

Fund	Swap Type	Swap Counterparty	Notional Amount (000s)	Termination Date	Rate Type Payments made by the Fund	Rate Type Payments received by the Fund	Unrealized Appreciation/ (Depreciation)
Government Income	Interest Rate	Banc of America Securities LLC	$12,000	11/14/2012	1.38%	3 month LIBOR Floating	$ (52,781)
	Interest Rate	Banc of America Securities LLC	2,000	11/19/2012	1.38%	3 month LIBOR Floating	(8,717)
	Interest Rate	Banc of America Securities LLC	14,000	11/21/2012	1.27%	3 month LIBOR Floating	(60,960)
							$ (122,458)
Core Fixed Income	Interest Rate	Banc of America Securities LLC	$32,000	06/19/2012	5.4125%	3 month LIBOR Floating	$(3,348,205)
	Interest Rate	Banc of America Securities LLC	55,800	06/20/2012	5.4076%	3 month LIBOR Floating	(5,815,879)
	Interest Rate	Banc of America Securities LLC	14,200	06/25/2012	5.2755%	3 month LIBOR Floating	(1,332,512)
	Interest Rate	Banc of America Securities LLC	26,000	07/05/2012	5.2886%	3 month LIBOR Floating	(2,464,824)
	Interest Rate	Banc of America Securities LLC	13,000	11/14/2012	1.71%	3 month LIBOR Floating	(57,180)
	Interest Rate	Banc of America Securities LLC	23,000	11/19/2012	1.1327%	3 month LIBOR Floating	(100,244)
	Interest Rate	Banc of America Securities LLC	36,000	11/21/2012	1.13245%	3 month LIBOR Floating	(156,754)
	Interest Rate	Banc of America Securities LLC	30,000	12/10/2012	4.56123%	3 month LIBOR Floating	(1,013,959)
	Total Return CMBS AAA 10 YR Index	Banc of America Securities LLC	35,500	06/12/2003	1.42313%	N/A	1,537,427
	Total Return CMBS AAA 10 YR Index	Banc of America Securities LLC	56,300	06/18/2003	1.42%	N/A	2,464,500
	Total Return CMBS AAA 10 YR Index	Banc of America Securities LLC	40,000	09/18/2003	1.24%	N/A	784,083
							$(9,503,547)

LIBOR — London Interbank Offered Rate

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAMI and GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

   At April 30, 2003, Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income and Core Fixed Income had undivided interests in the following Joint Repurchase Agreement Account II which equaled $43,700,000, $152,000,000, $54,100,000, $180,000,000, and $27,900,000, respectively, in principal amount. At April 30, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$1,250,000,000	1.36%	05/01/2003	$1,250,047,222
Barclays Capital, Inc.	500,000,000	1.35	05/01/2003	500,018,750
Credit Suisse First Boston Corp.	1,500,000,000	1.36	05/01/2003	1,500,056,667
Deutsche Bank Securities, Inc.	1,500,000,000	1.35	05/01/2003	1,500,056,250
Greenwich Capital	1,000,000,000	1.35	05/01/2003	1,000,037,500
J.P. Morgan Chase & Co., Inc.	874,900,000	1.35	05/01/2003	874,932,809
Merrill Lynch & Co.	1,000,000,000	1.35	05/01/2003	1,000,037,500
Morgan Stanley	570,000,000	1.35	05/01/2003	570,021,375
UBS Warburg LLC	100,000,000	1.20	05/01/2003	100,003,333
UBS Warburg LLC	1,000,000,000	1.35	05/01/2003	1,000,037,500
Westlb AG	500,000,000	1.36	05/01/2003	500,018,889
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$9,794,900,000			$9,795,267,795

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the six months ended April 30, 2003, the Funds did not have any borrowings under this facility.

7. OTHER MATTERS

As of April 30, 2003, Goldman, Sachs & Co. Profit Sharing Master Trust was the beneficial owner of approximately 7% of the outstanding shares of the Short Duration Government Fund. In addition, the Goldman Sachs Growth and Income Strategy Portfolio was the beneficial owner of approximately 5% and 6% of Core Fixed Income and Global Income, respectively.

8. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended October 31, 2002, the Funds' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income	Global Income
Timing differences (dividends payable, deferred tax losses)	$ (709,966)	$ (3,690,303)	$ (659,191)	$(423,914)	$(2,075,438)	$ (4,009,111)
Capital loss carryforward	(75,366,743)	(70,700,047)	(8,926,878)	—	—	(30,750,748)
Capital loss carryforward years of expiration	2008-2010	2003-2010	2003-2008	n/a	n/a	2010

At April 30, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income	Global Income
Tax Cost	$1,938,286,474	$4,558,434,085	$990,753,797	$712,447,499	$1,505,124,270	$399,597,978
Gross unrealized gain	47,224,599	33,055,193	9,176,454	37,470,278	267,438,173	31,495,482
Gross unrealized loss	3,276,219	24,108,664	3,305,336	29,100,255	233,837,060	2,844,564
Net unrealized security gain	$ 43,948,380	$ 8,946,529	$ 5,871,118	$ 8,370,023	$ 33,601,113	$ 28,650,918

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

9. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended April 30, 2003 is as follows:

	Enhanced Income Fund		Ultra-Short Duration Government Fund	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	50,403,121	$ 510,315,857	111,377,670	$1,075,389,550
Reinvestment of dividends and distributions	1,142,262	11,557,602	1,476,272	14,244,059
Shares repurchased	(75,982,890)	(768,532,010)	(84,815,372)	(818,607,327)
	(24,437,507)	(246,658,551)	28,038,570	271,026,282
Class B Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Class C Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Institutional Shares				
Shares sold	72,185,304	729,804,319	176,279,707	1,705,214,039
Reinvestment of dividends and distributions	2,850,193	28,803,754	4,373,738	42,255,928
Shares repurchased	(142,942,389)	(1,445,477,008)	(130,253,973)	(1,259,891,747)
	(67,906,892)	(686,868,935)	50,399,472	487,578,220
Administration Shares				
Shares sold	87,514	885,064	—	—
Reinvestment of dividends and distributions	32,747	331,172	—	—
Shares repurchased	(234,015)	(2,364,817)	—	—
	(113,754)	(1,148,581)	—	—
Service Shares				
Shares sold	—	—	7,101,068	68,780,192
Reinvestment of dividends and distributions	—	—	100,843	975,514
Shares repurchased	—	—	(2,424,613)	(23,463,174)
	—	—	4,777,298	46,292,532
NET INCREASE (DECREASE)	(92,458,153)	$ (934,676,067)	83,215,340	$ 804,897,034

	Short Duration Government Fund		Government Income Fund		Core Fixed Income Fund		Global Income Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	19,763,763	$ 199,625,020	14,979,870	$ 224,142,901	18,112,473	$ 184,976,708	3,956,749	$ 57,742,625
	376,813	3,807,471	339,654	5,092,781	632,912	6,477,607	378,611	5,517,811
	(14,566,769)	(147,071,941)	(11,132,396)	(166,511,953)	(11,299,977)	(115,012,389)	(4,449,987)	(64,928,353)
	5,573,807	56,360,550	4,187,128	62,723,729	7,445,408	76,441,926	(114,627)	(1,667,917)
	1,596,109	16,080,982	777,478	11,641,171	809,408	8,302,870	224,328	3,264,394
	55,945	563,531	39,073	585,666	48,593	498,938	49,423	718,092
	(680,593)	(6,851,102)	(570,691)	(8,540,695)	(488,609)	(5,007,788)	(244,385)	(3,557,261)
	971,461	9,793,411	245,860	3,686,142	369,392	3,794,020	29,366	425,225
	6,915,547	69,488,767	1,663,788	24,890,770	879,545	9,024,391	92,834	1,348,018
	90,211	906,962	19,532	292,611	32,621	335,022	13,728	199,161
	(3,059,910)	(30,741,569)	(1,413,405)	(21,131,446)	(490,298)	(5,021,917)	(116,266)	(1,692,474)
	3,945,848	39,654,160	269,915	4,051,935	421,868	4,337,496	(9,704)	(145,295)
	27,623,771	278,601,811	5,929,760	88,660,823	13,835,010	141,452,349	1,077,336	15,703,180
	531,561	5,361,026	143,149	2,144,422	1,166,608	11,967,174	201,820	2,938,461
	(12,443,811)	(125,447,047)	(1,645,686)	(24,616,326)	(20,680,612)	(211,706,079)	(4,543,383)	(66,622,192)
	15,711,521	158,515,790	4,427,223	66,188,919	(5,678,994)	(58,286,556)	(3,264,227)	(47,980,551)
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	193,352	1,946,672	260,195	3,884,660	414,738	4,245,661	343	5,009
	18,218	183,490	16,071	240,398	53,835	551,723	1,702	24,759
	(387,242)	(3,896,020)	(128,149)	(1,910,682)	(1,125,124)	(11,499,257)	(12,392)	(179,726)
	(175,672)	(1,765,858)	148,117	2,214,376	(656,551)	(6,701,873)	(10,347)	(149,958)
	26,026,965	$ 262,558,053	9,278,243	$ 138,865,101	1,901,123	$ 19,585,013	(3,369,539)	$(49,518,496)

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

9. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended October 31, 2002 is as follows:

	Enhanced Income Fund		Ultra-Short Duration Government Fund[a]	
	Shares	**Dollars**	**Shares**	**Dollars**
Class A Shares				
Shares sold	122,663,688	$ 1,252,634,163	173,928,804	$1,693,236,866
Reinvestment of dividends and distributions	1,813,242	18,481,732	1,598,713	15,534,653
Shares repurchased	(59,197,348)	(603,744,740)	(77,993,344)	(757,628,525)
	65,279,582	667,371,155	97,534,173	951,142,994
Class B Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Class C Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Institutional Shares				
Shares sold	317,156,233	3,236,186,654	336,522,286	3,281,183,489
Reinvestment of dividends and distributions	6,003,071	61,138,628	4,888,840	47,583,604
Shares repurchased	(197,216,984)	(2,009,145,039)	(96,319,230)	(936,816,171)
	125,942,320	1,288,180,243	245,091,896	2,391,950,922
Administration Shares				
Shares sold	1,787,859	18,171,712	—	—
Reinvestment of dividends and distributions	31,081	316,599	—	—
Shares repurchased	(464,241)	(4,715,809)	—	—
	1,354,699	13,772,502	—	—
Service Shares				
Shares sold	—	—	3,248,777	31,686,726
Reinvestment of dividends and distributions	—	—	136,008	1,327,887
Shares repurchased	—	—	(2,911,091)	(28,346,936)
	—	—	473,694	4,667,677
NET INCREASE (DECREASE)	192,576,601	$ 1,969,323,900	343,099,763	$3,347,761,593

(a) Effective July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.

Short Duration Government Fund		Government Income Fund		Core Fixed Income Fund		Global Income Fund	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
27,906,211	$ 279,236,875	17,642,570	$ 259,436,060	24,364,554	$ 243,320,354	5,737,318	$ 82,397,763
498,538	4,992,184	573,380	8,366,801	1,010,017	10,086,544	603,238	8,647,326
(12,826,001)	(127,931,659)	(11,130,591)	(163,658,944)	(11,482,987)	(114,650,715)	(7,986,029)	(114,695,562)
15,578,748	156,297,400	7,085,359	104,143,917	13,891,584	138,756,183	(1,645,473)	(23,650,473)
4,094,837	40,907,455	1,837,705	27,055,328	1,699,524	17,036,276	806,684	11,555,242
65,513	654,319	78,388	1,142,452	84,774	849,179	66,121	945,211
(895,816)	(8,919,953)	(771,028)	(11,272,400)	(816,744)	(8,159,758)	(394,632)	(5,647,894)
3,264,534	32,641,821	1,145,065	16,925,380	967,554	9,725,697	478,173	6,852,559
8,883,600	88,628,725	1,316,961	19,372,765	1,271,395	12,743,473	331,469	4,742,441
82,936	826,899	35,164	512,328	55,166	552,706	17,732	253,025
(1,372,203)	(13,633,367)	(663,009)	(9,705,479)	(495,235)	(4,959,298)	(133,559)	(1,906,909)
7,594,333	75,822,257	689,116	10,179,614	831,326	8,336,881	215,642	3,088,557
26,214,688	260,941,463	4,474,897	65,759,397	55,515,013	557,216,053	795,376	11,409,421
873,822	8,717,696	106,179	1,544,218	2,793,165	27,950,398	392,090	5,614,780
(19,887,189)	(198,127,181)	(1,394,128)	(20,174,314)	(28,472,506)	(284,536,921)	(3,568,016)	(51,153,848)
7,201,321	71,531,978	3,186,948	47,129,301	29,835,672	300,629,530	(2,380,550)	(34,129,647)
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
692,902	6,945,100	331,195	4,850,686	1,133,120	11,369,835	38,296	551,514
35,294	351,602	33,642	489,293	133,364	1,334,953	3,515	50,303
(405,761)	(4,047,693)	(195,154)	(2,862,277)	(911,771)	(9,104,849)	(53,954)	(773,230)
322,435	3,249,009	169,683	2,477,702	354,713	3,599,939	(12,143)	(171,413)
33,961,371	$ 339,542,465	12,276,171	$ 180,855,914	45,880,849	$ 461,048,230	(3,344,351)	$ (48,010,417)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2003 - Class A Shares	$10.13	$0.17	$(0.04)	$0.13	$(0.17)	$ —	$(0.17)
2003 - Institutional Shares	10.12	0.19	(0.04)	0.15	(0.19)	—	(0.19)
2003 - Administration Shares	10.13	0.18	(0.04)	0.14	(0.18)	—	(0.18)
FOR THE YEARS ENDED OCTOBER 31,							
2002 - Class A Shares	10.26	0.38	(0.13)	0.25	(0.38)	—	(0.38)
2002 - Institutional Shares	10.26	0.42	(0.14)	0.28	(0.42)	—	(0.42)
2002 - Administration Shares	10.27	0.40	(0.14)	0.26	(0.40)	—	(0.40)
2001 - Class A Shares	10.00	0.45	0.34	0.79	(0.53)	—	(0.53)
2001 - Institutional Shares	10.00	0.55	0.28	0.83	(0.57)	—	(0.57)
2001 - Administration Shares	10.00	0.49	0.32	0.81	(0.54)	—	(0.54)
FOR THE PERIOD ENDED OCTOBER 31,							
2000 - Class A Shares (commenced August 2, 2000)	10.00	0.11	0.06	0.17	(0.15)	(0.02)	(0.17)
2000 - Institutional Shares (commenced August 2, 2000)	10.00	0.16	0.01	0.17	(0.15)	(0.02)	(0.17)
2000 - Administration Shares (commenced August 2, 2000)	10.00	0.15	0.02	0.17	(0.17)	—	(0.17)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.09	1.30%	$ 561,359	0.65%[b]	3.40%[b]	0.71%[b]	3.34%[b]	24%
10.08	1.50	1,379,329	0.25[b]	3.82[b]	0.31[b]	3.76[b]	24
10.09	1.37	17,752	0.50[b]	3.58[b]	0.56[b]	3.52[b]	24
10.13	2.48	810,768	0.65	3.70	0.72	3.63	65
10.12	2.79	2,071,378	0.25	4.17	0.32	4.10	65
10.13	2.53	18,965	0.50	3.91	0.57	3.84	65
10.26	8.10	151,497	0.65	4.60	0.80	4.45	127
10.26	8.53	807,871	0.25	5.40	0.40	5.25	127
10.27	8.35	5,320	0.50	4.80	0.65	4.65	127
10.00	1.66	12,336	0.65[b]	4.52[b]	1.77[b]	3.40[b]	31
10.00	1.76	156,525	0.25[b]	6.49[b]	1.37[b]	5.37[b]	31
10.00	1.68	2	0.50[b]	6.13[b]	1.62[b]	5.01[b]	31

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From capital	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)								
2003 - Class A Shares	$9.66	$0.14[c]	$(0.01)	$0.13	$(0.17)	$ —	$ —	$(0.17)
2003 - Institutional Shares	9.68	0.16[c]	(0.03)	0.13	(0.18)	—	—	(0.18)
2003 - Service Shares	9.69	0.14[c]	(0.03)	0.11	(0.16)	—	—	(0.16)
FOR THE YEARS ENDED OCTOBER 31,								
2002 - Class A Shares	9.79	0.31[c][f]	(0.06)[f]	0.25	(0.38)	—	—	(0.38)
2002 - Institutional Shares	9.81	0.35[c][f]	(0.06)[f]	0.29	(0.42)	—	—	(0.42)
2002 - Service Shares	9.82	0.31[c][f]	(0.07)[f]	0.24	(0.37)	—	—	(0.37)
2001 - Class A Shares	9.56	0.53[c]	0.23	0.76	(0.53)	—	—	(0.53)
2001 - Institutional Shares	9.58	0.56[c]	0.24	0.80	(0.57)	—	—	(0.57)
2001 - Service Shares	9.58	0.42[c]	0.34	0.76	(0.52)	—	—	(0.52)
2000 - Class A Shares	9.63	0.54[c]	(0.06)	0.48	(0.54)	(0.01)	—	(0.55)
2000 - Institutional Shares	9.64	0.58[c]	(0.05)	0.53	(0.58)	(0.01)	—	(0.59)
2000 - Service Shares	9.65	0.52[c]	(0.05)	0.47	(0.53)	(0.01)	—	(0.54)
1999 - Class A Shares	9.69	0.49	(0.05)	0.44	(0.44)	—	(0.06)	(0.50)
1999 - Institutional Shares	9.70	0.53	(0.05)	0.48	(0.48)	—	(0.06)	(0.54)
1999 - Administration Shares[e]	9.70	0.37[c]	0.01	0.38	(0.33)	—	(0.04)	(0.37)
1999 - Service Shares	9.70	0.48	(0.04)	0.44	(0.43)	—	(0.06)	(0.49)
1998 - Class A Shares	9.88	0.53	(0.17)	0.36	(0.53)	(0.02)	—	(0.55)
1998 - Institutional Shares	9.88	0.55	(0.16)	0.39	(0.55)	(0.02)	—	(0.57)
1998 - Administration Shares	9.88	0.53	(0.16)	0.37	(0.53)	(0.02)	—	(0.55)
1998 - Service Shares	9.88	0.51	(0.16)	0.35	(0.51)	(0.02)	—	(0.53)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20,1999. Ending net asset value shown as of July 20, 1999.

(f) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.05, increase net realized and unrealized gains and losses per share by $0.05, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.48%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$9.62	1.30%	$1,265,546	0.86%[b]	2.14%[b]	0.86%[b]	2.14%[b]	46%
$9.63	1.40	3,119,070	0.46[b]	2.55[b]	0.46[b]	2.55[b]	46
$9.64	1.15	81,780	0.96[b]	2.05[b]	0.96[b]	2.05[b]	46
9.66	2.57	1,000,977	0.88	3.21[f]	0.88	3.21[f]	144
9.68	2.98	2,646,847	0.48	3.65[f]	0.48	3.65[f]	144
9.69	2.46	35,883	0.98	3.20[f]	0.98	3.20[f]	144
9.79	8.21	59,209	0.89	5.48	0.97	5.40	87
9.81	8.62	278,316	0.49	5.79	0.57	5.71	87
9.82	8.19	31,698	0.99	4.52	1.07	4.44	87
9.56	5.12	41,188	0.89	5.67	0.96	5.60	11
9.58	5.65	176,881	0.49	6.01	0.56	5.94	11
9.58	4.95	71	0.99	5.33	1.06	5.26	11
9.63	4.65	22,862	0.89	5.15	0.93	5.11	39
9.64	5.06	315,024	0.49	5.49	0.53	5.45	39
9.71[e]	4.02	—	0.74[b]	5.35[b]	0.78[b]	5.31[b]	39
9.65	4.65	797	0.99	4.99	1.03	4.95	39
9.69	3.71	60,782	0.80	5.40	1.02	5.18	34
9.70	4.09	441,228	0.53	5.63	0.53	5.63	34
9.70	3.83	5,999	0.78	5.33	0.78	5.33	34
9.70	3.57	822	1.03	5.09	1.03	5.09	34

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income	Net realized and unrealized gains (loss)	Total from investment operations	From net investment income
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)					
2003 - Class A Shares	$10.12	$0.14[c]	$ 0.04	$0.18	$(0.18)
2003 - Class B Shares	10.09	0.11[c]	0.03	0.14	(0.15)
2003 - Class C Shares	10.07	0.10[c]	0.03	0.13	(0.14)
2003 - Institutional Shares	10.10	0.16[c]	0.03	0.19	(0.20)
2003 - Service Shares	10.09	0.14[c]	0.02	0.16	(0.17)
FOR THE YEARS ENDED OCTOBER 31,					
2002 - Class A Shares	10.04	0.37[c][f]	0.14[f]	0.51	(0.43)
2002 - Class B Shares	10.01	0.31[c][f]	0.14[f]	0.45	(0.37)
2002 - Class C Shares	9.99	0.28[c][f]	0.16[f]	0.44	(0.36)
2002 - Institutional Shares	10.02	0.42[c][f]	0.13[f]	0.55	(0.47)
2002 - Service Shares	10.01	0.37[c][f]	0.13[f]	0.50	(0.42)
2001 - Class A Shares	9.49	0.51[c]	0.60	1.11	(0.56)
2001 - Class B Shares	9.46	0.47[c]	0.58	1.05	(0.50)
2001 - Class C Shares	9.45	0.44[c]	0.58	1.02	(0.48)
2001 - Institutional Shares	9.47	0.57[c]	0.58	1.15	(0.60)
2001 - Service Shares	9.46	0.53[c]	0.57	1.10	(0.55)
2000 - Class A Shares	9.57	0.59[c]	(0.07)	0.52	(0.60)
2000 - Class B Shares	9.56	0.53[c]	(0.09)	0.44	(0.54)
2000 - Class C Shares	9.54	0.51[c]	(0.07)	0.44	(0.53)
2000 - Institutional Shares	9.57	0.63[c]	(0.09)	0.54	(0.64)
2000 - Service Shares	9.56	0.58[c]	(0.09)	0.49	(0.59)
1999 - Class A Shares	9.91	0.55	(0.36)	0.19	(0.53)
1999 - Class B Shares	9.88	0.48	(0.33)	0.15	(0.47)
1999 - Class C Shares	9.88	0.47	(0.36)	0.11	(0.45)
1999 - Institutional Shares	9.90	0.59	(0.35)	0.24	(0.57)
1999 - Administration Shares[e]	9.91	0.40[c]	(0.25)	0.15	(0.39)
1999 - Service Shares	9.89	0.54	(0.35)	0.19	(0.52)
1998 - Class A Shares	9.88	0.57	0.04	0.61	(0.58)
1998 - Class B Shares	9.86	0.51	0.03	0.54	(0.52)
1998 - Class C Shares	9.86	0.49	0.03	0.52	(0.50)
1998 - Institutional Shares	9.86	0.58	0.06	0.64	(0.60)
1998 - Administration Shares	9.89	0.55	0.05	0.60	(0.58)
1998 - Service Shares	9.86	0.55	0.04	0.59	(0.56)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

(f) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reduction by 0.63%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.12	1.79%	$303,079	0.95%[b]	2.86%[b]	1.01%[b]	2.80%[b]	81%
10.08	1.39	59,654	1.55[b]	2.28[b]	1.76[b]	2.07[b]	81
10.06	1.32	135,116	1.70[b]	2.11[b]	1.76[b]	2.05[b]	81
10.09	1.90	438,942	0.55[b]	3.27[b]	0.61[b]	3.21[b]	81
10.08	1.65	9,696	1.05[b]	2.77[b]	1.11[b]	2.71[b]	81
10.12	5.26	246,763	0.94	3.69[f]	1.04	3.59[f]	194
10.09	4.65	49,874	1.54	3.09[f]	1.79	2.84[f]	194
10.07	4.50	95,458	1.69	2.84[f]	1.79	2.74[f]	194
10.10	5.69	280,452	0.54	4.20[f]	0.64	4.10[f]	194
10.09	5.17	11,471	1.04	3.70[f]	1.14	3.60[f]	194
10.04	12.00	88,394	0.94	5.26	1.11	5.09	243
10.01	11.38	16,809	1.54	4.80	1.86	4.48	243
9.99	11.12	18,871	1.69	4.59	1.86	4.42	243
10.02	12.47	206,129	0.54	5.89	0.71	5.72	243
10.01	11.93	8,154	1.04	5.40	1.21	5.23	243
9.49	5.65	29,446	0.94	6.21	1.13	6.02	130
9.46	4.80	5,743	1.54	5.63	1.88	5.29	130
9.45	4.76	5,128	1.69	5.45	1.88	5.26	130
9.47	5.85	131,462	0.54	6.64	0.73	6.45	130
9.46	5.32	6,134	1.04	6.14	1.23	5.95	130
9.57	1.97	52,235	0.94	5.61	1.07	5.48	173
9.56	1.56	6,937	1.54	5.04	1.82	4.76	173
9.54	1.21	7,029	1.69	4.83	1.82	4.70	173
9.57	2.49	146,062	0.54	6.03	0.67	5.90	173
9.67[e]	1.57	—	0.79[b]	5.76[b]	0.92[b]	5.63[b]	173
9.56	1.97	6,605	1.04	5.54	1.17	5.41	173
9.91	6.36	56,725	0.81	5.68	1.32	5.17	120
9.88	5.62	5,025	1.41	5.12	1.87	4.66	120
9.88	5.46	4,527	1.56	4.64	1.87	4.33	120
9.90	6.75	145,514	0.53	6.06	0.84	5.75	120
9.91	6.27	7,357	0.78	5.76	1.09	5.45	120
9.89	6.12	6,232	1.03	5.56	1.34	5.25	120

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders			
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)								
2003 - Class A Shares	$14.95	$0.23(c)	$ 0.18	$ 0.41	$(0.28)	$ —	$(0.02)	$(0.30)
2003 - Class B Shares	14.95	0.18(c)	0.16	0.34	(0.22)	—	(0.02)	(0.24)
2003 - Class C Shares	14.94	0.18(c)	0.16	0.34	(0.22)	—	(0.02)	(0.24)
2003 - Institutional Shares	14.93	0.26(c)	0.17	0.43	(0.31)	—	(0.02)	(0.33)
2003 - Service Shares	14.92	0.23(c)	0.16	0.39	(0.27)	—	(0.02)	(0.29)
FOR THE YEARS ENDED OCTOBER 31,								
2002 - Class A Shares	14.96	0.63(c)(e)	0.19(e)	0.82	(0.67)	—	(0.16)	(0.83)
2002 - Class B Shares	14.96	0.52(c)(e)	0.19(e)	0.71	(0.56)	—	(0.16)	(0.72)
2002 - Class C Shares	14.95	0.51(c)(e)	0.20(e)	0.71	(0.56)	—	(0.16)	(0.72)
2002 - Institutional Shares	14.94	0.69(c)(e)	0.19(e)	0.88	(0.73)	—	(0.16)	(0.89)
2002 - Service Shares	14.93	0.62(c)(e)	0.19(e)	0.81	(0.66)	—	(0.16)	(0.82)
2001 - Class A Shares	13.84	0.78(c)	1.13	1.91	(0.79)	—	—	(0.79)
2001 - Class B Shares	13.85	0.68(c)	1.11	1.79	(0.68)	—	—	(0.68)
2001 - Class C Shares	13.84	0.68(c)	1.11	1.79	(0.68)	—	—	(0.68)
2001 - Institutional Shares	13.82	0.83(c)	1.14	1.97	(0.85)	—	—	(0.85)
2001 - Service Shares	13.82	0.76(c)	1.13	1.89	(0.78)	—	—	(0.78)
2000 - Class A Shares	13.70	0.82	0.15	0.97	(0.83)	—	—	(0.83)
2000 - Class B Shares	13.72	0.71	0.15	0.86	(0.73)	—	—	(0.73)
2000 - Class C Shares	13.71	0.71	0.14	0.85	(0.72)	—	—	(0.72)
2000 - Institutional Shares	13.69	0.87	0.14	1.01	(0.88)	—	—	(0.88)
2000 - Service Shares	13.63	0.82	0.18	1.00	(0.81)	—	—	(0.81)
1999 - Class A Shares	14.91	0.80	(0.89)	(0.09)	(0.77)	—	(0.35)	(1.12)
1999 - Class B Shares	14.92	0.69	(0.87)	(0.18)	(0.67)	—	(0.35)	(1.02)
1999 - Class C Shares	14.91	0.69	(0.88)	(0.19)	(0.66)	—	(0.35)	(1.01)
1999 - Institutional Shares	14.90	0.85	(0.88)	(0.03)	(0.83)	—	(0.35)	(1.18)
1999 - Service Shares	14.88	0.77	(0.92)	(0.15)	(0.75)	—	(0.35)	(1.10)
1998 - Class A Shares	14.59	0.81	0.45	1.26	(0.81)	(0.07)	(0.06)	(0.94)
1998 - Class B Shares	14.61	0.72	0.42	1.14	(0.72)	(0.05)	(0.06)	(0.83)
1998 - Class C Shares	14.60	0.74	0.40	1.14	(0.74)	(0.03)	(0.06)	(0.83)
1998 - Institutional Shares	14.59	0.87	0.42	1.29	(0.87)	(0.05)	(0.06)	(0.98)
1998 - Service Shares	14.59	0.80	0.40	1.20	(0.80)	(0.05)	(0.06)	(0.91)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Includes the effect of mortgage dollar roll transactions.
(e) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.44%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$15.06	2.73%	$313,503	0.99%[b]	3.14%[b]	1.18%[b]	2.95%[b]	209%
15.05	2.28	55,181	1.74[b]	2.41[b]	1.93[b]	2.22[b]	209
15.04	2.29	28,325	1.74[b]	2.39[b]	1.93[b]	2.20[b]	209
15.03	2.94	149,635	0.59[b]	3.50[b]	0.78[b]	3.31[b]	209
15.02	2.62	13,062	1.09[b]	3.07[b]	1.28[b]	2.88[b]	209
14.95	5.77	248,719	0.98	4.26[e]	1.24	4.00[e]	226
14.95	4.99	51,124	1.73	3.54[e]	1.99	3.28[e]	226
14.94	4.99	24,095	1.73	3.49[e]	1.99	3.23[e]	226
14.93	6.13	82,523	0.58	4.74[e]	0.84	4.48[e]	226
14.92	5.68	10,762	1.08	4.25[e]	1.34	3.99[e]	226
14.96	14.20	142,904	0.98	5.46	1.31	5.13	473
14.96	13.27	34,036	1.73	4.71	2.06	4.38	473
14.95	13.28	13,814	1.73	4.71	2.06	4.38	473
14.94	14.67	34,997	0.58	5.80	0.91	5.47	473
14.93	14.04	8,239	1.08	5.27	1.41	4.94	473
13.84	7.33	88,783	0.98	6.01	1.39	5.60	341
13.85	6.45	18,724	1.73	5.24	2.14	4.83	341
13.84	6.46	7,606	1.73	5.25	2.14	4.84	341
13.82	7.68	7,514	0.58	6.41	0.99	6.00	341
13.82	7.62	373	1.08	6.02	1.49	5.61	341
13.70	(0.63)	82,102	0.98	5.63	1.33	5.28	278
13.72	(1.29)	19,684	1.73	4.88	2.08	4.53	278
13.71	(1.29)	10,053	1.73	4.89	2.08	4.54	278
13.69	(0.23)	5,899	0.58	6.07	0.93	5.72	278
13.63	(1.01)	15	1.08	5.56	1.43	5.21	278
14.91	8.98	101,015	0.76	5.53	1.53	4.76	315
14.92	8.09	16,125	1.51	4.76	2.05	4.22	315
14.91	8.09	9,639	1.51	4.59	2.05	4.05	315
14.90	9.19	2,642	0.51	5.82	1.05	5.28	315
14.88	8.53	2	1.01	5.48	1.55	4.94	315

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)								
2003 - Class A Shares	$10.07	$ 0.21[c]	$ 0.33	$ 0.54	$(0.20)	$ —	$(0.04)	$(0.24)
2003 - Class B Shares	10.10	0.18[c]	0.33	0.51	(0.16)	—	(0.04)	(0.20)
2003 - Class C Shares	10.10	0.18[c]	0.33	0.51	(0.16)	—	(0.04)	(0.20)
2003 - Institutional Shares	10.09	0.24[c]	0.33	0.57	(0.22)	—	(0.04)	(0.26)
2003 - Service Shares	10.09	0.21[c]	0.33	0.54	(0.19)	—	(0.04)	(0.23)
FOR THE YEARS ENDED OCTOBER 31,								
2002 - Class A Shares	10.25	0.50[c]	(0.13)	0.37	(0.52)	—	(0.03)	(0.55)
2002 - Class B Shares	10.29	0.43[c]	(0.15)	0.28	(0.44)	—	(0.03)	(0.47)
2002 - Class C Shares	10.29	0.43[c]	(0.15)	0.28	(0.44)	—	(0.03)	(0.47)
2002 - Institutional Shares	10.28	0.55[c]	(0.15)	0.40	(0.56)	—	(0.03)	(0.59)
2002 - Service Shares	10.28	0.51[c]	(0.16)	0.35	(0.51)	—	(0.03)	(0.54)
2001 - Class A Shares	9.52	0.56[c]	0.75	1.31	(0.57)	(0.01)	—	(0.58)
2001 - Class B Shares	9.54	0.49[c]	0.77	1.26	(0.50)	(0.01)	—	(0.51)
2001 - Class C Shares	9.55	0.49[c]	0.76	1.25	(0.50)	(0.01)	—	(0.51)
2001 - Institutional Shares	9.54	0.60[c]	0.76	1.36	(0.61)	(0.01)	—	(0.62)
2001 - Service Shares	9.54	0.55[c]	0.76	1.31	(0.56)	(0.01)	—	(0.57)
2000 - Class A Shares	9.50	0.57[c]	0.02	0.59	(0.57)	—	—	(0.57)
2000 - Class B Shares	9.52	0.50[c]	0.02	0.52	(0.50)	—	—	(0.50)
2000 - Class C Shares	9.52	0.50[c]	0.03	0.53	(0.50)	—	—	(0.50)
2000 - Institutional Shares	9.52	0.61[c]	0.02	0.63	(0.61)	—	—	(0.61)
2000 - Service Shares	9.52	0.56[c]	0.02	0.58	(0.56)	—	—	(0.56)
1999 - Class A Shares	10.25	0.54	(0.61)	(0.07)	(0.53)	—	(0.15)	(0.68)
1999 - Class B Shares	10.28	0.48	(0.62)	(0.14)	(0.47)	—	(0.15)	(0.62)
1999 - Class C Shares	10.28	0.47	(0.62)	(0.15)	(0.46)	—	(0.15)	(0.61)
1999 - Institutional Shares	10.28	0.58	(0.62)	(0.04)	(0.57)	—	(0.15)	(0.72)
1999 - Administration Shares[e]	10.27	0.40[c]	(0.41)	(0.01)	(0.40)	—	(0.15)	(0.55)
1999 - Service Shares	10.28	0.54	(0.62)	(0.08)	(0.53)	—	(0.15)	(0.68)
1998 - Class A Shares	10.06	0.59	0.27	0.86	(0.59)	(0.02)	(0.06)	(0.67)
1998 - Class B Shares	10.09	0.52	0.27	0.79	(0.52)	(0.02)	(0.06)	(0.60)
1998 - Class C Shares	10.09	0.52	0.27	0.79	(0.52)	(0.02)	(0.06)	(0.60)
1998 - Institutional Shares	10.08	0.61	0.29	0.90	(0.61)	(0.03)	(0.06)	(0.70)
1998 - Administration Shares	10.07	0.57	0.29	0.86	(0.57)	(0.03)	(0.06)	(0.66)
1998 - Service Shares	10.09	0.56	0.27	0.83	(0.56)	(0.02)	(0.06)	(0.64)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$10.37	5.55%	$402,310	0.90%[b]	4.22%[b]	0.90%[b]	4.22%[b]	216%
10.41	5.25	41,082	1.65[b]	3.48[b]	1.65[b]	3.48[b]	216
10.41	5.14	25,186	1.65[b]	3.49[b]	1.65[b]	3.49[b]	216
10.40	5.74	697,450	0.50[b]	4.63[b]	0.50[b]	4.63[b]	216
10.40	5.48	23,842	1.00[b]	4.15[b]	1.00[b]	4.15[b]	216
10.07	3.59	315,441	0.90	5.03	0.90	5.03	437
10.10	2.70	36,131	1.65	4.33	1.65	4.33	437
10.10	2.80	20,176	1.65	4.32	1.65	4.32	437
10.09	3.99	733,996	0.50	5.51	0.50	5.51	437
10.09	3.47	29,761	1.00	5.05	1.00	5.05	437
10.25	14.17	178,885	0.94	5.61	0.94	5.61	315
10.29	13.51	26,848	1.69	4.93	1.69	4.93	315
10.29	13.38	11,998	1.69	4.89	1.69	4.89	315
10.28	14.69	440,836	0.54	6.05	0.54	6.05	315
10.28	14.13	26,667	1.04	5.54	1.04	5.54	315
9.52	6.48	73,846	0.94	6.04	0.97	6.01	272
9.54	5.69	14,002	1.69	5.29	1.72	5.26	272
9.55	5.80	6,107	1.69	5.30	1.72	5.27	272
9.54	6.90	268,465	0.54	6.46	0.57	6.43	272
9.54	6.37	9,445	1.04	5.95	1.07	5.92	272
9.50	(0.68)	65,368	0.94	5.57	0.98	5.53	280
9.52	(1.47)	14,654	1.69	4.83	1.73	4.79	280
9.52	(1.51)	7,443	1.69	4.82	1.73	4.78	280
9.52	(0.37)	216,973	0.54	5.97	0.58	5.93	280
9.71[e]	(0.13)	—	0.79[b]	5.63[b]	0.83[b]	5.59[b]	280
9.52	(0.87)	8,172	1.04	5.50	1.08	5.46	280
10.25	8.76	56,267	0.74	5.58	1.21	5.11	272
10.28	7.94	7,209	1.49	4.82	1.75	4.56	272
10.28	7.94	5,587	1.49	4.81	1.75	4.55	272
10.28	9.15	195,730	0.46	5.95	0.72	5.69	272
10.27	8.88	12,743	0.71	5.70	0.97	5.44	272
10.28	8.50	5,263	0.96	5.44	1.22	5.18	272

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From capital	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)								
2003 - Class A Shares	$14.34	$0.25[c]	$ 0.47	$ 0.72	$(0.36)	$ —	$ —	$(0.36)
2003 - Class B Shares	14.30	0.21[c]	0.46	0.67	(0.32)	—	—	(0.32)
2003 - Class C Shares	14.27	0.21[c]	0.47	0.68	(0.32)	—	—	(0.32)
2003 - Institutional Shares	14.33	0.30[c]	0.46	0.76	(0.41)	—	—	(0.41)
2003 - Service Shares	14.31	0.26[c]	0.47	0.73	(0.37)	—	—	(0.37)
FOR THE YEARS ENDED OCTOBER 31,								
2002 - Class A Shares	14.72	0.50[c][d]	(0.35)[d]	0.15	(0.53)	—	—	(0.53)
2002 - Class B Shares	14.68	0.41[c][d]	(0.33)[d]	0.08	(0.46)	—	—	(0.46)
2002 - Class C Shares	14.65	0.41[c][d]	(0.33)[d]	0.08	(0.46)	—	—	(0.46)
2002 - Institutional Shares	14.70	0.58[c][d]	(0.33)[d]	0.25	(0.62)	—	—	(0.62)
2002 - Service Shares	14.69	0.50[c][d]	(0.33)[d]	0.17	(0.55)	—	—	(0.55)
2001 - Class A Shares	14.68	0.55[c]	0.85	1.40	(1.36)	—	—	(1.36)
2001 - Class B Shares	14.65	0.48[c]	0.84	1.32	(1.29)	—	—	(1.29)
2001 - Class C Shares	14.63	0.47[c]	0.84	1.31	(1.29)	—	—	(1.29)
2001 - Institutional Shares	14.67	0.65[c]	0.84	1.49	(1.46)	—	—	(1.46)
2001 - Service Shares	14.66	0.57[c]	0.84	1.41	(1.38)	—	—	(1.38)
2000 - Class A Shares	14.49	0.59[c]	0.20	0.79	(0.60)	—	—	(0.60)
2000 - Class B Shares	14.45	0.51[c]	0.22	0.73	(0.53)	—	—	(0.53)
2000 - Class C Shares	14.43	0.51[c]	0.22	0.73	(0.53)	—	—	(0.53)
2000 - Institutional Shares	14.48	0.68[c]	0.21	0.89	(0.70)	—	—	(0.70)
2000 - Service Shares	14.47	0.61[c]	0.20	0.81	(0.62)	—	—	(0.62)
1999 - Class A Shares	15.65	0.62[c]	(0.78)	(0.16)	(0.61)	(0.03)	(0.36)	(1.00)
1999 - Class B Shares	15.63	0.53	(0.78)	(0.25)	(0.55)	(0.02)	(0.36)	(0.93)
1999 - Class C Shares	15.60	0.53	(0.77)	(0.24)	(0.55)	(0.02)	(0.36)	(0.93)
1999 - Institutional Shares	15.64	0.71	(0.77)	(0.06)	(0.71)	(0.03)	(0.36)	(1.10)
1999 - Service Shares	15.64	0.64	(0.79)	(0.15)	(0.63)	(0.03)	(0.36)	(1.02)
1998 - Class A Shares	15.10	0.72[c]	0.90	1.62	(1.01)	—	(0.06)	(1.07)
1998 - Class B Shares	15.08	0.63[c]	0.92	1.55	(0.94)	—	(0.06)	(1.00)
1998 - Class C Shares	15.06	0.63[c]	0.91	1.54	(0.94)	—	(0.06)	(1.00)
1998 - Institutional Shares	15.09	0.82[c]	0.90	1.72	(1.11)	—	(0.06)	(1.17)
1998 - Service Shares	15.09	0.74[c]	0.91	1.65	(1.04)	—	(0.06)	(1.10)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the distributions of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.43%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$14.70	5.07%	$260,468	1.35%[b]	3.45%[b]	1.75%[b]	3.05%[b]	85%
14.65	4.75	39,353	1.85[b]	2.95[b]	2.25[b]	2.55[b]	85
14.63	4.84	11,676	1.85[b]	2.95[b]	2.25[b]	2.55[b]	85
14.68	5.34	98,741	0.70[b]	4.07[b]	1.10[b]	3.67[b]	85
14.67	5.16	1,062	1.20[b]	3.60[b]	1.60[b]	3.20[b]	85
14.34	1.08	255,821	1.34	3.36[d]	1.72	2.98[d]	146
14.30	0.59	37,986	1.84	2.88[d]	2.22	2.50[d]	146
14.27	0.59	11,533	1.84	2.88[d]	2.22	2.50[d]	146
14.33	1.82	143,127	0.69	4.00[d]	1.07	3.62[d]	146
14.31	1.24	1,184	1.19	3.49[d]	1.57	3.11[d]	146
14.72	10.08	286,718	1.34	3.80	1.70	3.44	222
14.68	9.50	31,969	1.84	3.28	2.20	2.92	222
14.65	9.44	8,679	1.84	3.28	2.20	2.92	222
14.70	10.73	181,869	0.69	4.47	1.05	4.11	222
14.69	10.18	1,394	1.19	3.96	1.55	3.60	222
14.68	5.58	294,738	1.34	4.03	1.70	3.67	185
14.65	5.14	22,008	1.84	3.53	2.20	3.17	185
14.63	5.13	5,954	1.84	3.54	2.20	3.18	185
14.67	6.27	287,145	0.69	4.69	1.05	4.33	185
14.66	5.76	1,934	1.19	4.17	1.55	3.81	185
14.49	(1.14)	271,832	1.34	4.12	1.72	3.74	158
14.45	(1.74)	16,724	1.84	3.60	2.22	3.22	158
14.43	(1.68)	7,786	1.84	3.60	2.22	3.22	158
14.48	(0.49)	279,621	0.69	4.75	1.07	4.37	158
14.47	(1.06)	1,115	1.19	4.28	1.57	3.90	158
15.65	11.21	217,362	1.31	4.71	1.75	4.27	230
15.63	10.66	8,135	1.83	4.19	2.24	3.78	230
15.60	10.65	4,090	1.83	4.20	2.24	3.79	230
15.64	11.95	178,532	0.66	5.40	1.07	4.99	230
15.64	11.43	1,058	1.16	4.92	1.57	4.51	230

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the ''Trust'') was held on December 16, 2002 (the ''Meeting'') for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $322.8 billion in assets under management as of March 31, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE℠ International Equity Fund**

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- CORE℠ Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund*
- Enhanced Income Fund

Money Market Funds[1]

---

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

*Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

GOLDMAN SACHS INTERNATIONAL
133 Peterborough Court
London, England EC4A 2BB

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Goldman, Sachs & Co. is the distributor of the Funds.

The Goldman Sachs Government Income, Goldman Sachs Short Duration Government and Goldman Sachs Ultra-Short Duration Government Funds' net asset values and yields are not guaranteed by the U.S. government or by its agencies, instrumentalities or sponsored enterprises.

Goldman Sachs Global Income and Goldman Sachs Core Fixed Income Funds' foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

The Goldman Sachs Enhanced Income Fund is not a money market fund. Investors in this Fund should understand that the net asset value of the Fund will fluctuate which may result in a loss of a portion of the principal amount invested.

   Date of first use: June 29, 2003 / 03-897   FI/INVGRSAR / 65.8K / 6-03

ITEM 2.   CODE OF ETHICS.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

(a)   The Registrant's President/Principal Executive Officer and Treasurer/Principal Financial Officer evaluated the Registrant's disclosure controls and procedures (as defined in Rule 30a-2(c) under the Investment Company Act of 1940) as of a date within 90 days prior to the date of this report (the "Evaluation Date"). Based on that evaluation, the Registrant's President/Principal Executive Officer and Treasurer/Principal Financial Officer concluded that the Registrant's disclosure controls and procedures were effective as of the Evaluation Date to ensure that information required to be disclosed by the Registrant on Form N-CSR is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)   There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequently to the Evaluation Date.

ITEM 10.   EXHIBITS.

(a)   Not applicable to semi-annual reports for the period ended February 28, 2003.

(b)   Attached hereto.

Exhibit 99.CERT	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 99.906CERT	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: June 24, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: June 24, 2003

By: /s/ John M. Perlowski

John M. Perlowski
Treasurer/Principal Financial Officer of
Goldman Sachs Trust

Date: June 24, 2003